14005070

SEC
Mail Processing
Section
FEB 24 2014
Washington DC
404

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File Number 1-4601

Schlumberger N.V. (Schlumberger Limited)

(Exact name of registrant as specified in its charter)

Curaçao **(State or other jurisdiction of incorporation or organization)**	**52-0684746** **(IRS Employer Identification No.)**
42, rue Saint-Dominique **Paris, France**	**75007**
5599 San Felipe, 17th Floor **Houston, Texas, United States of America**	**77056**
Parkstraat 83, The Hague, **The Netherlands**	**2514 JG**
(Addresses of principal executive offices)	**(Zip Codes)**

Registrant's telephone number in the United States, including area code, is:

(713) 375-3400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange Euronext Paris The London Stock Exchange SIX Swiss Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

As of June 30, 2013, the aggregate market value of the common stock of the registrant held by non-affiliates of the registrant was approximately $94.8 billion.

As of December 31, 2013, the number of shares of common stock outstanding was 1,307,330,369.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required to be furnished pursuant to Part III of this Form 10-K is set forth in, and is hereby incorporated by reference herein from, Schlumberger's definitive proxy statement for its 2014 Annual General Meeting of Stockholders, to be filed by Schlumberger with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2013 (the "2014 Proxy Statement").

SCHLUMBERGER LIMITED

Table of Contents

Form 10-K

		Page
PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	7
Item 1B.	Unresolved Staff Comments	10
Item 2.	Properties	10
Item 3.	Legal Proceedings	11
Item 4.	Mine Safety Disclosures	11
PART II		
Item 5.	Market for Schlumberger's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities	12
Item 6.	Selected Financial Data	14
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	15
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	30
Item 8.	Financial Statements and Supplementary Data	32
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	65
Item 9A.	Controls and Procedures	65
Item 9B.	Other Information	66
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance of Schlumberger	66
Item 11.	Executive Compensation	66
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	66
Item 13.	Certain Relationships and Related Transactions, and Director Independence	66
Item 14.	Principal Accounting Fees and Services	66
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	67
	Signatures	68
	Certifications	

PART I

Item 1. Business.

All references in this report to "Registrant," "Company," "Schlumberger," "we" or "our" are to Schlumberger Limited (Schlumberger N.V., incorporated in Curaçao) and its consolidated subsidiaries.

Founded in 1926, Schlumberger is the world's leading supplier of technology, integrated project management and information solutions to the international oil and gas exploration and production industry. Having invented wireline logging as a technique for obtaining downhole data in oil and gas wells, Schlumberger today provides the industry's widest range of products and services from exploration through production. As of December 31, 2013, the Company employed approximately 123,000 people of over 140 nationalities operating in approximately 85 countries. Schlumberger has principal executive offices in Paris, Houston and The Hague.

Schlumberger operates in each of the major oilfield service markets, managing its business through three Groups: Reservoir Characterization, Drilling and Production. Each Group consists of a number of technology-based service and product lines, or Technologies. These Technologies cover the entire life cycle of the reservoir and correspond to a number of markets in which Schlumberger holds leading positions. The business is also reported through four geographic Areas: North America, Latin America, Europe/CIS/Africa and Middle East & Asia. Within these Areas, a network of GeoMarket* regions provides logistical, technical and commercial coordination.

The role of the Groups and Technologies is to ensure that Schlumberger provides the best possible service to customers and that it remains at the forefront of technology development. The Groups and Technologies are collectively responsible for driving excellence in execution throughout their businesses, overseeing operational processes, resource allocation, personnel and delivering superior financial results. The GeoMarket structure offers customers a single point of contact at the local level for field operations and brings together geographically focused teams to meet local needs and deliver customized solutions. The Areas and GeoMarkets are responsible for providing the most efficient and cost effective support possible to the operations.

The Groups are as follows:

Reservoir Characterization Group – Consists of the principal Technologies involved in finding and defining hydrocarbon resources. These include WesternGeco, Wireline, Testing Services, Schlumberger Information Solutions (SIS) and PetroTechnical Services. WesternGeco seismic acquisition services and PetroTechnical Services interpretation solutions combine to provide the industry's most extensive multiclient library.

- *WesternGeco* is a leading geophysical services supplier, providing comprehensive worldwide reservoir imaging, monitoring and development services. WesternGeco provides increasingly accurate measurements and images of subsurface geology and rock properties for both customer proprietary and multiclient surveys.
- *Wireline* provides the information necessary to evaluate subsurface formation rocks and fluids to plan and monitor well construction, and to monitor and evaluate well production. Wireline offers both openhole and cased-hole services including wireline perforating.
- *Testing Services* provides exploration and production pressure and flow-rate measurement services both at the surface and downhole. The Technology also provides tubing-conveyed perforating services.
- *Schlumberger Information Solutions* provides software, consulting, information management and IT infrastructure services that support core oil and gas industry operational processes.
- *PetroTechnical Services* supplies interpretation and integration of all exploration and production data types, as well as expert consulting services for reservoir characterization, field development planning production enhancement and multi-disciplinary reservoir and production solutions. PetroTechnical Services offers the industry's most extensive multiclient data library and provides industry petrotechnical training solutions.

Drilling Group – Consists of the principal Technologies involved in the drilling and positioning of oil and gas wells and comprises Bits & Advanced Technologies, M-I SWACO, Geoservices, Drilling & Measurements, Drilling Tools & Remedial and Integrated Project Management well construction projects.

- *Bits & Advanced Technologies* designs, manufactures and markets roller cone and fixed cutter drill bits for all environments. The drill bits include designs for premium market segments where faster penetration rates and increased footage provide significant economic benefits in lowering overall well costs. The technologies leverage proprietary modeling and simulation software for the design of application-specific bits and cutting structures.

- *M-I SWACO* is the leading supplier of drilling fluid systems engineered to improve drilling performance by anticipating fluids-related problems, fluid systems and specialty equipment designed to optimize wellbore productivity and production technology solutions formulated to maximize production rates. M-I SWACO also provides engineered managed pressure drilling and underbalanced drilling solutions, as well as environmental services and products to safely manage waste volumes generated in both drilling and production operations.

- *Geoservices* supplies mud logging services for geological and drilling surveillance.

- *Drilling & Measurements* provides directional drilling, measurement-while-drilling and logging-while-drilling services for all well profiles as well as engineering support.

- *Drilling Tools & Remedial* provides a wide variety of bottom hole assembly drilling tools, borehole enlargement technologies and impact tools, as well as a comprehensive collection of tubulars and tubular services for oil and gas drilling operations.

Production Group – Consists of the principal Technologies involved in the lifetime production of oil and gas reservoirs and includes Well Services, Completions, Artificial Lift, Well Intervention, Water Services, Carbon Services and Schlumberger Production Management field production projects.

- *Well Services* provides services used during oil and gas well drilling and completion as well as those used to maintain optimal production throughout the life of a well. The services include pressure pumping, well cementing and stimulation operations as well as intervention activities.

- *Completions* supplies well completion services and equipment that include packers, safety valves, sand control technology as well as a range of intelligent well completions technology and equipment.

- *Artificial Lift* provides production equipment and optimization services using electrical submersible pumps and gas lift equipment, as well as surface horizontal pumping systems.

- *Well Intervention* develops coiled tubing equipment and services and provides slickline services for downhole mechanical well intervention, reservoir monitoring and downhole data acquisition.

- *Water Services* specializes in the development, management and environmental protection of water resources.

- *Carbon Services* provides comprehensive geological storage solutions including storage site characterization for carbon dioxide.

Schlumberger has a 40% equity ownership interest in OneSubsea™, a joint venture with Cameron International Corporation ("Cameron"). The joint venture manufactures and develops products, systems and services for the subsea oil and gas market. Schlumberger's 40% share of the net income of the joint venture is reflected in the results of the Production Group.

Schlumberger also offers customers its services through business models known as Integrated Project Management (IPM), for well construction projects, and Schlumberger Production Management (SPM), for field production projects. These models combine the required services and products of the Technologies with drilling rig management, specialized engineering and project management expertise to provide a complete solution to well construction and production improvement.

IPM projects are typically of multiyear duration and include start-up costs and significant third-party components that cover services that Schlumberger does not provide directly. Projects may be fixed price in nature and may contain penalties for non-performance.

SPM commercial arrangements create alignment between Schlumberger and the asset holder and/or the operator whereby Schlumberger receives remuneration in line with its value creation. These projects are generally focused on developing and co-managing production of Schlumberger's customers' mature assets under long-term agreements. Schlumberger will invest its own services and products, and in some cases cash into the asset. Schlumberger is generally not paid for services and products at the time of providing the services or upon delivery of the products.

Instead, Schlumberger is generally compensated on a fee-per-barrel basis for any incremental production Schlumberger helps deliver above a mutually agreed baseline.

Supporting the Technologies is a global network of research and engineering centers. Through this organization, Schlumberger is committed to advanced technology programs that enhance oilfield efficiency, lower finding and producing costs, improve productivity, maximize reserve recovery and increase asset value while accomplishing these goals in a safe and environmentally sound manner.

Managed outside the Group structure is Schlumberger Business Consulting, which helps oil and gas companies achieve fast and sustainable performance improvements.

Schlumberger primarily uses its own personnel to market its offerings. The customer base, business risks and opportunities for growth are essentially uniform across all services. There is a sharing of manufacturing and engineering facilities as well as research centers, and the labor force is interchangeable. Technological innovation, quality of service and price differentiation are the principal methods of competition, which varies geographically with respect to the different services offered. While there are numerous competitors, both large and small, Schlumberger believes that it is an industry leader in providing wireline logging, well testing, drilling and completion fluids, coiled-tubing, drill bits, measurement-while-drilling, logging-while-drilling and directional drilling services, mud logging, as well as fully computerized logging and geoscience software and computing services. A large proportion of Schlumberger offerings is non-rig related; consequently, revenue does not necessarily correlate to rig count fluctuations.

GENERAL

Intellectual Property

Schlumberger and its affiliates own and control a variety of intellectual property, including but not limited to patents, proprietary information and software tools and applications that, in the aggregate, are material to Schlumberger's business. While Schlumberger seeks and holds numerous patents covering various products and processes, no particular patent or group of patents is considered material to Schlumberger's business.

Seasonality

Seasonal changes in weather and significant weather events can temporarily affect the delivery of oilfield services. For example, the spring thaw in Canada and consequent road restrictions can affect activity levels, while the winter months in the North Sea, Russia and China can produce severe weather conditions which typically result in reduced levels of activity. Hurricanes and typhoons can disrupt coastal and offshore operations. Additionally, customer spending patterns for multiclient data, software and other oilfield services and products generally result in higher activity in the fourth quarter of each year as clients seek to utilize their annual budgets.

Customers and Backlog of Orders

For the year ended December 31, 2013, no single customer exceeded 10% of consolidated revenue. Other than WesternGeco, Schlumberger has no significant backlog due to the nature of its businesses. The WesternGeco backlog, which is based on signed contracts with customers, was $0.9 billion at December 31, 2013 ($1.0 billion at December 31, 2012).

Financial Information

Financial information by business segment and geographic area for the years ended December 31, 2013, 2012 and 2011 is provided in Note 17 of the *Consolidated Financial Statements*.

Executive Officers of Schlumberger

The following table sets forth, as of January 31, 2014, the names and ages of the executive officers of Schlumberger, including all offices and positions held by each for at least the past five years.

Name	Age	Current Position and Five-Year Business Experience
Paal Kibsgaard	46	Chief Executive Officer, since August 2011; Director since April 2011; Chief Operating Officer, February 2010 to July 2011; President Reservoir Characterization Group, May 2009 to February 2010; Vice President Engineering, Manufacturing and Sustaining, November 2007 to May 2009.
Simon Ayat	59	Executive Vice President and Chief Financial Officer, since March 2007.
Alexander Juden	53	Secretary and General Counsel, since April 2009; Director of Compliance, February 2005 to April 2009.
Ashok Belani	55	Executive Vice President, Technology, since January 2011; President, Reservoir Characterization Group, February 2010 to August 2011; Vice President and Chief Technology Officer, April 2006 to February 2010.
Jean-Francois Poupeau	52	Executive Vice President Corporate Development and Communications, since June 2012; President, Drilling Group, May 2010 to June 2012; President, Drilling & Measurements, July 2007 to April 2010.
Khaled Al Mogharbel	43	President, Drilling Group, since July 2013; President, Middle East, August 2011 to June 2013; Project – Gulfsands Petroleum – Syria, July 2009 to July 2011; Saudi Arabia and Bahrain GeoMarket Manager, May 2008 to June 2009.
Stephane Biguet	45	Vice President Controller, Operations & Integration, since November 2013; Vice President, Global Shared Services Organization, August 2011 to October 2013; Mergers and Acquisitions Director, February 2011 to July 2011; Controller, Reservoir Characterization Group, October 2008 to July 2011.
Stephanie Cox	45	Vice President Human Resources, since May 2009; North Gulf Coast GeoMarket Manager, April 2006 to May 2009.
Mark Danton	57	Vice President – Director of Taxes, since January 1999.
Sherif Foda	44	President, Production Group, since July 2013; President, Europe and Africa, June 2011 to June 2013; Saudi Arabia and Bahrain GeoMarket Manager, June 2009 to June 2011; Vice President, Coiled Tubing Services, August 2007 to May 2009.
Aaron Gatt Floridia	45	President, Reservoir Characterization Group, since August 2011; President Middle East, May 2009 to July 2011; General Manager – AGO, January 2007 to April 2009.
Howard Guild	42	Chief Accounting Officer, since July 2005.
Imran Kizilbash	47	Vice President and Treasurer, since November 2013; Controller, Operations & Integration, July 2013 to October 2013; Controller, Operations, January 2011 to June 2013; Controller, Schlumberger Limited, May 2009 to January 2011; President Reservoir Characterization Group, April 2006 to April 2009.
Patrick Schorn	45	President, Operations and Integration, since July 2013; President, Production Group, January 2011 to June 2013; President Well Services, May 2008 to January 2011.
Malcolm Theobald	52	Vice President Investor Relations, since June 2007.

Available Information

The Schlumberger Internet website is www.slb.com. Schlumberger uses its Investor Relations website, www.slb.com/ir, as a routine channel for distribution of important information, including news releases, analyst presentations, and financial information. Schlumberger makes available free of charge on or through its Investor Relations website at www.slb.com/ir access to its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, its proxy statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers, and amendments to each of those reports, as soon as reasonably practicable after such material is filed with or furnished to the Securities and Exchange Commission ("SEC"). Alternatively, you may access these reports at the SEC's Internet website at www.sec.gov. Copies are also available, without charge, from Schlumberger Investor Relations, 5599 San Felipe, 17th

Floor, Houston, Texas 77056. Unless expressly noted, the information on our website or any other website is not incorporated by reference in this Form 10-K and should not be considered part of this Form 10-K or any other filing Schlumberger makes with the SEC.

Item 1A. Risk Factors.

The following discussion of risk factors contains important information for the understanding our "forward-looking statements," which are discussed immediately following Item 7A. of this Form 10-K and elsewhere. These risk factors should also be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and the *Consolidated Financial Statements* and related notes included in this Form 10-K.

We urge you to consider carefully the risks described below, as well as in other reports and materials that we file with the SEC and the other information included or incorporated by reference in this Form 10-K. If any of the risks described below or elsewhere in this Form 10-K were to materialize, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially adversely affect our financial condition, results of operations and cash flows.

Demand for the majority of our services is substantially dependent on the levels of expenditures by the oil and gas industry. A substantial or an extended decline in oil and gas prices could result in lower expenditures by the oil and gas industry, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Demand for the majority of our services depends substantially on the level of expenditures by the oil and gas industry for the exploration, development and production of oil and natural gas reserves. These expenditures are generally dependent on the industry's view of future oil and natural gas prices and are sensitive to the industry's view of future economic growth and the resulting impact on demand for oil and natural gas. Declines, as well as anticipated declines, in oil and gas prices could also result in project modifications, delays or cancellations, general business disruptions, and delays in payment of, or nonpayment of, amounts that are owed to us. These effects could have a material adverse effect on our financial condition, results of operations and cash flows.

The prices for oil and natural gas have historically been volatile and can be affected by a variety of factors, including:

- demand for hydrocarbons, which is affected by general economic and business conditions;
- the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels for oil;
- oil and gas production levels by non-OPEC countries;
- the level of excess production capacity;
- political and economic uncertainty and geopolitical unrest;
- the level of worldwide oil and gas exploration and production activity;
- access to potential resources;
- governmental policies and subsidies;
- the costs of exploring for, producing and delivering oil and gas;
- technological advances affecting energy consumption; and
- weather conditions.

The oil and gas industry has historically experienced periodic downturns, which have been characterized by diminished demand for oilfield services and downward pressure on the prices we charge. A significant downturn in the oil and gas industry could result in a reduction in demand for oilfield services and could adversely affect our financial condition, results of operations and cash flows.

A significant portion of our revenue is derived from our non-United States operations, which exposes us to risks inherent in doing business in each of the approximately 85 countries in which we operate.

Our non-United States operations accounted for approximately 73% of our consolidated revenue in 2013, 72% in 2012 and 71% in 2011. Operations in countries other than the United States are subject to various risks, including:

- political and economic conditions in certain areas;
- exposure to possible expropriation of our assets or other governmental actions;
- social unrest, acts of terrorism, war or other armed conflict;
- confiscatory taxation or other adverse tax policies;
- deprivation of contract rights;
- trade restrictions or embargoes imposed by the United States or other countries;
- restrictions under the United States Foreign Corrupt Practices Act or similar legislation in other countries;
- restrictions on the repatriation of income or capital;
- currency exchange controls;
- inflation; and
- currency exchange rate fluctuations and devaluations.

In addition, we are subject to risks associated with our operations in countries, including Sudan and Cuba, that are subject to trade and economic sanctions or other restrictions imposed by the United States or other governments or organizations. United States law enforcement authorities are currently conducting a grand jury investigation and an associated regulatory inquiry related to our historical operations in countries that are subject to United States trade and economic sanctions. If any of the risks described above materialize, or if any governmental investigation results in criminal or civil penalties or other remedial measures, it could reduce our earnings and our cash available for operations.

We are also subject to risks related to investment in our common stock in connection with certain US state divestment or investment limitation legislation applicable to companies with operations in these countries, and similar actions by some private investors, which could adversely affect the market price of our common stock.

During 2013, certain non-US subsidiaries of Schlumberger provided oilfield services to the National Iranian Oil Company and certain of its affiliates ("NIOC"). Schlumberger's 2013 revenue attributable to this activity was $102 million, which resulted in a net loss of $69 million. During the second quarter of 2013, Schlumberger completed the wind down of its service operations in Iran. As a result, Schlumberger has reclassified the results of this business as a discontinued operation. All prior periods have been restated accordingly.

Schlumberger's activity in Iran during 2013 included obtaining services from and engaging in other dealings with the government of Iran that were incidental to operating in Iran, and the expenses of which are reflected in the results disclosed above. These services and other dealings consisted of paying taxes, duties, license fees and other typical governmental charges, along with payments for utilities, transportation, hotel accommodations, facility rentals, telecommunications services, newspaper advertisements, recreational and fitness memberships, and the purchase of routine office and similar supplies from entities associated with the government of Iran. Collections of amounts owed to Schlumberger for services rendered in Iran were received in part by depository accounts held by two non-US subsidiaries of Schlumberger at a branch of Bank Saderat Iran ("Saderat"), and in part by a depositary account held by one of such non-US subsidiaries at Bank Tejarat ("Tejarat") in Tehran. The accounts at Tejarat are also used in connection with payment of expenses incidental to collection of amounts owed to Schlumberger for prior services. The accounts at Saderat are maintained solely for the deposit by NIOC of amounts owed to non-US subsidiaries of Schlumberger for prior services. One of the non-US subsidiaries also maintained a depository account at Bank Sarmayeh ("Sarmayeh") which, together with the account at Tejarat, was maintained for the payment of expenses such as payroll expenses, rental payments and taxes. In addition, NIOC maintained bank accounts at Bank Melli Iran ("Melli") through which it made payments to a non-US subsidiary of Schlumberger for services provided in Iran under letters of credit issued by Melli. Schlumberger maintains no bank accounts at Melli. Schlumberger has discontinued dealings with Melli and Sarmayeh, and anticipates that it will discontinue its dealings with Saderat and Tejarat following the receipt of all amounts owed to Schlumberger for prior services rendered in Iran.

Environmental compliance costs and liabilities could reduce our earnings and cash available for operations.

We are subject to increasingly stringent laws and regulations relating to importation and use of hazardous materials, radioactive materials and explosives and to environmental protection, including laws and regulations governing air emissions, hydraulic fracturing, water discharges and waste management. We incur, and expect to continue to incur, capital and operating costs to comply with environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly complex, stringent and expensive to implement. These laws may provide for "strict liability" for remediation costs, damages to natural resources or threats to public health and safety. Strict liability can render a party liable for damages without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances.

We use and generate hazardous substances and wastes in our operations. In addition, many of our current and former properties are, or have been, used for industrial purposes. Accordingly, we could become subject to material liabilities relating to the investigation and cleanup of potentially contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. In addition, stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require us to incur costs or become the basis of new or increased liabilities that could reduce our earnings and our cash available for operations.

We could be subject to substantial liability claims, which could adversely affect our financial condition, results of operations and cash flows.

The technical complexities of our operations are such that we are exposed to a wide range of significant health, safety and environmental risks. Our offerings involve production-related activities, radioactive materials, explosives and other equipment and services that are deployed in challenging exploration, development and production environments. An accident involving these services or equipment, or a failure of a product, could cause personal injury, loss of life, damage to or destruction of property, equipment or the environment, or suspension of operations. Our insurance may not protect us against liability for some kinds of events, including events involving pollution, or against losses resulting from business interruption. Moreover, we may not be able to maintain insurance at levels of risk coverage or policy limits that we deem adequate. Any damages caused by our services or products that are not covered by insurance, or are in excess of policy limits or are subject to substantial deductibles, could adversely affect our financial condition, results of operations and cash flows.

Demand for our products and services could be reduced by changes in governmental regulations or in the law.

Some international, national and state governments and agencies are currently evaluating and promulgating climate-related legislation and regulations that are focused on restricting greenhouse gas emissions. Such legislation, as well as government initiatives to conserve energy or to promote the use of alternative energy sources, may significantly curtail demand for and production of fossil fuels such as oil and gas in areas of the world where our customers operate and thus adversely affect future demand for our services, which may in turn adversely affect our financial condition, results of operations and cash flows.

Some international, national and state governments and agencies have also adopted laws and regulations or are evaluating proposed legislation and regulations that are focused on the extraction of shale gas or oil using hydraulic fracturing. Hydraulic fracturing is a stimulation treatment routinely performed on oil and gas wells in low-permeability reservoirs. Specially engineered fluids are pumped at high pressure and rate into the reservoir interval to be treated, causing cracks in the target formation. Proppant, such as sand of a particular size, is mixed with the treatment fluid to keep the cracks open when the treatment is complete. Future hydraulic fracturing-related legislation or regulations could lead to operational delays and increased costs and, therefore, reduce demand for our pressure pumping services. If such additional international, national or state legislation or regulations are enacted, it could adversely affect our financial condition, results of operations and cash flows.

If we are unable to maintain technology leadership, this could adversely affect any competitive advantage we hold.

If we are unable to continue to develop and produce competitive technology or deliver it to our clients in a timely and cost-competitive manner in the various markets we serve, it could adversely affect our financial condition, results of operations and cash flows.

Limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage we hold.

Some of our products or services, and the processes we use to produce or provide them, have been granted patent protection, have patent applications pending or are trade secrets. Our business may be adversely affected if our patents are unenforceable, the claims allowed under our patents are not sufficient to protect our technology, our patent applications are denied, or our trade secrets are not adequately protected. Our competitors may be able to develop technology independently that is similar to ours without infringing on our patents or gaining access to our trade secrets, which could adversely affect our financial condition, results of operations and cash flows.

We may be subject to litigation if another party claims that we have infringed upon its intellectual property rights.

The tools, techniques, methodologies, programs and components we use to provide our services may infringe upon the intellectual property rights of others. Infringement claims generally result in significant legal and other costs and may distract management from running our core business. Royalty payments under licenses from third parties, if available, would increase our costs. Additionally, developing non-infringing technologies would increase our costs. If a license were not available, we might not be able to continue providing a particular service or product, which could adversely affect our financial condition, results of operations and cash flows.

Failure to obtain and retain skilled technical personnel could impede our operations.

We require highly skilled personnel to operate and provide technical services and support for our business. Competition for the personnel required for our businesses intensifies as activity increases. In periods of high utilization it may become more difficult to find and retain qualified individuals. This could increase our costs or have other adverse effects on our operations.

Severe weather conditions may affect our operations.

Our business may be materially affected by severe weather conditions in areas where we operate. This may entail the evacuation of personnel and stoppage of services. In addition, if particularly severe weather affects platforms or structures, this may result in a suspension of activities. Any of these events could adversely affect our financial condition, results of operations and cash flows.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Schlumberger owns or leases numerous manufacturing facilities, administrative offices, service centers, research centers, data processing centers, mines, ore, drilling fluid and production chemical processing centers, sales offices and warehouses throughout the world. Schlumberger views its principal manufacturing, mining and processing facilities, research centers and data processing centers as its "principal owned or leased facilities."

The following sets forth Schlumberger's principal owned or leased facilities:

Beijing, China; Clamart, France; Mumbai, India; Fuchinobe, Japan; Oslo, Norway; Singapore; Abingdon, Cambridge and Stonehouse, United Kingdom; Moscow, Russia; and within the United States: Boston, Massachusetts; Houston, Rosharon and Sugar Land, Texas; Battle Mountain, Nevada; Greybull, Wyoming and Florence, Kentucky.

Item 3. Legal Proceedings.

The information with respect to this Item 3. Legal Proceedings is set forth in Note 16 of the *Consolidated Financial Statements*.

Item 4. Mine Safety Disclosures.

The barite and bentonite mining operations of M-I LLC, an indirect wholly-owned subsidiary, are subject to regulation by the federal Mine Safety and Health Administration under the Federal Mine Safety and Health Act of 1977. Information concerning mine safety violations or other regulatory matters required by section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95 to this Form 10-K.

PART II

Item 5. Market for Schlumberger's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities.

As of December 31, 2013, there were 21,929 stockholders of record. The principal United States market for Schlumberger's common stock is the New York Stock Exchange ("NYSE"), where it is traded under the symbol "SLB," although it is traded on other exchanges in and outside the United States, including the Euronext Paris, the London Stock Exchange and the SIX Swiss Exchange.

Common Stock, Market Prices and Dividends Declared per Share

Quarterly high and low prices for Schlumberger's common stock as reported by the NYSE (composite transactions), together with dividends declared per share in each quarter of 2013 and 2012, were:

	Price Range		Dividends Declared
	High	Low	
2013			
QUARTERS			
First	**$82.00**	**$70.12**	**$0.3125**
Second	**77.84**	**69.08**	**0.3125**
Third	**89.72**	**71.84**	**0.3125**
Fourth	**94.91**	**84.91**	**0.3125**
2012			
QUARTERS			
First	$ 80.78	$ 67.12	$ 0.2750
Second	76.19	59.12	0.2750
Third	78.47	64.19	0.2750
Fourth	75.70	66.85	0.2750

On January 16, 2014, Schlumberger announced that its Board of Directors had approved an increase in the quarterly dividend of 28%, to $0.40.

There are no legal restrictions on the payment of dividends or ownership or voting of such shares, except as to shares held as treasury stock. Under current legislation, stockholders are not subject to any Curaçao withholding or other Curaçao taxes attributable to the ownership of such shares.

The following graph compares the cumulative total stockholder return on Schlumberger common stock, assuming reinvestment of dividends on the last day of the month of payment into common stock of Schlumberger, with the cumulative total return on the Standard & Poor's 500 Index (S&P 500 Index) and the cumulative total return on the Philadelphia Oil Service Index (OSX) over the five-year period ended December 31, 2013. The stockholder return set forth below is not necessarily indicative of future performance. The following graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Schlumberger specifically incorporates it by reference into such filing.

Comparison of five-year cumulative total return among
Schlumberger common stock, the S&P 500 Index and the
Philadelphia Oil Service Index (OSX)

Comparison of Cumulative Five-Year Total Return



$250
$200
$150
$100
$50
$0
Dec08
Dec09
Dec10
Dec11
Dec12
Dec13
Schlumberger Ltd
S&P 500 Index
Philadelphia Oil Service Index (OSX)

Assumes $100 invested on December 31, 2008 in Schlumberger common stock, in the S&P 500 Index and in the Philadelphia Oil Service Index (OSX) and reinvestment of dividends on the last day of the month of payment.

Share Repurchases

On July 18, 2013, the Schlumberger Board of Directors approved a $10 billion share repurchase program for Schlumberger common stock, to be completed at the latest by June 30, 2018.

Schlumberger's common stock repurchase program activity for the three months ended December 31, 2013 was as follows:

(Stated in thousands, except per share amounts)

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program
October 1 through October 31, 2013	5,750.2	$90.07	5,750.2	$8,835,695
November 1 through November 30, 2013	2,372.9	$92.60	2,372.9	$8,615,977
December 1 through December 31, 2013	3,817.8	$87.24	3,817.8	$8,282,925
	11,940.9	$89.67	11,940.9	

In connection with the exercise of stock options under Schlumberger's incentive compensation plans, Schlumberger routinely receives shares of its common stock from optionholders in consideration of the exercise price of the stock options. Schlumberger does not view these transactions as requiring disclosure under this Item 5 as the number of shares of Schlumberger common stock received from optionholders is not material.

Unregistered Sales of Equity Securities

None.

Item 6. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with both "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" of this Form 10-K in order to understand factors, such as business combinations and charges and credits, which may affect the comparability of the Selected Financial Data:

(Stated in millions, except per share amounts)

	Year Ended December 31,				
	2013	2012	2011	2010	2009
Revenue	**$45,266**	$41,731	$36,579	$26,280	$22,428
Income from continuing operations	**$ 6,801**	$ 5,230	$ 4,516	$ 4,048	$ 3,032
Diluted earnings per share from continuing operations	**$ 5.10**	$ 3.91	$ 3.32	$ 3.21	$ 2.50
Working capital	**$12,700**	$11,788	$10,001	$ 7,233	$ 6,391
Total assets	**$67,100**	$61,547	$55,201	$51,767	$33,465
Net debt [(1)]	**$ 4,443**	$ 5,111	$ 4,850	$ 2,638	$ 126
Long-term debt	**$10,393**	$ 9,509	$ 8,556	$ 5,517	$ 4,355
Schlumberger stockholders' equity	**$39,469**	$34,751	$31,263	$31,226	$19,120
Cash dividends declared per share	**$ 1.25**	$ 1.10	$ 1.00	$ 0.84	$ 0.84

(1) "Net Debt" represents gross debt less cash, short-term investments and fixed income investments, held to maturity. Management believes that Net Debt provides useful information regarding the level of Schlumberger indebtedness by reflecting cash and investments that could be used to repay debt.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis contains forward-looking statements, including, without limitation, statements relating to our plans, strategies, objectives, expectations, intentions and resources. Such forward-looking statements should be read in conjunction with our disclosures under "Item 1A. Risk Factors" of this Form 10-K.

Executive Overview

Schlumberger revenue in 2013 reached a new high of $45.3 billion – an increase of 8% over 2012. International revenue grew by $3.2 billion, or 11%, on higher exploration and development activity – both offshore and in key land markets. In North America, we demonstrated continued resilience to the challenging land market by growing the business by close to $400 million, or 3%, aided by our strong position in the offshore market – particularly in the US Gulf of Mexico.

Yearly growth in global oil demand has been stabilizing at close to 1 million barrels per day for the past three years. This has been driven by the emerging economies, notably in Asia and in the Middle East, while consumption in the OECD countries has levelled after declining for three consecutive years as a result of energy efficiency gains. In terms of supply, markets are well balanced, with North America benefiting from the activity-intensive development of tight oil resources that almost single-handedly drove the increase in global crude oil production in 2013. Output from other areas, both OPEC and non-OPEC, remained stable. In terms of price, geopolitical and security tensions in the Middle East, and major outages in Libya supported oil prices, with spot Brent prices averaging $109- per barrel in 2013, only slightly below the $112 per barrel of 2012.

International gas markets remained tight during the year, driven by strong demand in Japan and in the emerging economies in Asia. Relatively limited additional liquefied natural gas and interregional pipeline capacity contributed to support prices at oil-parity in the Asian spot markets. In North America, after having reached a 10-year low in 2012, natural gas spot prices rallied by 35% in 2013 from progressive rebalancing of supply and demand as well as from relatively cold temperatures in the final months of the year. Steady production levels – particularly from the continuing development of the Marcellus shale gas play – together with strong competition with coal in the power sector prevented prices from rising further.

Against this background, Schlumberger's international performance during the year was led by the Middle East & Asia Area, which grew by 23% from an expanding portfolio of projects and activities in key land markets in the Middle East, increased exploration and development work across Asia, and sustained activity in Australasia and China. Within the Europe/CIS/Africa Area, year-on-year revenue grew by 8%, led by the Russia and Central Asia region on strong land activity in West Siberia, and robust offshore projects in Sakhalin. The Latin America Area grew by 3% over the year, mainly due to good progress on the Shushufindi production management project in Ecuador, and strong integrated project management activity in Argentina. In North America, revenue strengthened by 3% driven by higher offshore drilling and exploration activity.

All three Product Groups benefited from the growth in activity. Reservoir Characterization revenue grew by 10% over the year from market share gains and higher exploration activity in offshore and key international land markets. Drilling Group revenue, up 9%, increased on robust demand for services as offshore drilling activity strengthened in the US Gulf of Mexico, Sub-Saharan Africa, Russia and in the Middle East & Asia Area. Drilling Group revenue also increased in key international land markets in Saudi Arabia, China and Australia on higher rig count. Production Group revenue grew by 8%, mostly from activity in the international GeoMarkets.

During the first half of the year, the OneSubsea joint venture with Cameron was finalized, combining Schlumberger's deep understanding of the reservoir and our industry-leading well completions, subsea processing and integration capabilities with the design capability, manufacturing excellence, and installation record of Cameron. OneSubsea was formed to offer best-in-class subsea solutions by optimizing complete subsea production systems that help customers improve subsea development production and recovery.

Looking ahead to 2014, economic fundamentals are expected to further improve in the US while Europe seems set for stronger growth. These positive effects should overcome lower growth in some developing economies and support a continuing rebound in the world economy. Within this scenario, oil demand forecasts in 2014 have now been revised upwards to the highest growth rate in several years. Oil supply is expected to keep pace with demand – with the market therefore remaining well balanced. Natural gas prices internationally should be supported by demand in Asia and Europe, while in the US no change in fundamentals is expected, with any meaningful recovery in dry gas drilling activity still some way out in the future.

With exploration and production spending expected to grow further in 2014, led by international activity and continuing strength in deepwater US Gulf of Mexico, Schlumberger remains positive and optimistic about the year ahead on the back of a well-balanced business portfolio, wide geographical footprint, and strengthening operational, organizational, and executional capability.

The following discussion and analysis of results of operations should be read in conjunction with the *Consolidated Financial Statements*.

Fourth Quarter 2013 Results

Product Groups

(Stated in millions)

	Fourth Quarter 2013		Third Quarter 2013	
	Revenue	**Income before taxes**	Revenue	Income before taxes
Oilfield Services				
Reservoir Characterization	**$ 3,249**	**$1,031**	$ 3,232	$ 983
Drilling	**4,497**	**880**	4,415	894
Production	**4,219**	**730**	4,024	707
Eliminations & other	**(59)**	**(37)**	(63)	(88)
	11,906	**2,604**	11,608	2,496
Corporate & other [1]	**–**	**(197)**	–	(179)
Interest income [2]	**–**	**7**	–	6
Interest expense [3]	**–**	**(92)**	–	(92)
Charges & credits [4]	**–**	**(152)**	–	–
	$11,906	**$2,170**	$11,608	$2,231

Geographic Areas

(Stated in millions)

	Fourth Quarter 2013		Third Quarter 2013	
	Revenue	**Income before taxes**	Revenue	Income before taxes
Oilfield Services				
North America	**$ 3,649**	**$ 716**	$ 3,602	$ 730
Latin America	**2,000**	**425**	1,934	399
Europe/CIS/Africa	**3,211**	**725**	3,178	714
Middle East & Asia	**2,936**	**767**	2,801	730
Eliminations & other	**110**	**(29)**	93	(77)
	11,906	**2,604**	11,608	2,496
Corporate & other [1]	**–**	**(197)**	–	(179)
Interest income [2]	**–**	**7**	–	6
Interest expense [3]	**–**	**(92)**	–	(92)
Charges & credits [4]	**–**	**(152)**	–	–
	$11,906	**$2,170**	$11,608	$2,231

(1) Comprised principally of certain corporate expenses not allocated to the segments, interest on postretirement medical benefits, stock-based compensation costs, amortization expense associated with certain intangible assets and other nonoperating items.

(2) Excludes interest income included in the segments' income (fourth quarter 2013: $4 million; third quarter 2013: $3 million).

(3) Excludes interest expense included in the segments' income (fourth quarter 2013: $6 million; third quarter 2013: $6 million).

(4) Charges and credits are described in detail in Note 3 to the *Consolidated Financial Statements*.

Oilfield Services

Fourth-quarter revenue of $11.91 billion increased $298 million or 3% sequentially. Approximately 75% of the sequential revenue increase came from the year-end surge in product and software sales, and 25% came from higher multiclient seismic sales. International revenue of $8.15 billion grew $235 million or 3% sequentially, while North America Area revenue of $3.65 billion increased $47 million or 1% sequentially.

Sequentially, Reservoir Characterization Group revenue grew 1% to $3.25 billion, while Drilling Group revenue of $4.50 billion was 2% higher. Production Group revenue increased 5% sequentially to $4.22 billion. The increase in Reservoir Characterization Group revenue resulted mainly from robust international end-of-year SIS software sales and an increase in WesternGeco multiclient sales. This increase, however, was largely offset by a sharp seasonal decline in WesternGeco Marine revenue on lower vessel utilization following completion of surveys in Norway and Canada. Wireline also declined sequentially on the conclusion of exploration projects in Eastern Canada and East Africa together with the seasonal slowdown in Russia. Drilling Group revenue increased on international demand for Drilling & Measurements and M-I SWACO technologies in Mexico and Russia & Central Asia as well as in the Middle East & Asia Area. Stronger IPM project activity in Mexico, Saudi Arabia and Iraq also contributed to the increase. The increase in Production Group revenue resulted primarily from stronger Completions and Artificial Lift product year-end sales. Well Intervention Services declined mainly in North America land, while Well Services revenue grew primarily from higher activity in international markets. Well Services stage count in North America land also increased, but revenue declined from persistent pricing weakness as a result of the continuing hydraulic horsepower oversupply.

Sequentially by Area, Middle East & Asia led the increase with revenue of $2.94 billion growing 5%, mainly from the continued increase in drilling activity and the start of new IPM projects in Saudi Arabia; strong product sales and increased seismic activity in the United Arab Emirates; strong product and year-end software sales in Kuwait; strong land and offshore exploration activity in the Australasia and Thailand & Myanmar GeoMarkets; and increased WesternGeco marine vessel activity in the Brunei, Malaysia & Philippines GeoMarket. The increase, however, was partially reduced by a decline in revenue in Iraq from the temporary shut-down in operations linked to a security incident. In Latin America, revenue of $2.00 billion increased 3%, led by Mexico and Central America on robust deepwater exploration in addition to stronger land-based project activities. Strong IPM fracturing and drilling activity in Argentina and solid progress on SPM projects in Ecuador also contributed to the increase. Europe/CIS/Africa revenue of $3.21 billion increased 1% mainly due to robust product and software sales across the Area particularly in Continental Europe; significant testing and seismic activities in Angola; and increased offshore seismic and drilling in Azerbaijan and Turkmenistan. The increase, however, was partially reduced by seasonally lower activity in Russia and decreased WesternGeco vessel utilization following the seasonal transit of vessels out of the North Sea. North America revenue of $3.65 billion increased 1% sequentially. Land continued to experience pricing weakness in drilling, stimulation and wireline services, although the effect of this was offset by increased service intensity, improved efficiency, market share gains, new technology uptake and business expansion. Offshore revenue declined following seasonal completion of seismic and exploration campaigns in Eastern Canada while revenue in the US Gulf of Mexico grew on higher drilling and testing activities.

Fourth-quarter pretax operating income of $2.60 billion was up 4% sequentially. International pretax operating income of $1.92 billion increased 4% sequentially, while North America pretax operating income of $716 million declined 2% sequentially.

Sequentially, pretax operating margin of 21.9% increased 37 basis points (bps), as International pretax operating margin expanded 23 bps to 23.5%. Middle East & Asia and Europe/CIS/Africa margins were steady at 26.1% and 22.6%, respectively, while Latin America expanded 59 bps to reach 21.2% on higher-margin exploration drilling and project activity. North America pretax operating margin declined 67 bps to 19.6% due to a seasonal holiday slowdown in activity and continued pricing weakness on land. Sequentially by segment, Reservoir Characterization Group pretax operating margin expanded 132 bps to 31.7% due to strong end-of-year sales of SIS software and WesternGeco multiclient licenses, while the pretax operating margins of the Drilling and Production Groups were 19.6% and 17.3%, respectively.

Reservoir Characterization Group

Fourth-quarter revenue of $3.25 billion increased 1% sequentially. Pretax operating income of $1.03 billion was 5% higher sequentially.

Sequentially, the increase in revenue was mainly driven by robust international end-of-year SIS software sales and an increase in WesternGeco multiclient sales. These increases, however, were largely offset by the sharp seasonal decline in WesternGeco Marine revenue on lower vessel utilization following completion of surveys in Norway and Canada. Wireline also declined sequentially on the completion of exploration projects in Eastern Canada and East Africa, and the seasonal slowdown of activity in Russia.

Pretax operating margin of 31.7% increased 132 bps sequentially. The sequential increase from strong end-of-year sales of SIS software and WesternGeco multiclient licenses was partially offset by lower WesternGeco Marine vessel utilization and decreased Wireline high-technology activity following completion of exploration projects.

Drilling Group

Fourth-quarter revenue of $4.50 billion was up 2% sequentially. Pretax operating income of $880 million was 2% lower sequentially.

Sequentially, revenue increased on international demand for Drilling & Measurements and M-I SWACO technologies in Mexico and Russia & Central Asia as well as in the Middle East & Asia Area. Stronger IPM project activity in Mexico, Saudi Arabia and Iraq also contributed to the increase.

Sequentially, pretax operating margin declined 69 bps to 19.6%. The sequential decline was due to operational start-up delays and the geographical mix of activity.

Production Group

Fourth-quarter revenue of $4.22 billion increased 5% sequentially. Pretax operating income of $730 million was 3% higher sequentially.

The increase in revenue resulted primarily from stronger Completions and Artificial Lift product year-end sales coupled with new technology uptake and business expansion. Well Intervention Services declined mainly in North America land, while Well Services revenue grew primarily from higher activity in international markets. Well Services stage count in North America land also increased, but revenue declined from the persistent pricing weakness resulting from the continued hydraulic horsepower oversupply.

Sequentially, pretax operating margin of 17.3% was essentially flat. The sequential result was attributable to the favorable impact of year-end Completions and Artificial Lift product sales and improved SPM profitability being fully offset by continued Well Services pricing weakness and decline in Well Intervention Services activity.

Full-Year 2013 Results

Product Groups

(Stated in millions)

	2013		2012	
	Revenue	Income before taxes	Revenue	Income before taxes
Oilfield Services				
Reservoir Characterization	**$12,246**	**$3,647**	$11,159	$3,069
Drilling	**17,317**	**3,309**	15,892	2,789
Production	**15,927**	**2,619**	14,802	2,327
Eliminations & other	**(224)**	**(231)**	(122)	(68)
	45,266	**9,344**	41,731	8,117
Corporate & other [1]	**–**	**(726)**	–	(696)
Interest income [2]	**–**	**22**	–	30
Interest expense [3]	**–**	**(369)**	–	(331)
Charges & credits [4]	**–**	**420**	–	(161)
	$45,266	**$8,691**	$41,731	$6,959

Geographic Areas

(Stated in millions)

	2013		2012	
	Revenue	**Income before taxes**	Revenue	Income before taxes
Oilfield Services				
North America	**$13,897**	**$2,735**	$13,535	$2,737
Latin America	**7,751**	**1,589**	7,554	1,387
Europe/CIS/Africa	**12,366**	**2,589**	11,444	2,245
Middle East & Asia	**10,810**	**2,700**	8,775	1,921
Eliminations & other	**442**	**(269)**	423	(173)
	45,266	**9,344**	41,731	8,117
Corporate & other [1]	**–**	**(726)**	–	(696)
Interest income [2]	**–**	**22**	–	30
Interest expense [3]	**–**	**(369)**	–	(331)
Charges & credits [4]	**–**	**420**	–	(161)
	$45,266	**$8,691**	$41,731	$6,959

(1) Comprised principally of certain corporate expenses not allocated to the segments, interest on postretirement medical benefits, stock-based compensation costs, amortization expense associated with certain intangible assets and other nonoperating items.

(2) Excludes interest income included in the segments' income (2013: $11 million; 2012: $ – million).

(3) Excludes interest expense included in the segments' income (2013: $22 million; 2012: $9 million).

(4) Charges and credits are described in detail in Note 3 to the *Consolidated Financial Statements*.

Oilfield Services

Full-year 2013 revenue of $45.27 billion increased 8% versus the same period last year with international revenue 11% higher and North America Area revenue increasing 3%.

Internationally, higher exploration and development activities in a number of GeoMarkets, both offshore and in key land markets, contributed to the increase. The increase was led by the Middle East & Asia which increased 23%, mainly from robust results across a diversified portfolio of projects and activities in Saudi Arabia, Iraq, and United Arab Emirates; increased seismic surveys across Asia; and sustained land and offshore drilling activity in the Australasia and China GeoMarkets. Europe/CIS/Africa increased 8%, led by the Russia and Central Asia region on strong land activity in West Siberia and robust offshore projects in Sakhalin. The Sub-Saharan Africa region increased on strong development, exploration and seismic activities as well. Latin America was 3% higher, mainly due to solid progress on an SPM project in Ecuador and strong IPM results in Argentina.

North America growth was driven by increased offshore revenue as a result of higher drilling and exploration activities. This increase was largely offset by a decline in land as a result of a reduction in rig count and pricing weakness in the areas of drilling, stimulation and wireline, although the downward pricing trend slowed during the second and third quarters.

Full-year 2013 pretax operating income of $9.34 billion increased 15% versus the same period last year as international pretax operating income of $6.88 billion increased 24%, while North America pretax operating income of $2.7 billion was flat.

Pretax operating margin of 20.6% increased 119 bps, as international pretax operating margin expanded 225 bps to 22.2% while North America pretax operating margin declined 55 bps to 19.7%. The expansion in international margins was due to increased high-margin exploration, seismic and deepwater activities while the North American margin contraction was due to continued pricing pressure.

Reservoir Characterization Group

Full-year revenue of $12.25 billion was 10% higher than the same period last year led by Testing Services, WesternGeco, Wireline and SIS Technologies primarily due to market share gains and higher exploration activity in both offshore and key international land markets.

Pretax operating margin increased 228 bps to 29.8% largely due to the higher-margin exploration activities that benefited Testing Services and Wireline Technologies.

Drilling Group

Full-year revenue of $17.32 billion was 9% higher than the previous year primarily due to the robust demand for Drilling & Measurements services as offshore drilling activity strengthened in the US Gulf of Mexico, Sub-Sahara Africa, Russia and the Middle East & Asia Area and rig count increases in key international land markets, namely in Saudi Arabia, China and Australia. Drilling Tools & Remedial and M-I SWACO Technologies expanded across all Areas and IPM increased on projects in Iraq, Australia and Argentina.

Pretax operating margin increased 156 bps to 19.1% primarily due to Drilling & Measurements, which benefited from higher-margin exploration activities both in North America offshore and in the international markets.

Production Group

Full-year revenue of $15.93 billion increased 8% year-on-year on increased Well Intervention activity and strong international sales of Completion and Artificial Lift products and Well Services technologies. SPM also posted strong growth. While North America land rig count declined, well and stage counts increased through drilling efficiency. Despite the efficiency-driven activity increase, Well Services revenue in North America declined due to pricing weakness.

Pretax operating margin increased slightly by 72 bps to 16.4%. Margin expanded as a result of improved profitability in SPM, Completions and Artificial Lift, partially offset by a margin decline in Well Services technologies, primarily in North America, as a result of pricing pressure and cost inflation.

Full-Year 2012 Results

Product Groups

(Stated in millions)

	2012		2011	
	Revenue	**Income before taxes**	Revenue	Income before taxes
Oilfield Services				
Reservoir Characterization	**$11,159**	**$3,069**	$ 9,740	$2,347
Drilling	**15,892**	**2,789**	13,775	2,218
Production	**14,802**	**2,327**	13,030	2,554
Eliminations & other	**(122)**	**(68)**	34	(35)
	41,731	**8,117**	36,579	7,084
Corporate & other (1)	**–**	**(696)**	–	(590)
Interest income (2)	**–**	**30**	–	37
Interest expense (3)	**–**	**(331)**	–	(290)
Charges & credits (4)	**–**	**(161)**	–	(223)
	$41,731	**$6,959**	$36,579	$6,018

Geographic Areas

(Stated in millions)

	2012		2011	
	Revenue	Income before taxes	Revenue	Income before taxes
Oilfield Services				
North America	$13,535	$2,737	$12,378	$3,049
Latin America	7,554	1,387	6,467	1,074
Europe/CIS/Africa	11,444	2,245	9,676	1,477
Middle East & Asia	8,775	1,921	7,722	1,653
Eliminations & other	423	(173)	336	(169)
	41,731	8,117	36,579	7,084
Corporate & other (1)	–	(696)	–	(590)
Interest income (2)	–	30	–	37
Interest expense (3)	–	(331)	–	(290)
Charges & credits (4)	–	(161)	–	(223)
	$41,731	$6,959	$36,579	$6,018

(1) Comprised principally of certain corporate expenses not allocated to the segments, interest on postretirement medical benefits, stock-based compensation costs, amortization expense associated with certain intangible assets and other nonoperating items.

(2) Excludes interest income included in the segments' income (2012: $- million; 2011: $3 million).

(3) Excludes interest expense included in the segments' income (2012: $9 million; 2011: $8 million).

(4) Charges and credits are described in detail in Note 3 to the *Consolidated Financial Statements*.

Oilfield Services

Full-year 2012 revenue of $41.73 billion increased 14% versus the same period last year with North America Area 9% higher and international activity 16% higher. Internationally, higher exploration and development activities in a number of GeoMarkets both offshore and in key land markets contributed to the increase. The increase was led by the Europe/CIS/Africa Area which increased 18%, mainly in Russia and in the Nigeria & Gulf of Guinea, Angola, the East Africa and North Sea GeoMarkets. Latin America was higher by 17%, mainly in the Mexico & Central America; Venezuela, Trinidad & Tobago; and Ecuador GeoMarkets driven by strong IPM activity on land and robust offshore activity for Wireline and Drilling Group services and products. Middle East & Asia increased 14% on strong results in the Saudi Arabia & Bahrain; Australasia; Brunei, Malaysia & Philippines; and China GeoMarkets. The increase in North America was due to strong growth in North America offshore driven by robust deepwater and exploration activity that benefited the Reservoir Characterization and Drilling Groups Technologies. There was also an improvement in activity in North America land for the Production Group Technologies although the increase slowed in the second half of the year due to the weakness in the hydraulic fracturing market.

Full-year 2012 pretax operating income of $8.1 billion increased 15% year-on-year as international pretax operating income of $5.6 billion increased 32% while North America pretax operating income of $2.7 billion declined by 10% year-on-year.

Pretax operating margin was essentially flat at 19.5% as international pretax operating margin expanded 238 bps to 20.0% while North America pretax operating margin declined 441 bps to 20.2%. Europe/CIS/Africa posted a 435 bps improvement to reach 19.6% and Latin America increased 175 bps to 18.4% and Middle East & Asia reported a 48 bps increase to 21.9%. North America margin decline was due to Well Services production technologies, as a result of pricing pressure and cost inflation.

Reservoir Characterization Group

Full-year revenue of $11.16 billion was 15% higher than the same period last year led by Wireline, Testing Services, WesternGeco and SIS Technologies driven by improved offshore exploration activities across all Areas.

Pretax operating margin increased 340 bps to 27.5% largely due to the higher-margin exploration activities that benefited Wireline and Testing Services, higher SIS software sales, higher WesternGeco marine vessel utilization and improved UniQ land seismic productivity.

Drilling Group

Full-year revenue of $15.89 billion was 15% higher than the previous year primarily due to the significantly improved exploration and development activities of M-I SWACO, Drilling & Measurements, and the other Drilling Group Technologies in North America offshore and in the international markets.

Pretax operating margin increased 145 bps to 17.6% primarily due to the increase in higher-margin activities of Drilling & Measurements, M-I SWACO and Drilling Tools & Remedial technologies—all of which benefited from exploration activities in North America offshore and in the international markets—mainly in the Europe/CIS/Africa Area.

Production Group

Full-year revenue of $14.80 billion increased 14% year-on-year, both in North America and the international markets. Well Intervention, Artificial Lift and Completions Technologies posted strong growth across all Areas. Well Services grew both in North America and internationally, with international growth led by Latin America and Europe/CIS/Africa.

Pretax operating margin decreased 388 bps to 15.7% mainly due to a decline in margins for Well Services production technologies, primarily in North America, as a result of pricing pressure and cost inflation. This was mitigated by margin expansion for the other Production Group Technologies led by Well Intervention Services and Completions.

Interest and Other Income

Interest and other income consisted of the following:

(Stated in millions)

	2013	2012	2011
Interest income	**$ 33**	$ 30	$ 40
Equity in net earnings of affiliated companies	**132**	142	90
	$165	$172	$130

Interest Expense

Interest expense of $391 million in 2013 increased by $51 million compared to 2012 primarily due to an increase in the weighted average debt balance of approximately $1.2 billion combined with a 0.1% increase in the weighted average borrowing rates from 3.1% in 2012 to 3.2% in 2013.

Interest expense of $340 million in 2012 increased by $42 million compared to 2011 primarily due to the $1 billion of 1.25% Senior Notes due 2017 and $1 billion of 2.40% Senior Notes due 2022 that Schlumberger issued during 2012.

Other

Research & engineering and *General & administrative* expenses, as a percentage of *Revenue*, were as follows:

	2013	2012	2011
Research & engineering	**2.6%**	2.8%	2.9%
General & administrative	**0.9%**	1.0%	1.1%

Income Taxes

The Schlumberger effective tax rate was 21.3% in 2013, 24.4% in 2012, and 24.8% in 2011.

The Schlumberger effective tax rate is sensitive to the geographic mix of earnings. When the percentage of pretax earnings generated outside of North America increases, the Schlumberger effective tax rate will generally decrease. Conversely, when the percentage of pretax earnings generated outside of North America decreases, the Schlumberger effective tax rate will generally increase.

The effective tax rate for 2013 was significantly impacted by the charges and credits described in Note 3 to the *Consolidated Financial Statements*. These charges and credits reduced the effective tax rate in 2013 by approximately two percentage points. The decrease in the effective tax rate, excluding the impact of the charges and credits, from 2012 to 2013 was primarily attributable to the fact that Schlumberger generated a smaller proportion of its pretax earnings in North America in 2013 as compared to 2012.

Charges and Credits

Schlumberger recorded significant charges and credits in continuing operations during 2013, 2012 and 2011. These charges and credits, which are summarized below, are more fully described in Note 3 to the *Consolidated Financial Statements*.

The following is a summary of the 2013 charges and credits:

	(Stated in millions)			
	Pretax	Tax	Net	Consolidated Statement of Income Classification
Gain on formation of OneSubsea joint venture	$(1,028)	$ –	$(1,028)	*Gain on formation of OneSubsea*
Impairment of equity-method investments	364	19	345	*Impairment & other*
Provision for accounts receivable	152	30	122	*Cost of revenue*
Currency devaluation loss in Venezuela	92	–	92	*Impairment & other*
	$ (420)	$49	$ (469)	

The following is a summary of the 2012 charges and credits:

	(Stated in millions)			
	Pretax	Tax	Net	Consolidated Statement of Income Classification
Merger-related integration costs	$128	$16	$112	*Merger & integration*
Workforce reduction	33	6	27	*Impairment & other*
	$161	$22	$139	

The following is a summary of the 2011 charges and credits:

	(Stated in millions)			
	Pretax	Tax	Net	Consolidated Statement of Income Classification
Merger-related integration costs	$113	$18	$ 95	*Merger & integration*
Donation to the Schlumberger Foundation	50	10	40	*General & administrative*
Write-off of assets in Libya	60	–	60	*Cost of revenue*
	$223	$28	$195	

Net Debt

Net Debt represents gross debt less cash, short-term investments and fixed income investments, held to maturity. Management believes that Net Debt provides useful information regarding the level of Schlumberger's indebtedness by reflecting cash and investments that could be used to repay debt.

Details of changes in Net Debt follow:

(Stated in millions)	2013	2012	2011
Net Debt, beginning of year	**$(5,111)**	$(4,850)	$(2,638)
Income from continuing operations attributable to Schlumberger	**6,801**	5,230	4,516
Depreciation and amortization [1]	**3,666**	3,500	3,274
Gain on formation of OneSubsea	**(1,028)**	–	–
Impairment of equity investments	**364**	–	–
Other non-cash items	**371**	97	203
Excess of equity income over dividends received	**(71)**	(61)	(64)
Stock-based compensation expense	**315**	335	272
Pension and other postretirement benefits expense	**518**	403	365
Pension and other postretirement benefits funding	**(538)**	(673)	(601)
Increase in working capital	**(27)**	(2,031)	(2,174)
Capital expenditures	**(3,943)**	(4,694)	(4,004)
Multiclient seismic data capitalized	**(394)**	(351)	(289)
Dividends paid	**(1,608)**	(1,432)	(1,300)
Stock repurchase program	**(2,596)**	(972)	(2,998)
Proceeds from employee stock plans	**537**	410	438
Other business acquisitions and investments	**(610)**	(845)	(610)
Payment for OneSubsea transaction	**(600)**	–	–
Proceeds from divestiture of Wilson distribution business	**–**	906	–
Proceeds from divestiture of CE Franklin business	**–**	122	–
Proceeds from divestiture of Global Connectivity Services business	**–**	–	385
Discontinued operations	**69**	118	253
Translation effect on net debt	**(115)**	(45)	23
Other	**(443)**	(278)	99
Net Debt, end of year	**$(4,443)**	$(5,111)	$(4,850)

[1] Includes multiclient seismic data costs.

Components of Net Debt (Stated in millions)	Dec. 31 2013	Dec. 31 2012	Dec. 31 2011
Cash	**$ 3,472**	$ 1,905	$ 1,705
Short-term investments	**4,898**	4,369	3,122
Fixed income investments, held to maturity	**363**	245	256
Short-term borrowings and current portion of long-term debt	**(2,783)**	(2,121)	(1,377)
Long-term debt	**(10,393)**	(9,509)	(8,556)
	$ (4,443)	$(5,111)	$(4,850)

Key liquidity events during 2013, 2012 and 2011 included:

- During the fourth quarter of 2013, Schlumberger issued $1.5 billion of 3.65% Senior Notes due 2023.
- During the fourth quarter of 2013, Schlumberger issued €0.5 billion of 1.50% Guaranteed Notes due 2019.
- During the second quarter of 2013, Schlumberger paid Cameron $600 million in connection with the formation of the OneSubsea joint venture.
- During the third quarter of 2012, Schlumberger issued $1 billion of 1.25% Senior Notes due 2017 and $1 billion of 2.40% Senior Notes due 2022.
- During the third quarter of 2012, Schlumberger completed the divestiture of its 56% interest in CE Franklin Ltd. for $122 million in cash.
- During the second quarter of 2012, Schlumberger completed the divestiture of its Wilson distribution business for $906 million in cash.

- During the third quarter of 2011, Schlumberger issued $1.1 billion of 1.95% Senior Notes due 2016, $1.6 billion of 3.30% Senior Notes due 2021 and $300 million of Floating Rate Senior Notes due 2014 that bear interest at a rate equal to three-month LIBOR plus 55 bps per year.

- During the second quarter of 2011, Schlumberger completed the divestiture of its Global Connectivity Services business for approximately $385 million in cash.

- During the first quarter of 2011, Schlumberger issued $1.1 billion of 4.20% Senior Notes due 2021 and $500 million of 2.65% Senior Notes due 2016.

- During the first quarter of 2011, Schlumberger repurchased all of its outstanding 9.75% Senior Notes due 2019, 8.625% Senior Notes due 2014 and 6.00% Senior Notes due 2016 for approximately $1.26 billion.

- On April 17, 2008, the Schlumberger Board of Directors (the "Board") approved an $8 billion share repurchase program for shares of Schlumberger common stock, to be acquired in the open market before December 31, 2011. On July 21, 2011, the Board approved an extension of this repurchase program to December 31, 2013. This program was completed during the third quarter of 2013.

  On July 18, 2013, the Board approved a new $10 billion share repurchase program to be completed at the latest by June 30, 2018. Schlumberger had repurchased $1.7 billion of shares under this program as of December 31, 2013.

  The following table summarizes the activity under this share repurchase program during 2013, 2012 and 2011:

(Stated in thousands, except per share amounts)

	Total cost of shares purchased	Total number of shares purchased	Average price paid per share
2013	**$2,596,447**	**31,349.5**	**$82.82**
2012	$ 971,883	14,087.8	$ 68.99
2011	$ 2,997,688	36,940.4	$ 81.15

- Net cash provided by operating activities was $9.8 billion in 2013, $6.5 billion in 2012 and $5.9 billion in 2011. The improvement in net cash flow from operating activities in 2013 reflected a strong working capital performance despite an 8.5% increase in revenue. Overall, working capital was essentially flat year-on-year with an increase in receivables largely offset by a decrease in inventory and an increase in accounts payable and accrued liabilities.

  From time to time in recent years, Schlumberger has experienced delays in payment from its national oil company customer in Venezuela. Schlumberger operates in approximately 85 countries. At December 31, 2013, only five of those countries (including Venezuela) individually accounted for greater than 5% of Schlumberger's accounts receivable balance of which only one, the United States, represented greater than 10%.

- Dividends paid during 2013, 2012 and 2011 were $1.61 billion, $1.43 billion and $1.30 billion, respectively.

  On January 16, 2014, Schlumberger announced that its Board had approved an increase in the quarterly dividend of 28%, to $0.40.

  On January 17, 2013, Schlumberger announced that its Board had approved an increase in the quarterly dividend of 13.6%, to $0.3125.

  On January 19, 2012, Schlumberger announced that its Board had approved an increase in the quarterly dividend of 10%, to $0.275.

- Capital expenditures were $3.9 billion in 2013, $4.7 billion in 2012 and $4.0 billion in 2011. Capital expenditures are expected to approach $3.8 billion for the full year 2014.

- During 2013, 2012 and 2011 Schlumberger made contributions of $538 million, $673 million and $601 million, respectively, to its postretirement benefit plans. The US pension plans were 96% funded at December 31, 2013 based on the projected benefit obligation. This compares to 82% funded at December 31, 2012.

Schlumberger's international defined benefit pension plans are a combined 104% funded at December 31, 2013 based on the projected benefit obligation. This compares to 88% funded at December 31, 2012.

Schlumberger currently anticipates contributing approximately $500 million to its postretirement benefit plans in 2014, subject to market and business conditions.

Schlumberger maintains a €5.0 billion Guaranteed Euro Medium Term Note program. This program provides for the issuance of various types of debt instruments such as fixed or floating rate notes in Euro, US dollar or other currencies. Schlumberger has issued €0.5 billion 1.50% Guaranteed Notes due 2019, €1.0 billion 2.75% Guaranteed Notes due 2015 and €1.0 billion 4.50% Guaranteed Notes due 2014 under this program.

As of December 31, 2013, Schlumberger had $8.4 billion of cash and short-term investments on hand. Schlumberger had separate committed debt facility agreements aggregating $4.0 billion with commercial banks, of which $3.7 billion was available and unused as of December 31, 2013. This included $3.5 billion of committed facilities which support commercial paper borrowings in Europe. Schlumberger believes that these amounts are sufficient to meet future business requirements for at least the next 12 months.

The total outstanding commercial paper borrowings were $95 million as of December 31, 2013. Schlumberger did not have any commercial paper borrowings outstanding as of December 31, 2012.

Summary of Contractual Obligations

(Stated in millions)

		Payment Period			
Contractual Obligations	Total	2014	2015 – 2016	2017 – 2018	After 2018
Debt (1)	$13,176	$2,783	$2,997	$1,510	$5,886
Interest on fixed rate debt obligations (2)	1,753	287	487	384	595
Operating leases	1,618	318	441	301	558
Purchase obligations (3)	1,822	1,761	52	9	–
	$18,369	$5,149	$3,977	$2,204	$7,039

(1) Excludes future payments for interest.

(2) Excludes interest on $1.9 billion of variable rate debt, which had a weighted average interest rate of 2.8% as of December 31, 2013.

(3) Represents an estimate of contractual obligations in the ordinary course of business. Although these contractual obligations are considered enforceable and legally binding, the terms generally allow Schlumberger the option to reschedule and adjust its requirements based on business needs prior to the delivery of goods.

Refer to Note 18 *Pension and Other Benefit Plans* of the *Consolidated Financial Statements* for details regarding Schlumberger's pension and other postretirement benefit obligations.

As discussed in Note 14 *Income Taxes* of the *Consolidated Financial Statements*, included in the Schlumberger *Consolidated Balance Sheet* at December 31, 2013 is approximately $1.45 billion of liabilities associated with uncertain tax positions in the over 100 jurisdictions in which Schlumberger conducts business. Due to the uncertain and complex application of tax regulations, combined with the difficulty in predicting when tax audits throughout the world may be concluded, Schlumberger cannot make reliable estimates of the timing of cash outflows relating to these liabilities.

Schlumberger has outstanding letters of credit/guarantees which relate to business performance bonds, custom/excise tax commitments, facility lease/rental obligations, etc. These were entered into in the ordinary course of business and are customary practices in the various countries where Schlumberger operates.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires Schlumberger to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. The following accounting policies involve "critical accounting estimates" because they are particularly dependent on estimates and assumptions made by Schlumberger about matters that are inherently uncertain. A summary of all of Schlumberger's significant accounting policies is included in Note 2 to the *Consolidated Financial Statements*.

Schlumberger bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Multiclient Seismic Data

The WesternGeco business capitalizes the costs associated with obtaining multiclient seismic data. The carrying value of the multiclient seismic data library at December 31, 2013 and 2012 was $667 million and $518 million, respectively. Such costs are charged to *Cost of revenue* based on the percentage of the total costs to the estimated total revenue that Schlumberger expects to receive from the sales of such data. However, under no circumstances will an individual survey carry a net book value greater than a 4-year, straight-line amortized value.

The carrying value of surveys is reviewed for impairment annually as well as when an event or change in circumstance indicates an impairment may have occurred. Adjustments to the carrying value are recorded when it is determined that estimated future revenues, which involve significant judgment on the part of Schlumberger, would not be sufficient to recover the carrying value of the surveys. Significant adverse changes in Schlumberger's estimated future cash flows could result in impairment charges in a future period. For purposes of performing the annual impairment test of the multiclient library, larger surveys, which are typically prefunded by customers, are analyzed for impairment on a survey by survey basis and other smaller surveys are analyzed based on two pools of surveys: United States and non-United States. The United States and non-United States pools were determined to be the most appropriate level at which to perform the impairment review based upon a number of factors including (i) various macroeconomic factors that influence the ability to successfully market surveys and (ii) the focus of the sales force and related costs.

Allowance for Doubtful Accounts

Schlumberger maintains an allowance for doubtful accounts in order to record accounts receivable at their net realizable value. Judgment is involved in recording and making adjustments to this reserve. Allowances have been recorded for receivables believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices. Depending on how such potential issues are resolved, or if the financial condition of Schlumberger customers were to deteriorate resulting in an impairment of their ability to make payments, adjustments to the allowance may be required.

Goodwill, Intangible Assets and Long-Lived Assets

Schlumberger records the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired as goodwill. The goodwill relating to each of Schlumberger's reporting units is tested for impairment annually as well as when an event, or change in circumstances, indicates an impairment may have occurred.

Under generally accepted accounting principles, Schlumberger has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of one of its reporting units is greater than its carrying amount. If, after assessing the totality of events or circumstances, Schlumberger determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then there is no need to perform any further testing. However, if Schlumberger concludes otherwise, then it is required to perform the first step of a two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value.

Schlumberger has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test.

For purposes of performing the impairment test for goodwill, Schlumberger's reporting units are its three Groups: Reservoir Characterization, Drilling and Production. Schlumberger elected to perform the qualitative assessment described above for purposes of its annual goodwill impairment test. Based on this assessment, Schlumberger concluded that it was more likely than not that the fair value of each of its reporting units was greater than its carrying amount. Accordingly, no further testing was required.

Long-lived assets, including fixed assets and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of long-lived assets involves significant estimates on the part of management. If there is a material change in economic conditions or other circumstances influencing the estimate of future cash flows or fair value, Schlumberger could be required to recognize impairment charges in the future.

Income Taxes

Schlumberger conducts business in more than 100 tax jurisdictions, a number of which have tax laws that are not fully defined and are evolving. Schlumberger's tax filings are subject to regular audits by the tax authorities. These audits may result in assessments for additional taxes which are resolved with the authorities or, potentially, through the courts. Tax liabilities are recorded based on estimates of additional taxes which will be due upon the conclusion of these audits. Estimates of these tax liabilities are made based upon prior experience and are updated in light of changes in facts and circumstances. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in liabilities which could be materially different from these estimates. In such an event, Schlumberger will record additional tax expense or tax benefit in the period in which such resolution occurs.

Pension and Postretirement Benefits

Schlumberger's pension and postretirement benefit obligations are described in detail in Note 18 to the *Consolidated Financial Statements*. The obligations and related costs are calculated using actuarial concepts, which include critical assumptions related to the discount rate, expected rate of return on plan assets and medical cost trend rates. These assumptions are important elements of expense and/or liability measurement and are updated on an annual basis, or upon the occurrence of significant events.

The discount rate Schlumberger uses reflects the prevailing market rate of a portfolio of high-quality debt instruments with maturities matching the expected timing of the payment of the benefit obligations. The following summarizes the discount rates utilized by Schlumberger for its various pension and postretirement benefit plans:

- The discount rate utilized to determine the liability for Schlumberger's United States pension plans and postretirement medical plans was 4.85% at December 31, 2013 and 4.25% at December 31, 2012.
- The weighted-average discount rate utilized to determine the liability for Schlumberger's international pension plans was 4.76% at December 31, 2013 and 4.38% at December 31, 2012.
- The weighted-average discount rate utilized to determine expense for Schlumberger's United States pension plans and postretirement medical plans decreased from 5.00% in 2012 to 4.25% in 2013.
- The weighted-average discount rate utilized to determine expense for Schlumberger's international pension plans decreased from 4.95% in 2012 to 4.38% in 2013.

The expected rate of return for our retirement benefit plans represents the average rate of return expected to be earned on plan assets over the period that benefits included in the benefit obligation are expected to be paid. The expected rate of return for Schlumberger's United States pension plans has been determined based upon expectations regarding future rates of return for the investment portfolio, with consideration given to the distribution of investments by asset class and historical rates of return for each individual asset class. The weighted average expected rate of return on plan assets for each of the United States and international pension plans was 7.50% in both 2013 and 2012. A lower expected rate of return would increase pension expense.

Schlumberger's medical cost trend rate assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. The overall medical cost trend rate assumption utilized to determine the 2013 postretirement medical expense was 7.5% graded to 5% over the next ten years. The overall medical trend rate assumption utilized to determine the postretirement medical liability at December 31, 2013 was 7.25% graded to 5% over the next ten years.

The following illustrates the sensitivity to changes in certain assumptions, holding all other assumptions constant, for the United States and international pension plans:

(Stated in millions)

Change in Assumption	Effect on 2013 Pretax Pension Expense	Effect on Dec. 31, 2013 Liability
25 basis point decrease in discount rate	+$5	+$366
25 basis point increase in discount rate	-$49	-$346
25 basis point decrease in expected return on plan assets	+$20	–
25 basis point increase in expected return on plan assets	-$20	–

The following illustrates the sensitivity to changes in certain assumptions, holding all other assumptions constant, for Schlumberger's United States postretirement medical plans:

(Stated in millions)

Change in Assumption	Effect on 2013 Pretax Postretirement Medical Expense	Effect on Dec. 31, 2013 Liability
25 basis point decrease in discount rate	+$6	+$46
25 basis point increase in discount rate	-$6	-$44
100 basis point decrease per annum in medical cost trend rate	-$33	-$195
100 basis point increase per annum in medical cost trend rate	+$47	+$267

Investments in Affiliated Companies

Investments in Affiliated Companies on the consolidated balance sheet primarily reflects Schlumberger's investments in privately held companies, some of which are in the startup or development stages and are often still defining their strategic direction. Such investments are inherently risky and their success is dependent on factors such as technology development, market acceptance and their ability to raise additional funds. The technology being developed by these companies may never materialize and they could fail. Schlumberger monitors its portfolio to determine if any investment is other-than-temporarily impaired. If an investment is considered to be other-than-temporarily impaired, it is written down to its fair value.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Schlumberger is subject to market risks primarily associated with changes in foreign currency exchange rates and interest rates.

As a multinational company, Schlumberger conducts business in approximately 85 countries. Schlumberger's functional currency is primarily the US dollar, which is consistent with the oil and gas industry. Approximately 78% of Schlumberger's revenue in 2013 was denominated in US dollars. However, outside the United States, a significant portion of Schlumberger's expenses is incurred in foreign currencies. Therefore, when the US dollar weakens in relation to the foreign currencies of the countries in which Schlumberger conducts business, the US dollar-reported expenses will increase.

A 5% increase or decrease in the average exchange rates of all the foreign currencies in 2013 would have changed revenue by approximately 1%. If the 2013 average exchange rates of the US dollar against all foreign currencies had strengthened by 5%, Schlumberger's income from continuing operations would have increased by approximately 2%. Conversely, a 5% weakening of the US dollar average exchange rates would have decreased income from continuing operations by approximately 2%.

In late January 2014, Venezuela announced the establishment of a dual exchange rate system. A rate of 6.3 Venezuelan bolivares fuertes to the US dollar will be applied to priority sectors, such as food and medicine, while other sectors of the economy will apply an exchange rate determined based on the results of the Venezuelan central bank's system of weekly currency auctions. Schlumberger is in the process of analyzing the impact, if any, of this change on its 2014 consolidated financial statements.

Although the functional currency of Schlumberger's operations in Venezuela is the US dollar, a portion of the transactions are denominated in Venezuelan bolivares fuertes. For financial reporting purposes, such local currency transactions are remeasured into US dollars at the official exchange rate which was fixed at 6.3 Venezuelan bolivares fuertes to the US dollar for most of 2013. At December 31, 2013, Schlumberger had approximately $330 million of net monetary assets denominated in Venezuelan bolivares fuertes. Depending on the exchange rate Schlumberger is required to apply, it may incur a charge to its income statement in the first quarter of 2014. For example, if Schlumberger was required to apply an exchange rate of 11.3 Venezuelan bolivares fuertes to the US dollar (the rate per the auction system at January 24, 2014), it would result in a charge of approximately $150 million.

Schlumberger maintains a foreign-currency risk management strategy that uses derivative instruments to protect its interests from unanticipated fluctuations in earnings and cash flows caused by volatility in currency exchange rates. Foreign currency forward contracts and foreign currency options provide a hedge against currency fluctuations either on monetary assets/liabilities denominated in other than a functional currency or on expenses.

At December 31, 2013, contracts were outstanding for the US dollar equivalent of $7.6 billion in various foreign currencies of which $3.8 billion relate to hedges of debt balances denominated in currencies other than the functional currency.

Schlumberger is subject to interest rate risk on its debt and its investment portfolio. Schlumberger maintains an interest rate risk management strategy that uses a mix of variable and fixed rate debt combined with its investment portfolio and, from time to time, interest rate swaps to mitigate the exposure to changes in interest rates. At December 31, 2013, Schlumberger had fixed rate debt aggregating approximately $11.2 billion and variable rate debt aggregating approximately $1.9 billion before considering the effects of cross currency and interest rate swaps.

Schlumberger's exposure to interest rate risk associated with its debt is also partially mitigated by its investment portfolio. Both *Short-term investments* and *Fixed income investments, held to maturity*, which totaled approximately $5.3 billion at December 31, 2013, are comprised primarily of money market funds, eurodollar time deposits, certificates of deposit, commercial paper, euro notes and Eurobonds and are substantially all denominated in US dollars. The average return on investment was 0.5% in 2013.

The following table represents carrying amounts of Schlumberger's debt at December 31, 2013 by year of maturity:

(Stated in millions)

	Expected Maturity Dates									
	2014	2015	2016	2017	2018	2019	2021	2022	2023	Total
Fixed rate debt										
4.50% Guaranteed Notes	$1,377									$ 1,377
2.75% Guaranteed Notes		$1,373								1,373
2.65% Senior Notes			$ 500							500
1.95% Senior Notes			1,099							1,099
1.25% Senior Notes				$999						999
1.50% Guaranteed Notes						$697				697
3.30% Senior Notes							$1,596			1,596
4.20% Senior Notes							1,099			1,099
2.40% Senior Notes								$999		999
3.65% Senior Notes									$1,495	1,495
Total fixed rate debt	$1,377	$1,373	$1,599	$999	–	$697	$2,695	$999	$1,495	$11,234
Variable rate debt	1,406	4	21	–	$511	–	–	–		1,942
Total	$2,783	$1,377	$1,620	$999	$511	$697	$2,695	$999	$1,495	$13,176

The fair market value of the outstanding fixed rate debt was approximately $11.3 billion as of December 31, 2013. The weighted average interest rate on the variable rate debt as of December 31, 2013 was 2.8%.

Schlumberger does not enter into derivatives for speculative purposes.

Forward-looking Statements

This Form 10-K and other statements we make contain "forward-looking statements" within the meaning of the federal securities laws, which include any statements that are not historical facts, such as our forecasts or expectations regarding business outlook; growth for Schlumberger as a whole and for each of its segments (and for specified products or geographic areas within each segment); oil and natural gas demand and production growth; oil and natural gas prices; improvements in operating procedures and technology; capital expenditures by Schlumberger and the oil and gas industry; the business strategies of Schlumberger's customers; future global economic conditions; and future results of operations. These statements are subject to risks and uncertainties, including, but not limited to, global economic conditions; changes in exploration and production spending by Schlumberger's customers and changes in the level of oil and natural gas exploration and development; general economic, political and business conditions in key regions of the world; pricing erosion; weather and seasonal factors; operational delays; production declines; changes in government regulations and regulatory requirements, including those related to offshore oil and gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; the inability of technology to meet new challenges in exploration; and other risks and uncertainties detailed in the Risk Factors section of this Form 10-K and other filings that we make with the Securities and Exchange Commission. If one or more of these or other risks or uncertainties materialize (or the consequences of such a development changes), or should our underlying assumptions prove incorrect, actual outcomes may vary materially from those reflected in our forward-looking statements. Schlumberger disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Item 8. Financial Statements and Supplementary Data.

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(Stated in millions, except per share amounts)

Year Ended December 31,	2013	2012	2011
Revenue	**$45,266**	$41,731	$36,579
Interest and other income	**165**	172	130
Gain on formation of OneSubsea	**1,028**	–	–
Expenses			
Cost of revenue	**35,331**	32,885	28,802
Research & engineering	**1,174**	1,153	1,061
General & administrative	**416**	405	417
Merger & integration	**–**	128	113
Impairment & other	**456**	33	–
Interest	**391**	340	298
Income from continuing operations before taxes	**8,691**	6,959	6,018
Taxes on income	**1,848**	1,700	1,492
Income from continuing operations	**6,843**	5,259	4,526
Income (loss) from discontinued operations	**(69)**	260	481
Net income	**6,774**	5,519	5,007
Net income attributable to noncontrolling interests	**42**	29	10
Net income attributable to Schlumberger	**$ 6,732**	$ 5,490	$ 4,997
Schlumberger amounts attributable to:			
Income from continuing operations	**$ 6,801**	$ 5,230	$ 4,516
Income (loss) from discontinued operations	**(69)**	260	481
Net income	**$ 6,732**	$ 5,490	$ 4,997
Basic earnings per share of Schlumberger:			
Income from continuing operations	**$ 5.14**	$ 3.93	$ 3.35
Income (loss) from discontinued operations	**(0.05)**	0.20	0.36
Net income [(1)]	**$ 5.09**	$ 4.13	$ 3.70
Diluted earnings per share of Schlumberger:			
Income from continuing operations	**$ 5.10**	$ 3.91	$ 3.32
Income (loss) from discontinued operations	**(0.05)**	0.19	0.35
Net income	**$ 5.05**	$ 4.10	$ 3.67
Average shares outstanding:			
Basic	**1,323**	1,330	1,349
Assuming dilution	**1,333**	1,339	1,361

(1) Amounts may not add due to rounding.

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Stated in millions)

Year Ended December 31,	**2013**	2012	2011
Net income	**$ 6,774**	$ 5,519	$ 5,007
Currency translation adjustments			
Unrealized net change arising during the period	**(151)**	76	(82)
Marketable securities			
Unrealized gain arising during the period	**35**	141	–
Derivatives			
Net derivatives gain (loss) on hedging transactions	**49**	92	(79)
Reclassification to net income of net realized (gain) loss	**(50)**	(36)	8
Pension and other postretirement benefit plans			
Actuarial gain (loss)			
Actuarial gain (loss) arising during the period	**1,328**	(1,016)	(1,008)
Amortization to net income of net actuarial loss	**300**	187	133
Prior service cost			
Prior service gain arising during the period	**–**	–	1
Amortization to net income of net prior service cost	**125**	125	121
Income taxes on pension and other postretirement benefit plans	**(302)**	100	117
Comprehensive income	**8,108**	5,188	4,218
Comprehensive income attributable to noncontrolling interests	**42**	29	10
Comprehensive income attributable to Schlumberger	**$ 8,066**	$ 5,159	$ 4,208

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Stated in millions)

December 31,	2013	2012
ASSETS		
Current Assets		
Cash	$ 3,472	$ 1,905
Short-term investments	4,898	4,369
Receivables less allowance for doubtful accounts (2013 – $384; 2012 – $202)	11,497	11,351
Inventories	4,603	4,785
Deferred taxes	288	343
Other current assets	1,467	1,403
	26,225	24,156
Fixed Income Investments, held to maturity	363	245
Investments in Affiliated Companies	3,317	1,502
Fixed Assets less accumulated depreciation	15,096	14,780
Multiclient Seismic Data	667	518
Goodwill	14,706	14,585
Intangible Assets	4,709	4,802
Other Assets	2,017	959
	$67,100	$61,547
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 8,837	$ 8,453
Estimated liability for taxes on income	1,490	1,426
Long-term debt – current portion	1,819	1,163
Short-term borrowings	964	958
Dividends payable	415	368
	13,525	12,368
Long-term Debt	10,393	9,509
Postretirement Benefits	670	2,169
Deferred Taxes	1,708	1,493
Other Liabilities	1,169	1,150
	27,465	26,689
Equity		
Common stock	12,192	11,912
Treasury stock	(8,135)	(6,160)
Retained earnings	37,966	32,887
Accumulated other comprehensive loss	(2,554)	(3,888)
Schlumberger stockholders' equity	39,469	34,751
Noncontrolling interests	166	107
	39,635	34,858
	$67,100	$61,547

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Stated in millions)

Year Ended December 31,	**2013**	2012	2011
Cash flows from operating activities:			
Net Income	**$ 6,774**	$ 5,519	$ 5,007
Less: (Income) loss from discontinued operations	**69**	(260)	(481)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization [(1)]	**3,666**	3,500	3,274
Gain on formation of OneSubsea	**(1,028)**	–	–
Earnings of companies carried at equity, less dividends received	**(71)**	(61)	(64)
Deferred income taxes	**(105)**	(76)	(26)
Stock-based compensation expense	**315**	335	272
Pension and other postretirement benefits expense	**518**	403	365
Impairment of equity investments	**364**	–	–
Other non-cash items	**371**	97	203
Pension and other postretirement benefits funding	**(538)**	(673)	(601)
Change in operating assets and liabilities: [(2)]			
Increase in receivables	**(858)**	(2,087)	(1,402)
Decrease (increase) in inventories	**188**	(645)	(863)
Decrease (increase) in other current assets	**17**	(350)	(58)
Increase in other assets	**(767)**	(253)	(74)
Increase in accounts payable and accrued liabilities	**654**	876	639
Increase (decrease) in estimated liability for taxes on income	**34**	125	(549)
Increase in other liabilities	**60**	1	169
Other	**125**	92	69
NET CASH PROVIDED BY OPERATING ACTIVITIES	**9,788**	6,543	5,880
Cash flows from investing activities:			
Capital expenditures	**(3,943)**	(4,694)	(4,004)
Multiclient seismic data capitalized	**(394)**	(351)	(289)
Payment for OneSubsea transaction	**(600)**	–	–
Other business acquisitions and investments, net of cash acquired	**(610)**	(845)	(186)
(Purchase) sale of investments, net	**(648)**	(1,228)	351
Other	**218**	(55)	230
NET CASH USED IN INVESTING ACTIVITIES	**(5,977)**	(7,173)	(3,898)
Cash flows from financing activities:			
Dividends paid	**(1,608)**	(1,432)	(1,300)
Proceeds from employee stock purchase plan	**270**	247	208
Proceeds from exercise of stock options	**267**	163	230
Stock repurchase program	**(2,596)**	(972)	(2,998)
Proceeds from issuance of long-term debt	**4,554**	2,832	6,884
Repayment of long-term debt	**(3,141)**	(1,817)	(4,992)
Net increase (decrease) in short-term borrowings	**37**	621	(119)
Other	**18**	19	(613)
NET CASH USED IN FINANCING ACTIVITIES	**(2,199)**	(339)	(2,700)
Cash flow from discontinued operations – operating activities	**(2)**	145	289
Cash flow from discontinued operations – investing activities	**(28)**	1,011	373
Cash flow from discontinued operations	**(30)**	1,156	662
Net increase (decrease) in cash before translation effect	**1,582**	187	(56)
Translation effect on cash	**(15)**	13	(3)
Cash, beginning of year	**1,905**	1,705	1,764
Cash, end of year	**$ 3,472**	$ 1,905	$ 1,705

(1) Includes multiclient seismic data costs.

(2) Net of the effect of business acquisitions and divestitures.

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Stated in millions)

	Common Stock					
	Issued	In Treasury	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
Balance, January 1, 2011	$11,920	$(3,136)	$25,210	$(2,768)	$218	$31,444
Net income			4,997		16	5,013
Currency translation adjustments				(82)		(82)
Changes in fair value of derivatives				(71)		(71)
Pension and other postretirement benefit plans				(636)		(636)
Shares sold to optionees less shares exchanged	(29)	259				230
Vesting of restricted stock	(39)	39				–
Shares issued under employee stock purchase plan	53	155				208
Stock repurchase program		(2,998)				(2,998)
Stock-based compensation cost	272					272
Acquisition of noncontrolling interests	(553)				(80)	(633)
Dividends declared ($1.00 per share)			(1,347)			(1,347)
Other	15	2			(25)	(8)
Balance, December 31, 2011	11,639	(5,679)	28,860	(3,557)	129	31,392
Net income			5,490		29	5,519
Currency translation adjustments				71		71
Change in unrealized gain on marketable securities				141		141
Changes in fair value of derivatives				56		56
Pension and other postretirement benefit plans				(604)		(604)
Shares sold to optionees less shares exchanged	(75)	238				163
Vesting of restricted stock	(20)	20				–
Shares issued under employee stock purchase plan	16	231				247
Stock repurchase program		(972)				(972)
Stock-based compensation cost	335					335
Sale of CE Franklin				5	(68)	(63)
Dividends declared ($1.10 per share)			(1,463)			(1,463)
Other	17	2			17	36
Balance, December 31, 2012	11,912	(6,160)	32,887	(3,888)	107	34,858
Net income			6,732		42	6,774
Currency translation adjustments				(151)		(151)
Change in unrealized gain on marketable securities				35		35
Changes in fair value of derivatives				(1)		(1)
Pension and other postretirement benefit plans				1,451		1,451
Shares sold to optionees less shares exchanged	(44)	311				267
Vesting of restricted stock	(56)	56				–
Shares issued under employee stock purchase plan	18	252				270
Stock repurchase program		(2,596)				(2,596)
Stock-based compensation cost	315					315
Acquisition of noncontrolling interests					22	22
Dividends declared ($1.25 per share)			(1,653)			(1,653)
Other	47	2			(5)	44
Balance, December 31, 2013	$12,192	$(8,135)	$37,966	$(2,554)	$166	$39,635

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

SHARES OF COMMON STOCK

(Stated in millions)

	Issued	In Treasury	Shares Outstanding
Balance, January 1, 2011	1,434	(73)	1,361
Shares sold to optionees less shares exchanged	–	6	6
Vesting of restricted stock	–	1	1
Shares issued under employee stock purchase plan	–	3	3
Stock repurchase program Stock repurchase program	–	(37)	(37)
Balance, December 31, 2011	1,434	(100)	1,334
Shares sold to optionees less shares exchanged	–	4	4
Shares issued under employee stock purchase plan	–	4	4
Stock repurchase program	–	(14)	(14)
Balance, December 31, 2012	1,434	(106)	1,328
Shares sold to optionees less shares exchanged	–	5	5
Vesting of restricted stock	–	1	1
Shares issued under employee stock purchase plan	–	4	4
Stock repurchase program	–	(31)	(31)
Balance, December 31, 2013	1,434	(127)	1,307

See the *Notes to Consolidated Financial Statements*

Notes to Consolidated Financial Statements

1. Business Description

Schlumberger Limited (Schlumberger N.V., incorporated in Curaçao) and its consolidated subsidiaries (collectively, "Schlumberger") comprise the world's leading supplier of technology, integrated project management and information solutions to the international oil and gas exploration and production industry.

2. Summary of Accounting Policies

The *Consolidated Financial Statements* of Schlumberger have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying *Consolidated Financial Statements* include the accounts of Schlumberger, its wholly-owned subsidiaries, and other subsidiaries over which it exercises a controlling financial interest. All significant intercompany transactions and balances have been eliminated.

Reclassifications

Certain prior year items have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an on-going basis, Schlumberger evaluates its estimates, including those related to collectibility of accounts receivable; recoverability of deferred costs, goodwill, intangible assets and investments in affiliates; income taxes; multiclient seismic data; contingencies and actuarial assumptions for employee benefit plans. Schlumberger bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Schlumberger recognizes revenue based upon purchase orders, contracts or other persuasive evidence of an arrangement with the customer that include fixed or determinable prices provided that collectibility is reasonably assured. Revenue is recognized for services when they are rendered. Revenue is recognized for products upon delivery, when the customer assumes the risks and rewards of ownership.

Revenue from seismic contract services performed on a dayrate basis is recognized as the service is performed. Revenue from other services, including pre-funded multiclient surveys, is recognized as the seismic data is acquired and/or processed on a proportionate basis as work is performed. This method requires revenue to be recognized based upon quantifiable measures of progress, such as square kilometers acquired. Multiclient data surveys are licensed or sold to customers on a non-transferable basis. Revenue from sales of completed multiclient data surveys is recognized upon obtaining a signed licensing agreement and providing customers with access to such data.

Revenue is occasionally generated from contractual arrangements that include multiple deliverables. Revenue from these arrangements is recognized as each item is delivered based on their relative fair value and when the delivered items have stand-alone value to the customer.

Revenue derived from the sale of licenses of Schlumberger software may include installation, maintenance, consulting and training services. If services are not essential to the functionality of the software, the revenue for each element of the contract is recognized separately based on its respective vendor specific objective evidence of fair value when all of the following conditions are met: a signed contract is obtained, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

Translation of Non-United States Currencies

The functional currency of Schlumberger is primarily the US dollar. Assets and liabilities recorded in functional currencies other than US dollars are translated at period end exchange rates. The resulting adjustments are charged or credited directly to the *Equity* section of the *Consolidated Balance Sheet*. Revenue and expenses are translated at the weighted-average exchange rates for the period. Realized and unrealized transaction gains and losses are included in income in the period in which they occur. Transaction losses of $24 million, $37 million and $25 million, net of hedging activities, were recognized in 2013, 2012 and 2011, respectively.

Short-term and Fixed Income Investments

The *Consolidated Balance Sheet* reflects the Schlumberger investment portfolio separated between current and long term, based on maturity. Both *Short-term investments* and *Fixed Income Investments, held to maturity* are comprised primarily of money market funds, eurodollar time deposits, certificates of deposit, commercial paper, euro notes and Eurobonds, and are substantially denominated in US dollars. Under normal circumstances it is the intent of Schlumberger to hold the investments until maturity, with the exception of investments that are considered trading ($194 million at both December 31, 2013 and 2012). Short-term investments that are designated as trading are stated at fair value, which is estimated using quoted market prices for those or similar investments. All other investments are stated at cost plus accrued interest, which approximates market. The unrealized gains/losses on investments designated as trading were not significant at both December 31, 2013 and 2012.

For purposes of the Consolidated Statement of Cash Flows, Schlumberger does not consider Short-term investments to be cash equivalents.

Fixed Income Investments, held to maturity at December 31, 2013 of $363 million mature as follows: $51 million in 2015, $23 million in 2016, $51 million in 2017 and $238 million in 2018.

Inventories

Inventories are stated at average cost or at market, whichever is lower. Costs included in *Inventories* consist of materials, direct labor and manufacturing overhead.

Investments in Affiliated Companies

Investments in companies in which Schlumberger does not have a controlling financial interest, but over which it has significant influence are accounted for using the equity method. Schlumberger's share of the after-tax earnings of equity method investees is included in *Interest and other income*. Investments in privately held companies in which Schlumberger does not have the ability to exercise significant influence are accounted for using the cost method. Investments in publicly traded companies in which Schlumberger does not have significant influence are accounted for as available-for-sale marketable securities. These marketable securities are reported at fair value, based on quoted market prices, with unrealized gains and losses reported as a component of *Accumulated other comprehensive loss*. The fair value of these marketable securities was $257 million and $222 million at December 31, 2013 and 2012, respectively. The cost basis of these marketable securities was $81 million at both December 31, 2013 and 2012.

Equity and cost method investments as well as investments in publicly traded companies are classified as *Investments in Affiliated Companies* in the *Consolidated Balance Sheet*.

Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation, which is provided for by charges to income over the estimated useful lives of the assets using the straight-line method. Fixed assets include the manufacturing cost of oilfield technical equipment manufactured or assembled by subsidiaries of Schlumberger. Expenditures for replacements and improvements are capitalized. Maintenance and repairs are charged to operating expenses as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the balance sheet and the net amount, less proceeds from disposal, is charged or credited to income.

Multiclient Seismic Data

The multiclient library consists of completed and in-process seismic surveys that are licensed on a nonexclusive basis. Schlumberger capitalizes costs directly incurred in acquiring and processing the multiclient seismic data. Such costs are charged to *Cost of revenue* based on the percentage of the total costs to the estimated total revenue that Schlumberger expects to receive from the sales of such data. However, under no circumstance will an individual survey carry a net book value greater than a 4-year, straight-line amortized value.

The carrying value of the multiclient library is reviewed for impairment annually as well as when an event or change in circumstance indicating impairment may have occurred. Adjustments to the carrying value are recorded when it is determined that estimated future cash flows, which involves significant judgment on the part of Schlumberger, would not be sufficient to recover the carrying value of the surveys. Significant adverse changes in Schlumberger's estimated future cash flows could result in impairment charges in a future period.

Goodwill, Other Intangibles and Long-lived Assets

Schlumberger records the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired as goodwill. The goodwill relating to each of Schlumberger's reporting units is tested for impairment annually as well as when an event, or change in circumstances, indicates an impairment may have occurred.

Under generally accepted accounting principles, Schlumberger has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of one of its reporting units is greater than its carrying amount. If, after assessing the totality of events or circumstances, Schlumberger determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then there is no need to perform any further testing. However, if Schlumberger concludes otherwise, then it is required to perform the first step of a two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value.

Schlumberger has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test.

For purposes of performing the impairment test for goodwill, Schlumberger's reporting units are its three Groups: Reservoir Characterization, Drilling and Production. Schlumberger elected to perform the qualitative assessment described above for purposes of its annual goodwill impairment test. Based on this assessment, Schlumberger concluded that it was more likely than not that the fair value of each of its reporting units was greater than its carrying amount. Accordingly, no further testing was required.

Long-lived assets, including fixed assets and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of long-lived assets involve significant estimates on the part of management. If there is a material change in economic conditions or other circumstances influencing the estimate of future cash flows or fair value, Schlumberger could be required to recognize impairment charges in the future.

Intangible assets consist primarily of customer relationships, technology/technical know-how and tradenames acquired in business combinations. Customer relationships are generally amortized over periods ranging from 15 to 28 years, acquired technology/technical know-how are generally amortized over periods ranging from 10 to 18 years and tradenames are generally amortized over periods ranging from 15 to 30 years.

Taxes on Income

Schlumberger computes taxes on income in accordance with the tax rules and regulations of the many taxing authorities where the income is earned. The income tax rates imposed by these taxing authorities vary substantially. Taxable income may differ from pretax income for financial accounting purposes. To the extent that differences are due to revenue or expense items reported in one period for tax purposes and in another period for financial accounting purposes, an appropriate provision for deferred income taxes is made. Any effect of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. When it is more likely than not that a portion or all of the deferred tax asset will not be realized in the future, Schlumberger provides a corresponding valuation allowance against deferred tax assets.

Schlumberger's tax filings are subject to regular audit by the tax authorities in most of the jurisdictions in which it conducts business. These audits may result in assessments for additional taxes which are resolved with the authorities or, potentially, through the courts. Schlumberger recognizes the impact of a tax position in its financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Tax liabilities are recorded based on estimates of additional taxes which will be due upon the conclusion of these audits. Estimates of these tax liabilities are made based upon prior experience and are updated in light of changes in facts and circumstances. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in liabilities which could be materially different from these estimates. In such an event, Schlumberger will record additional tax expense or tax benefit in the year in which such resolution occurs.

Schlumberger generally does not provide income taxes relating to undistributed earnings, as the earnings either would not be taxable when remitted or are considered to be indefinitely reinvested.

Concentration of Credit Risk

Schlumberger's assets that are exposed to concentrations of credit risk consist primarily of cash, short-term investments, fixed income investments held to maturity, receivables from clients and derivative financial instruments. Schlumberger places its cash, short-term investments and fixed income investments held to maturity with financial institutions and corporations, and limits the amount of credit exposure with any one of them. Schlumberger regularly evaluates the creditworthiness of the issuers in which it invests. The receivables from clients are spread over many countries and customers. Schlumberger maintains an allowance for uncollectible accounts receivable based on expected collectibility and performs ongoing credit evaluations of its customers' financial condition. By using derivative financial instruments to hedge exposure to changes in exchange rates and commodity prices, Schlumberger exposes itself to some credit risk. Schlumberger minimizes this credit risk by entering into transactions with high-quality counterparties, limiting the exposure to each counterparty and monitoring the financial condition of its counterparties.

Research & Engineering

All research and engineering expenditures are expensed as incurred.

Earnings per Share

Basic earnings per share of Schlumberger from continuing operations is calculated by dividing income from continuing operations attributable to Schlumberger by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing income from continuing operations attributable to Schlumberger by the sum of (i) unvested restricted stock units and (ii) the weighted average number of common shares outstanding assuming dilution. The weighted average number of common shares outstanding assuming dilution assumes that all stock options which are in the money are exercised at the beginning of the period and that the proceeds are used by Schlumberger to purchase shares of its common stock at the average market price for the period.

The following is a reconciliation from basic to diluted earnings per share from continuing operations of Schlumberger for each of the last three years:

(Stated in million except per share amounts)

	Schlumberger Income from Continuing Operations	Weighted Average Shares Outstanding	Earnings Per Share from Continuing Operations
2013:			
Basic	**$6,801**	**1,323**	**$5.14**
Assumed exercise of stock options	–	**6**	
Unvested restricted stock	–	**4**	
Diluted	**$6,801**	**1,333**	**$5.10**
2012:			
Basic	$ 5,230	1,330	$ 3.93
Assumed exercise of stock options	–	5	
Unvested restricted stock	–	4	
Diluted	$ 5,230	1,339	$ 3.91
2011:			
Basic	$ 4,516	1,349	$ 3.35
Assumed exercise of stock options	–	10	
Unvested restricted stock	–	2	
Diluted	$ 4,516	1,361	$ 3.32

Employee stock options to purchase 12 million, 21 million and 14 million shares of common stock at December 31, 2013, 2012 and 2011, respectively, were outstanding but not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common stock, and therefore, the effect on diluted earnings per share would have been anti-dilutive.

3. Charges and Credits

Schlumberger recorded the following charges and credits in continuing operations during 2013, 2012 and 2011:

2013

- During the fourth quarter, Schlumberger recorded a $152 million pretax ($122 million after-tax) provision relating to accounts receivable from a client in Brazil who filed for bankruptcy.
- During the second quarter, Schlumberger recorded a pretax and after-tax gain of $1.028 billion as a result of the deconsolidation of its subsea business in connection with the formation of the OneSubsea joint venture with Cameron International Corporation ("Cameron"). Refer to Note 4 – *Acquisitions* for further details.
- During the second quarter, Schlumberger recorded a $222 million pretax ($203 million after-tax) impairment charge relating to an investment in a company involved in developing drilling-related technology and a $142 million pretax and after-tax impairment charge relating to an investment in a contract drilling business.
- Although the functional currency of Schlumberger's operations in Venezuela is the US dollar, a portion of the transactions are denominated in local currency. In February 2013, Venezuela's currency was devalued from the prior exchange rate of 4.3 Bolivar Fuertes per US dollar to 6.3 Bolivar Fuertes per US dollar. As a result of this devaluation, Schlumberger recorded a pretax and after-tax foreign currency loss of $92 million during the first quarter of 2013.

The following is a summary of these charges and credits:

	(Stated in millions)			
	Pretax	Tax	Net	Consolidated Statement of Income Classification
Gain on formation of OneSubsea joint venture	$(1,028)	$ –	$(1,028)	*Gain on formation of OneSubsea*
Impairment of equity-method investments	364	19	345	*Impairment & other*
Provision for accounts receivable	152	30	122	*Cost of revenue*
Currency devaluation loss in Venezuela	92	–	92	*Impairment & other*
	$ (420)	$ 49	$ (469)	

2012

- Schlumberger recorded pretax merger and integration-related charges throughout 2012 of $128 million ($112 million after-tax) in connection with its 2010 acquisitions of Smith International, Inc. ("Smith") and Geoservices.
- During the fourth quarter, Schlumberger recorded a pretax charge of $33 million ($27 million after-tax) relating to severance in connection with an initiative to rationalize global overhead costs.

The following is a summary of these charges:

	(Stated in millions)			
	Pretax	Tax	Net	Consolidated Statement of Income Classification
Merger-related integration costs	$ 128	$ 16	$ 112	*Merger & integration*
Workforce reduction	33	6	27	*Impairment & other*
	$ 161	$ 22	$ 139	

2011

- Schlumberger recorded pretax merger and integration-related charges throughout 2011 of $113 million ($95 million after-tax) in connection with its 2010 acquisitions of Smith and Geoservices.
- During the fourth quarter, Schlumberger recorded a pretax and after-tax charge of $60 million relating to certain assets in Libya that were no longer recoverable as a result of the political unrest there.
- During the second quarter, Schlumberger made a $50 million grant to the Schlumberger Foundation to support the Foundation's Faculty for the Future program, which supports talented women scientists from the developing world by helping them pursue advanced graduate studies in scientific disciplines at leading universities worldwide. As a result, Schlumberger recorded a $50 million charge ($40 million after-tax).

The following is a summary of these charges:

	(Stated in millions)			
	Pretax	Tax	Net	Consolidated Statement of Income Classification
Merger-related integration costs	$ 113	$ 18	$ 95	*Merger & integration*
Donation to the Schlumberger Foundation	50	10	40	*General & administrative*
Write-off of assets in Libya	60	–	60	*Cost of revenue*
	$ 223	$ 28	$ 195	

4. Acquisitions

Formation of OneSubsea Joint Venture

On June 30, 2013, Schlumberger and Cameron completed the formation of OneSubsea, a joint venture to manufacture and develop products, systems and services for the subsea oil and gas market. Schlumberger and Cameron each contributed all of their respective subsea businesses to the joint venture and Schlumberger made a $600 million cash payment to Cameron. Schlumberger owns 40% of OneSubsea and accounts for this investment under the equity method. Schlumberger recognized a pretax and after-tax gain of $1.028 billion, which is classified as *Gain on formation of OneSubsea* in the *Consolidated Statement of Income*, as a result of the deconsolidation of its subsea business. This gain is equal to the difference between the fair value of the Schlumberger subsea business, which was determined based on the present value of its estimated future cash flows, and its carrying value at the time of closing.

Other

Schlumberger has made other acquisitions and investments, none of which were significant individually or in the aggregate, for cash payments, net of cash acquired, of $610 million during 2013, $845 million during 2012, and $610 million during 2011.

5. Inventories

A summary of inventories follows:

(Stated in millions)

	2013	2012
Raw materials & field materials	**$ 2,539**	$ 2,519
Work in process	**261**	349
Finished goods	**1,803**	1,917
	$ 4,603	$ 4,785

6. Fixed Assets

A summary of fixed assets follows:

(Stated in millions)

	2013	2012
Land	**$ 394**	$ 366
Buildings & improvements	**3,534**	3,209
Machinery & equipment	**29,332**	27,690
Seismic vessels	**1,904**	1,903
	35,164	33,168
Less accumulated depreciation	**20,068**	18,388
	$15,096	$14,780

The estimated useful lives of Buildings & improvements are primarily 25 to 30 years. The estimated useful lives of Machinery & equipment are primarily 5 to 10 years. Seismic vessels are depreciated over periods ranging from 20 to 30 years.

Depreciation expense relating to fixed assets was $3.1 billion, $2.9 billion and $2.7 billion in 2013, 2012 and 2011, respectively.

7. Multiclient Seismic Data

The change in the carrying amount of multiclient seismic data is as follows:

(Stated in millions)

	2013	2012
Balance at beginning of year	**$ 518**	$ 425
Capitalized in year	**394**	351
Charged to expense	**(245)**	(258)
	$ 667	$ 518

8. Goodwill

The changes in the carrying amount of goodwill by reporting unit were as follows:

(Stated in millions)

	Reservoir Characterization	Drilling	Production	Distribution	Total
Balance at January 1, 2012	$3,360	$8,362	$2,356	$ 76	$14,154
Acquisitions	391	93	–	–	484
Reallocation	–	(125)	125	–	–
Divestiture of business	–	–	–	(76)	(76)
Other	9	7	7	–	23
Balance, December 31, 2012	3,760	8,337	2,488	–	14,585
Acquisitions	4	3	336	–	343
Divestiture of business	–	–	(150)	–	(150)
Other	(27)	(25)	(20)	–	(72)
Balance, December 31, 2013	$3,737	$8,315	$2,654	$ –	$14,706

9. Intangible Assets

A summary of intangible assets follows:

(Stated in millions)

	2013			2012		
	Gross Book Value	Accumulated Amortization	Net Book Value	Gross Book Value	Accumulated Amortization	Net Book Value
Technology/Technical Know-How	**$1,960**	**$ 597**	**$1,363**	$1,967	$ 474	$1,493
Tradenames	**1,647**	**257**	**1,390**	1,647	188	1,459
Customer Relationships	**2,263**	**407**	**1,856**	2,115	312	1,803
Other	**435**	**335**	**100**	369	322	47
	$6,305	**$1,596**	**$4,709**	$6,098	$1,296	$4,802

Amortization expense was $330 million in 2013, $331 million in 2012 and $324 million in 2011.

The weighted average amortization period for all intangible assets is 20 years.

Amortization expense for the subsequent five years is estimated to be as follows: 2014: $357 million, 2015: $350 million, 2016: $334 million, 2017: $314 million and 2018: $307 million.

10. Long-term Debt and Debt Facility Agreements

Long-term Debt consists of the following:

(Stated in millions)

	2013	2012
3.30% Senior Notes due 2021	**$ 1,596**	$1,595
3.65% Senior Notes due 2023	**1,495**	–
4.50% Guaranteed Notes due 2014 (1)	**–**	1,324
2.75% Guaranteed Notes due 2015 (1)	**1,373**	1,318
1.95% Senior Notes due 2016	**1,099**	1,099
4.20% Senior Notes due 2021	**1,099**	1,099
1.25% Senior Notes due 2017	**999**	999
2.40% Senior Notes due 2022	**999**	998
1.50% Guaranteed Notes due 2019(1)	**697**	–
2.65% Senior Notes due 2016 (2)	**500**	500
Floating Rate Senior Notes due 2014 (3)	**–**	300
Other	**536**	277
	$10,393	$9,509

(1) Schlumberger maintains a €5.0 billion Guaranteed Euro Medium Term Note program that provides for the issuance of various types of debt instruments such as fixed or floating rate notes in euro, US dollar or other currencies. The following is a summary of debt issued under this program:

- Schlumberger issued €0.5 billion 1.50% Guaranteed Notes due 2019 in the fourth quarter of 2013. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate equal to three-month LIBOR plus approximately 64 basis points.
- Schlumberger issued €1.0 billion 2.75% Guaranteed Notes due 2015 in the fourth quarter of 2010. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate of 2.56%.
- Schlumberger issued €1.0 billion 4.50% Guaranteed Notes due 2014 in the first quarter of 2009, Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate of 4.95%.

(2) Schlumberger entered into agreements to swap these dollar notes for euros on the date of issue until maturity, effectively making this a euro-denominated debt on which Schlumberger pays interest in euros at a rate of 2.39%.

(3) These notes bear interest at a rate equal to three-month LIBOR plus 55 basis points per year.

Schlumberger Limited fully and unconditionally guarantees the securities issued by certain of its subsidiaries, including securities issued by Schlumberger Investment SA, a wholly-owned finance subsidiary of Schlumberger.

At December 31, 2013, Schlumberger had separate committed debt facility agreements aggregating $4.0 billion with commercial banks, of which $3.7 billion was available and unused. This included $3.5 billion of committed facilities which supports a commercial paper program in Europe, of which $250 million mature in July 2016, $1.75 billion mature in July 2018 and $1.5 billion mature in November 2018. Interest rates and other terms of borrowing under these lines of credit vary from country to country.

Commercial paper borrowings are classified as long-term debt to the extent of their backup by available and unused committed credit facilities maturing in more than one year and to the extent it is Schlumberger's intent to maintain these obligations for longer than one year. Borrowings under the commercial paper program at December 31, 2013 were $95 million and were classified within *Long-term debt – current portion* in the *Consolidated Balance Sheet.* There were no borrowings under the commercial paper programs at December 31, 2012.

The weighted average interest rate on variable rate debt as of December 31, 2013 was 2.8%.

Long-term Debt as of December 31, 2013, is due as follows: $1.4 billion in 2015, $1.6 billion in 2016, $1.0 billion in 2017, $0.5 billion in 2018, $0.7 billion in 2019, $2.7 billion in 2021, $1.0 billion in 2022 and $1.5 billion in 2023.

The fair value of Schlumberger's *Long-term Debt* at December 31, 2013 and December 31, 2012 was $10.4 billion and $9.9 billion, respectively, and was estimated based on quoted market prices.

11. Derivative Instruments and Hedging Activities

Schlumberger is exposed to market risks primarily related to fluctuations in foreign currency exchange rates and interest rates. To mitigate these risks, Schlumberger utilizes derivative instruments. Schlumberger does not enter into derivatives for speculative purposes.

Foreign Currency Exchange Rate Risk

As a multinational company, Schlumberger conducts its business in approximately 85 countries. Schlumberger's functional currency is primarily the US dollar, which is consistent with the oil and gas industry. Approximately 78% of Schlumberger's revenues in 2013 was denominated in US dollars. However, outside the United States, a significant portion of Schlumberger's expenses is incurred in foreign currencies. Therefore, when the US dollar weakens (strengthens) in relation to the foreign currencies of the countries in which Schlumberger conducts business, the US dollar - reported expenses will increase (decrease).

Schlumberger is exposed to risks on future cash flows to the extent that local currency expenses exceed revenues denominated in local currency that are other than the functional currency. Schlumberger uses foreign currency forward contracts and foreign currency options to provide a hedge against a portion of these cash flow risks. These contracts are accounted for as cash flow hedges, with the effective portion of changes in the fair value of the hedge recorded on the *Consolidated Balance Sheet* and in *Accumulated other comprehensive loss.* Amounts recorded in *Accumulated other comprehensive loss are reclassified into earnings in the same period or periods that the hedged item is recognized in earnings. The ineffective portion of changes in the fair value of hedging instruments, if any, is recorded directly to earnings.*

At December 31, 2013, Schlumberger recognized a cumulative net $29 million gain in *Accumulated other comprehensive loss* relating to revaluation of foreign currency forward contracts and foreign currency options designated as cash flow hedges, the majority of which is expected to be reclassified into earnings within the next twelve months.

Schlumberger is also exposed to changes in the fair value of assets and liabilities, including certain of its long-term debt, which are denominated in currencies other than the functional currency. Schlumberger uses foreign currency forward contracts and foreign currency options to hedge this exposure for certain currencies. The fair value of these contracts is recorded on the *Consolidated Balance Sheet* and the changes in the fair value are recognized in the *Consolidated Statement of Income* along with the change in fair value of the hedged item.

At December 31, 2013, contracts were outstanding for the US dollar equivalent of $7.6 billion in various foreign currencies, of which $3.8 billion relate to hedges of debt denominated in currencies other than the functional currency.

Interest Rate Risk

Schlumberger is subject to interest rate risk on its debt and its investment portfolio. Schlumberger maintains an interest rate risk management strategy that uses a mix of variable and fixed rate debt combined with its investment portfolio and, from time to time, interest rate swaps to mitigate the exposure to changes in interest rates.

During the fourth quarter of 2013, Schlumberger entered into a cross currency swap for a notional amount of €0.5 billion in order to hedge changes in the fair value of Schlumberger's €0.5 billion 1.50% Guaranteed Notes due 2019. Under the terms of this swap, Schlumberger will receive interest at a fixed rate of 1.50% on the euro notional amount and will pay interest at a floating rate of three-month LIBOR plus approximately 64 basis points on the US dollar notional amount.

This cross currency swap is designated as a fair value hedge of the underlying debt. This derivative instrument is marked to market with gains and losses recognized currently in income to largely offset the respective gains and losses recognized on changes in the fair value of the hedged debt.

At December 31, 2013, Schlumberger had fixed rate debt aggregating $10.5 billion and variable rate debt aggregating $2.7 billion, after taking into account the effect of the swap.

The fair values of outstanding derivative instruments are summarized as follows:

Derivative assets	Fair Value of Derivatives (Stated in millions) 2013	2012	Consolidated Balance Sheet Classification
Derivative designated as hedges:			
Foreign exchange contracts	**$ 98**	$ 26	*Other current assets*
Foreign exchange contracts	**24**	22	*Other Assets*
Interest rate swaps	**27**	–	*Other Assets*
Interest rate swaps	**–**	2	*Other current assets*
	149	50	
Derivative not designated as hedges:			
Foreign exchange contracts	**10**	10	*Other current assets*
Foreign exchange contracts	**4**	6	*Other Assets*
	14	16	
	$ 163	$ 66	
Derivative Liabilities			
Derivative designated as hedges:			
Foreign exchange contracts	**$ 14**	$ 80	*Accounts payable and accrued liabilities*
Foreign exchange contracts	**1**	19	*Other Liabilities*
	15	99	
Derivative not designated as hedges:			
Foreign exchange contracts	**2**	3	*Accounts payable and accrued liabilities*
	$ 17	$ 102	

The fair value of all outstanding derivatives is determined using a model with inputs that are observable in the market or can be derived from or corroborated by observable data.

The effect of derivative instruments designated as fair value hedges and not designated as hedges on the *Consolidated Statement of Income* was as follows:

	Gain (Loss) Recognized in Income (Stated in millions) 2013	2012	2011	Consolidated Statement of Income Classification
Derivatives designated as fair value hedges:				
Interest rate swaps	**$15**	$ 1	$ 9	*Interest expense*
Derivatives not designated as hedges:				
Foreign exchange contracts	**$(2)**	$ 5	$(17)	*Cost of revenue*
Commodity contracts	**–**	1	(5)	*Cost of revenue*
	$(2)	$ 6	$(22)	

The effect of derivative instruments in cash flow hedging relationships on income and *Accumulated other comprehensive loss* (AOCL) was as follows:

	Gain (Loss) Reclassified from AOCL into Income (Stated in millions) 2013	2012	2011	Consolidated Statement of Income Classification
Foreign exchange contracts	**$58**	$ 49	$(25)	*Cost of revenue*
Foreign exchange contracts	**(8)**	(13)	17	*Research & engineering*
	$50	$ 36	$ (8)	

	(Stated in millions)		
	Gain (Loss) Recognized in AOCL		
	2013	2012	2011
Foreign exchange contracts	**$49**	$92	$(79)

12. Stockholders' Equity

Schlumberger is authorized to issue 4,500,000,000 shares of common stock, par value $0.01 per share, of which 1,307,330,369 and 1,328,255,773 shares were outstanding on December 31, 2013 and 2012, respectively. Holders of common stock are entitled to one vote for each share of stock held. Schlumberger is also authorized to issue 200,000,000 shares of preferred stock, par value $0.01 per share, which may be issued in series with terms and conditions determined by the Board of Directors. No shares of preferred stock have been issued.
Accumulated Other Comprehensive Loss consists of the following:

(Stated in millions)

	Currency Translation Adjustments	Fair Value of Derivatives	Pension and Other Postretirement Benefit Plans	Unrealized Gains on Marketable Securities	Total
Balance, January 1, 2011	$ (911)	$ 45	$(1,902)	$ –	$(2,768)
Other comprehensive income (loss) before reclassifications	(82)	(79)	(1,007)	–	(1,168)
Amounts reclassified from accumulated other comprehensive loss	–	8	254	–	262
Income taxes	–	–	117	–	117
Balance, December 31, 2011	(993)	(26)	(2,538)	–	(3,557)
Other comprehensive income (loss) before reclassifications	76	92	(1,016)	141	(707)
Amounts reclassified from accumulated other comprehensive loss	–	(36)	312	–	276
Income taxes	–	–	100	–	100
Balance, December 31, 2012	(917)	30	(3,142)	141	(3,888)
Other comprehensive income (loss) before reclassifications	(151)	49	1,328	35	1,261
Amounts reclassified from accumulated other comprehensive loss	–	(50)	425	–	375
Income taxes	–	–	(302)	–	(302)
Balance, December 31, 2013	$(1,068)	$ 29	$(1,691)	$176	$(2,554)

Other comprehensive income was $1.334 billion in 2013. Other comprehensive loss was $331 million and $789 million in 2012 and 2011, respectively.

13. Stock-based Compensation Plans

Schlumberger has three types of stock-based compensation programs: (i) stock options, (ii) a restricted stock, restricted stock unit and performance share unit program (collectively referred to as "restricted stock") and (iii) a discounted stock purchase plan ("DSPP").

Stock Options

Key employees are granted stock options under Schlumberger stock option plans. For all of the stock options granted, the exercise price equals the average of the high and low sales prices of Schlumberger stock on the date of grant; an option's maximum term is ten years, and options generally vest in increments over five years.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions and resulting weighted-average fair value per share:

	2013	2012	2011
Dividend yield	**1.7%**	1.5%	1.2%
Expected volatility	**38%**	39%	37%
Risk free interest rate	**1.2%**	1.5%	2.8%
Expected option life in years	**7.0**	6.9	6.9
Weighted-average fair value per share	**$23.93**	$25.26	$31.38

The following table summarizes information concerning options outstanding and options exercisable as of December 31, 2013:

(Shares stated in thousands)

	Options Outstanding			Options Exercisable	
Exercise prices range	Options Outstanding	Weighted-average remaining contractual life (in years)	Weighted-average exercise price	Options Exercisable	Weighted-average exercise price
$23.75 - $56.61	7,244	3.8	$45.23	6,257	$45.84
$58.45 - $68.83	8,458	5.5	$65.82	5,125	$64.70
$70.31 - $78.35	13,765	8.6	$71.94	1,289	$72.25
$83.88 - $84.93	10,005	6.1	$84.21	5,762	$84.45
$89.99 - $110.77	2,467	5.8	$94.31	1,658	$96.29
	41,939	6.4	$70.33	20,091	$67.58

The weighted average remaining contractual life of stock options exercisable as of December 31, 2013 was 4.8 years.

The following table summarizes stock option activity during the years ended December 31, 2013, 2012 and 2011:

(Shares stated in thousands)

	2013		2012		2011	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	**42,059**	**$67.77**	40,027	$63.84	37,499	$55.33
Granted	**6,570**	**$72.16**	8,664	$72.04	9,528	$84.29
Exercised	**(5,168)**	**$51.73**	(4,171)	$39.07	(5,470)	$42.36
Forfeited	**(1,522)**	**$70.57**	(2,461)	$67.50	(1,530)	$58.82
Outstanding at year-end	**41,939**	**$70.33**	42,059	$67.77	40,027	$63.84

The aggregate intrinsic value of stock options outstanding as of December 31, 2013 was $840 million.

The aggregate intrinsic value of stock options exercisable as of December 31, 2013 was $463 million.

The total intrinsic value of options exercised during the years ended December 31, 2013, 2012 and 2011, was $176 million, $142 million and $246 million, respectively.

Restricted Stock

During 2013, Schlumberger began granting performance share units to certain executives. The number of shares earned is determined at the end of each performance period, which is generally three years, based on Schlumberger's achievement of a predefined return on capital employed ("ROCE"), as defined in the underlying performance share unit agreement. In the event the ROCE exceeds the predefined target, shares for up to the maximum of 250% of the target award may be granted. In the event the ROCE falls below the predefined target, a reduced number of shares may be granted. If the ROCE falls below the threshold award performance level, no shares will be granted. As of December 31, 2013, performance share units of 0.5 million were outstanding based on the achievement of 100% of target.

All other restricted stock awards generally vest at the end of three years.

Restricted stock awards do not pay dividends or allow voting rights during the performance period. Accordingly, the fair value of the restricted stock award is the quoted market price of Schlumberger's stock on the date of grant less the present value of the expected dividends not received during the vesting period.

The following table summarizes information about all restricted stock transactions:

(Shares stated in thousands)

	2013		2012		2011	
	Restricted Stock	Weighted Average Grant Date Fair Value	Restricted Stock	Weighted Average Grant Date Fair Value	Restricted Stock	Weighted Average Grant Date Fair Value
Unvested at beginning of year	**3,566**	**$73.62**	2,433	$72.25	2,223	$64.27
Granted	**1,949**	**75.65**	1,668	71.09	1,136	84.61
Vested	**(958)**	**66.98**	(351)	52.26	(767)	67.36
Forfeited	**(386)**	**74.53**	(184)	73.38	(159)	72.51
Unvested at end of year	**4,171**	**$76.01**	3,566	$73.62	2,433	$72.25

Discounted Stock Purchase Plan

Under the terms of the DSPP, employees can choose to have a portion of their earnings withheld, subject to certain restrictions, to purchase Schlumberger common stock. The purchase price of the stock is 92.5% of the lower of the stock price at the beginning or end of the plan period at six-month intervals.

The fair value of the employees' purchase rights under the DSPP was estimated using the Black-Scholes model with the following assumptions and resulting weighted average fair value per share:

	2013	2012	2011
Dividend yield	**1.7%**	1.6%	1.2%
Expected volatility	**24%**	41%	28%
Risk free interest rate	**0.1%**	0.2%	0.2%
Weighted average fair value per share	**$ 9.91**	$ 12.71	$ 12.83

Total Stock-based Compensation Expense

The following summarizes stock-based compensation expense recognized in income:

(Stated in millions)

	2013	2012	2011
Stock options	**$ 165**	$ 203	$ 176
Restricted stock	**110**	82	60
DSPP	**40**	50	36
	$ 315	$ 335	$ 272

At December 31, 2013, there was $502 million of total unrecognized compensation cost related to nonvested stock-based compensation arrangements of which $232 million is expected to be recognized in 2014, $161 million in 2015, $75 million in 2016, $28 million in 2017 and $6 million in 2018.

As of December 31, 2013, approximately 40 million shares were available for future grants under Schlumberger's stock-based compensation programs.

14. Income Taxes

Schlumberger operates in more than 100 tax jurisdictions, where statutory tax rates generally vary from 0% to 40%.

Income from continuing operations before taxes which were subject to United States and non-United States income taxes for each of the three years ended December 31, were as follows:

(Stated in millions)

	2013	2012	2011
United States	**$1,904**	$1,980	$2,246
Outside United States	**6,787**	4,979	3,772
	$8,691	$6,959	$6,018

Schlumberger recorded net pretax credits of $420 million in 2013 ($53 million of charges in the US and $473 million of net credits outside of the US). Schlumberger recorded $161 million of pretax charges in 2012 ($52 million in the US and $109 million outside the US) and $223 million of pretax charges in 2011 ($104 million in the US and $119 million outside the US). These charges and credits are included in the table above and are more fully described in Note 3 – *Charges and Credits*.

The components of net deferred tax assets (liabilities) were as follows:

(Stated in millions)

	2013	2012
Postretirement benefits	**$ 236**	$ 543
Intangible assets	**(1,502)**	(1,490)
Investments in non-US subsidiaries	**(282)**	(317)
Other, net	**128**	114
	$(1,420)	$(1,150)

The above deferred tax balances at December 31, 2013 and 2012 were net of valuation allowances relating to net operating losses in certain countries of $238 million and $256 million, respectively.

The components of *Taxes on income* were as follows:

(Stated in millions)

	2013	2012	2011
Current:			
United States – Federal	**$ 682**	$ 698	$ 809
United States – State	**60**	53	42
Outside United States	**1,211**	1,025	667
	$1,953	$1,776	$1,518
Deferred:			
United States – Federal	**$ (109)**	$ (105)	$ (73)
United States – State	**(4)**	(7)	(7)
Outside United States	**34**	22	75
Valuation allowance	**(26)**	14	(21)
	$ (105)	$ (76)	$ (26)
	$1,848	$1,700	$1,492

A reconciliation of the United States statutory federal tax rate (35%) to the consolidated effective tax rate is:

	2013	2012	2011
US statutory federal rate	**35%**	35%	35%
Non-US income taxed at different rates	**(12)**	(10)	(9)
Charges and credits (See Note 3)	**(2)**	–	–
Other	**–**	(1)	(1)
	21%	24%	25%

Schlumberger conducts business in more than 100 tax jurisdictions, a number of which have tax laws that are not fully defined and are evolving. Schlumberger's tax filings are subject to regular audit by the tax authorities. Tax liabilities are recorded based on estimates of additional taxes which will be due upon the conclusion of these audits.

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions for the years ended December 31, 2013, 2012 and 2011 is as follows:

(Stated in millions)

	2013	2012	2011
Balance at beginning of year	**$1,453**	$1,353	$1,338
Additions based on tax positions related to the current year	**146**	156	153
Additions for tax positions of prior years	**109**	98	49
Additions related to acquisitions	**-**	–	48
Impact of changes in exchange rates	**(47)**	12	(18)
Settlements with tax authorities	**(64)**	(17)	(77)
Reductions for tax positions of prior years	**(109)**	(103)	(102)
Reductions due to the lapse of the applicable statute of limitations	**(36)**	(46)	(38)
Balance at end of year	**$1,452**	$1,453	$1,353

The amounts above exclude accrued interest and penalties of $253 million, $250 million and $225 million at December 31, 2013, 2012 and 2011 respectively.
Schlumberger classifies interest and penalties relating to uncertain tax positions within *Taxes on income* in the *Consolidated Statement of Income*. During 2013, 2012 and 2011, Schlumberger recognized $30 million, $21 million and $15 million in interest and penalties, respectively.

The following table summarizes the tax years that are either currently under audit or remain open and subject to examination by the tax authorities in the most significant jurisdictions in which Schlumberger operates:

Brazil	2008 – 2013
Canada	2006 – 2013
Mexico	2007 – 2013
Norway	2013
Russia	2010 – 2013
Saudi Arabia	2001 – 2013
United Kingdom	2009 – 2013
United States	2008 – 2013

In certain of the jurisdictions noted above, Schlumberger operates through more than one legal entity, each of which has different open years subject to examination. The table above presents the open years subject to examination for the most material of the legal entities in each jurisdiction. Additionally, it is important to note that tax years are technically not closed until the statute of limitations in each jurisdiction expires. In the jurisdictions noted above, the statute of limitations can extend beyond the open years subject to examination.

15. Leases and Lease Commitments

Total rental expense was $1.9 billion in 2013, $1.9 billion in 2012, and $1.6 billion in 2011.

Future minimum rental commitments under noncancelable operating leases for each of the next five years are as follows:

	(Stated in millions)
2014	$ 318
2015	246
2016	195
2017	165
2018	136
Thereafter	558
	$1,618

16. Contingencies

In 2009, Schlumberger learned that United States officials began a grand jury investigation and an associated regulatory inquiry, both related to certain historical Schlumberger operations in specified countries that are subject to

United States trade and economic sanctions. Governmental agencies and authorities have a broad range of civil and criminal penalties that they may seek to impose for violations of trade and economic sanction laws including, but not limited to, disgorgement, fines, penalties and modifications to business practices. In recent years, these agencies and authorities have obtained a wide range of penalties in settlements with companies arising from trade and economic sanction investigations, including in some cases fines and other penalties in the tens and hundreds of millions of dollars. Schlumberger is cooperating with the governmental authorities and cannot currently predict the outcome or estimate the possible impact of the ultimate resolution of these matters.

On April 20, 2010, a fire and explosion occurred onboard the semisubmersible drilling rig *Deepwater Horizon*, owned by Transocean Ltd. and under contract to a subsidiary of BP plc. Pursuant to a contract between M-I SWACO and BP, M-I SWACO provided certain services under the direction of BP. A number of legal actions, certain of which named an M-I SWACO entity as a defendant, were filed in connection with the *Deepwater Horizon* incident. Many of these claims were consolidated into multidistrict litigation in federal court (the "MDL"). During the first quarter of 2013, the federal court entered its order dismissing all claims against M-I SWACO that were consolidated as part of the MDL.

Schlumberger and its subsidiaries are party to various other legal proceedings from time to time. A liability is accrued when a loss is both probable and can be reasonably estimated. Management believes that the probability of a material loss is remote. However, litigation is inherently uncertain and it is not possible to predict the ultimate disposition of these proceedings.

17. Segment Information

Schlumberger's segments are as follows:

- ***Reservoir Characterization Group*** – Consists of the principal technologies involved in finding and defining hydrocarbon resources. These include WesternGeco, Wireline, Testing Services, Schlumberger Information Services and PetroTechnical Services.
- ***Drilling Group*** – Consists of the principal technologies involved in the drilling and positioning of oil and gas wells and comprises Bits & Advanced Technologies, M-I SWACO, Geoservices, Drilling & Measurements, Drilling Tools & Remedial Services and Integrated Project Management well construction projects.
- ***Production Group*** – Consists of the principal technologies involved in the lifetime production of oil and gas reservoirs and includes Well Services, Completions, Artificial Lift, Well Intervention, Water Services, Carbon Services and the Schlumberger Production Management field production projects.

The Groups are collectively referred to as "Oilfield Services."

Financial information for the years ended December 31, 2013, 2012 and 2011, by segment, is as follows:

(Stated in millions)

	2013				
	Revenue	Income before taxes	Assets	Depreciation and Amortization	Capital Expenditures
OILFIELD SERVICES					
Reservoir Characterization	$12,246	$3,647	$ 8,807	$1,332	$1,275
Drilling	17,317	3,309	11,069	1,088	1,291
Production	15,927	2,619	10,033	821	1,204
Eliminations & other	(224)	(231)	1,954	217	173
	45,266	9,344	31,863	3,458	3,943
Goodwill and intangible assets			19,415		
All other assets			3,772		
Corporate (1)		(726)	12,050	208	
Interest income (2)		22			
Interest expense (3)		(369)			
Charges & credits (4)		420			
	$45,266	$8,691	$67,100	$3,666	$3,943

(Stated in millions)

	2012				
	Revenue	Income before taxes	Assets	Depreciation and Amortization	Capital Expenditures
OILFIELD SERVICES					
Reservoir Characterization	$11,159	$3,069	$ 8,558	$1,311	$1,235
Drilling	15,892	2,789	10,989	1,086	1,668
Production	14,802	2,327	9,579	724	1,439
Eliminations & other	(122)	(68)	2,065	181	352
	41,731	8,117	31,191	3,302	4,694
Goodwill and intangible assets			19,387		
Discontinued operations assets			246		
All other assets			2,702		
Corporate (1)		(696)	8,021	198	
Interest income (2)		30			
Interest expense (3)		(331)			
Charges & credits (4)		(161)			
	$41,731	$6,959	$61,547	$3,500	$4,694

(Stated in millions)

	2011				
	Revenue	Income before taxes	Assets	Depreciation and Amortization	Capital Expenditures
OILFIELD SERVICES					
Reservoir Characterization	$ 9,740	$2,347	$ 7,480	$1,285	$1,055
Drilling	13,775	2,218	9,055	982	1,419
Production	13,030	2,554	7,962	643	1,382
Eliminations & other	34	(35)	1,958	162	148
	36,579	7,084	26,455	3,072	4,004
Goodwill and intangible assets			18,932		
Discontinued operations assets			1,280		
All other assets			2,201		
Corporate (1)		(590)	6,333	202	
Interest income (2)		37			
Interest expense (3)		(290)			
Charges & credits (4)		(223)			
	$36,579	$6,018	$55,201	$3,274	$4,004

(1) Comprised principally of certain corporate expenses not allocated to the segments, interest on postretirement medical benefits, stock-based compensation costs, amortization expense associated with certain intangible and other nonoperating items. Corporate assets consist of cash, short-term investments, fixed income investments, held to maturity and investments in affiliates.

(2) Interest income excludes amounts which are included in the segments' income (2013: $11 million; 2012: $- million; 2011: $3 million).

(3) Interest expense excludes amounts which are included in the segments' income (2013: $23 million; 2012: $8 million; 2011: $8 million).

(4) See Note 3 – *Charges and Credits.*

Segment assets consist of receivables, inventories, fixed assets and multiclient seismic data.
Depreciation & Amortization includes multiclient seismic data costs.

Revenue by geographic area for the years ended December 31, 2013, 2012 and 2011 is as follows:

(Stated in millions)

	2013	2012	2011
North America	**$13,897**	$13,535	$12,378
Latin America	**7,751**	7,554	6,467
Europe/CIS/Africa	**12,366**	11,444	9,676
Middle East & Asia	**10,810**	8,775	7,722
Eliminations & other	**442**	423	336
	$45,266	$41,731	$36,579

Revenue is based on the location where services are provided.

During each of the three years ended December 31, 2013, 2012 and 2011, no single customer exceeded 10% of consolidated revenue.

Schlumberger did not have revenue from third-party customers in its country of domicile during the last three years. Revenue in the United States in 2013, 2012 and 2011 was $12.0 billion, $11.8 billion and $10.7 billion, respectively.

Fixed Assets less accumulated depreciation by geographic area are as follows:

(Stated in millions)

	2013	2012	2011
North America	**$ 4,858**	$ 4,868	$ 4,230
Latin America	**1,889**	1,788	1,472
Europe/CIS/Africa	**3,452**	3,414	3,341
Middle East & Asia	**2,991**	2,908	2,233
Unallocated (1)	**1,906**	1,802	1,717
	$15,096	$14,780	$12,993

(1) Represents seismic vessels, including the related on-board equipment, which frequently transition between geographic areas.

18. Pension and Other Benefit Plans

Pension Plans

Schlumberger sponsors several defined benefit pension plans that cover substantially all US employees hired prior to October 1, 2004. The benefits are based on years of service and compensation, on a career-average pay basis.

In addition to the United States defined benefit pension plans, Schlumberger sponsors several other international defined benefit pension plans. The most significant of these international plans are the International Staff Pension Plan and the UK pension plan (collectively, the "International plans"). The International Staff Pension Plan covers certain international employees and is based on years of service and compensation on a career-average pay basis. The UK plan covers employees hired prior to April 1, 1999, and is based on years of service and compensation, on a final salary basis.

The weighted-average assumed discount rate, compensation increases and the expected long-term rate of return on plan assets used to determine the net pension cost for the US and International plans were as follows:

	US			International		
	2013	2012	2011	**2013**	2012	2011
Discount rate	**4.25%**	5.00%	5.50%	**4.38%**	4.95%	5.47%
Compensation increases	**4.00%**	4.00%	4.00%	**4.83%**	4.91%	4.91%
Return on plan assets	**7.50%**	7.50%	7.50%	**7.50%**	7.50%	7.50%

Net pension cost for 2013, 2012 and 2011 included the following components:

(Stated in millions)

	US			International		
	2013	2012	2011	**2013**	2012	2011
Service cost – benefits earned during the period	**$ 80**	$ 68	$ 59	**$ 127**	$ 86	$ 64
Interest cost on projected benefit obligation	**150**	152	150	**253**	241	226
Expected return on plan assets	**(200)**	(185)	(170)	**(384)**	(328)	(279)
Amortization of net loss	**122**	95	89	**155**	76	31
Amortization of prior service cost	**12**	12	12	**117**	120	120
	$ 164	$ 142	$ 140	**$ 268**	$ 195	$ 162

The weighted-average assumed discount rate and compensation increases used to determine the projected benefit obligations for the US and International plans were as follows:

	US		International	
	2013	2012	**2013**	2012
Discount rate	**4.85%**	4.25%	**4.76%**	4.38%
Compensation increases	**4.00%**	4.00%	**4.80%**	4.83%

The changes in the projected benefit obligation, plan assets and funded status of the plans were as follows:

(Stated in millions)

	US		International	
	2013	2012	**2013**	2012
Change in Projected Benefit Obligations				
Projected benefit obligation at beginning of year	**$3,558**	$3,073	**$5,798**	$4,666
Service cost	**80**	68	**127**	86
Interest cost	**150**	152	**253**	241
Contributions by plan participants	**–**	–	**104**	97
Actuarial (gains) losses	**(232)**	399	**(168)**	786
Currency effect	**–**	–	**30**	62
Benefits paid	**(138)**	(134)	**(163)**	(140)
Projected benefit obligation at end of year	**$3,418**	$3,558	**$5,981**	$5,798
Change in Plan Assets				
Plan assets at fair value at beginning of year	**$2,910**	$2,655	**$5,120**	$4,097
Actual return on plan assets	**356**	336	**836**	490
Currency effect	**–**	–	**35**	62
Company contributions	**141**	53	**314**	514
Contributions by plan participants	**–**	–	**104**	97
Benefits paid	**(138)**	(134)	**(163)**	(140)
Plan assets at fair value at end of year	**$3,269**	$2,910	**$6,246**	$5,120
(Unfunded Liability) / Asset	**$ (149)**	$ (648)	**$ 265**	$ (678)
Amounts Recognized in Balance Sheet				
Postretirement Benefits	**$ (149)**	$ (648)	**$ (5)**	$ (687)
Other Assets	**–**	–	**270**	9
	$ (149)	$ (648)	**$ 265**	$ (678)
Amounts Recognized in Accumulated Other Comprehensive Loss				
Actuarial losses	**$ 687**	$1,197	**$ 882**	$1,234
Prior service cost	**78**	90	**418**	598
	$ 765	$1,287	**$1,300**	$1,832
Accumulated benefit obligation	**$3,158**	$3,262	**$5,593**	$5,401

The unfunded liability represents the difference between the plan assets and the projected benefit obligation ("PBO"). The PBO represents the actuarial present value of benefits based on employee service and compensation and includes an assumption about future compensation levels. The accumulated benefit obligation represents the actuarial present value of benefits based on employee service and compensation, but does not include an assumption about future compensation levels.

The weighted-average allocation of plan assets and the target allocations by asset category are as follows:

	US			International		
	Target	2013	2012	Target	2013	2012
Equity securities	45 – 55%	50%	47%	50 – 70%	60%	56%
Debt securities	33 – 45	40	42	25 – 40	31	35
Cash and cash equivalents	0 – 3	2	2	0 – 3	3	3
Alternative investments	0 – 10	8	9	0 – 20	6	6
	100%	100%	100%	100%	100%	100%

Schlumberger's investment policy includes guidelines and procedures designed to ensure that assets are prudently invested in order to meet the future benefit obligation of the pension plans. The policy does not permit the direct investment of plan assets in any Schlumberger security. Schlumberger's investment horizon is long-term and, accordingly, the target asset allocations encompass a strategic, long-term perspective of capital markets, expected risk and return behavior, and perceived future economic conditions. The target asset allocations are reviewed periodically. Schlumberger may utilize certain derivative instruments, such as options, futures, swaps and forwards, within the plans to manage risks, as a substitute for physical securities or to obtain exposure to different markets.

Asset performance is monitored frequently with an overall expectation that plan assets will meet or exceed the weighted index of its target asset allocation and component benchmark over rolling five-year periods.

The expected long-term rate of return on assets assumptions reflect the average rate of earnings expected on funds invested or to be invested. The assumptions have been determined based on expectations regarding future rates of return for the portfolio considering the asset allocation and related historical rates of return. The appropriateness of the assumptions is reviewed annually.

The fair value of Schlumberger's pension plan assets at December 31, 2013 and 2012, by asset category, is presented below and was determined based on valuation techniques categorized as follows:

- Level One: The use of quoted prices in active markets for identical instruments.
- Level Two: The use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or other inputs that are observable in the market or can be corroborated by observable market data.
- Level Three: The use of significant unobservable inputs that typically require the use of management's estimates of assumptions that market participants would use in pricing.

(Stated in millions)

	US Plan Assets							
	2013				2012			
	Total	Level One	Level Two	Level Three	Total	Level One	Level Two	Level Three
Asset Category:								
Cash and Cash Equivalents	$ 77	$ 24	$ 53	$ –	$ 56	$ 5	$ 51	$ –
Equity Securities:								
US [(a)]	1,068	625	443		868	502	366	
International [(b)]	572	454	118		513	406	107	
Debt Securities:								
Corporate bonds [(c)]	548		548		495		495	
Government and government-related debt securities [(d)]	639	161	478		638	157	481	
Collateralized mortgage obligations and mortgage backed securities [(e)]	99		99		99		99	
Alternative Investments:								
Private equity [(f)]	204			204	185			185
Real estate [(g)]	62			62	56			56
Total	$3,269	$1,264	$1,739	$266	$2,910	$1,070	$1,599	$241

(Stated in millions)

	International Plan Assets							
	2013				2012			
	Total	Level One	Level Two	Level Three	Total	Level One	Level Two	Level Three
Asset Category:								
Cash and Cash Equivalents	**$ 267**	**$ 127**	**$ 140**	**$ –**	$ 168	$ 157	$ 11	$ –
Equity Securities:								
US [(a)]	**2,175**	**1,603**	**572**		1,583	1,152	431	
International [(b)]	**1,566**	**990**	**576**		1,258	765	493	
Debt Securities:								
Corporate bonds [(c)]	**576**		**576**		540		540	
Government and government-related debt securities [(d)]	**997**	**6**	**991**		976		976	
Collateralized mortgage obligations and mortgage backed securities [(e)]	**301**		**301**		289		289	
Alternative Investments:								
Private equity [(f)]	**206**			**206**	128			128
Real estate [(g)]	**60**			**60**	55			55
Other	**98**			**98**	123			123
Total	**$6,246**	**$2,726**	**$3,156**	**$364**	$5,120	$2,074	$2,740	$306

(a) US equities include companies that are well diversified by industry sector and equity style (i.e., growth and value strategies). Active and passive management strategies are employed. Investments are primarily in large capitalization stocks and, to a lesser extent, mid- and small-cap stocks.

(b) International equities are invested in companies that are traded on exchanges outside the US and are well diversified by industry sector, country and equity style. Active and passive strategies are employed. The vast majority of the investments are made in companies in developed markets with a small percentage in emerging markets.

(c) Corporate bonds consist primarily of investment grade bonds from diversified industries.

(d) Government and government-related debt securities are comprised primarily of inflation protected US treasuries and, to a lesser extent, other government-related securities.

(e) Collateralized mortgage obligations and mortgage backed-securities are debt obligations that represent claims to the cash flows from pools of mortgage loans which are purchased from banks, mortgage companies, and other originators and then assembled into pools by governmental, quasi-governmental and private entities.

(f) Private equity includes investments in several fund of funds limited partnerships.

(g) Real estate primarily includes investments in real estate limited partnerships, concentrated in commercial real estate.

Schlumberger's funding policy is to annually contribute amounts that are based upon a number of factors including the actuarial accrued liability, amounts that are deductible for income tax purposes, legal funding requirements and available cash flow. Schlumberger currently anticipates contributing approximately $500 million to its postretirement benefit plans in 2014, subject to market and business conditions.

Postretirement Benefits Other than Pensions

Schlumberger provides certain health care benefits to former US employees who have retired.

The actuarial assumptions used to determine the accumulated postretirement benefit obligation and net periodic benefit cost for the US postretirement medical plan were as follows:

	Benefit Obligation at December 31,		Net Periodic Benefit Cost for the Year		
	2013	2012	**2013**	2012	2011
Discount rate	**4.85%**	4.25%	**4.25%**	5.00%	5.50%
Return on plan assets	**–**	–	**7.00%**	7.00%	7.00%
Current medical cost trend rate	**7.50%**	7.50%	**7.50%**	8.00%	8.00%
Ultimate medical cost trend rate	**5.00%**	5.00%	**5.00%**	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	**2023**	2023	**2023**	2018	2017

The net periodic benefit cost for the US postretirement medical plan included the following components:

(Stated in millions)

	2013	2012	2011
Service cost – benefits earned during the period	**$ 48**	$ 29	$ 24
Interest cost on projected benefit obligation	**56**	58	57
Expected return on plan assets	**(37)**	(30)	(20)
Amortization of net loss	**23**	16	13
Amortization of prior service credit	**(4)**	(7)	(11)
	$ 86	$ 66	$ 63

The changes in the accumulated postretirement benefit obligation, plan assets and funded status were as follows:

(Stated in millions)

	2013	2012
Change in Accumulated Postretirement Benefit Obligation		
Benefit obligation at beginning of year	**$1,410**	$1,188
Service cost	**48**	29
Interest cost	**56**	58
Contributions by plan participants	**6**	6
Actuarial (gains) losses	**(232)**	171
Benefits paid	**(41)**	(42)
Benefit obligation at end of year	**$1,247**	$1,410
Change in Plan Assets		
Plan assets at fair value at beginning of year	**$ 576**	$ 443
Company contributions	**83**	106
Contributions by plan participants	**6**	6
Benefits paid	**(41)**	(42)
Actual return on plan assets	**107**	63
Plan assets at fair value at end of year	**$ 731**	$ 576
Unfunded Liability	**$ (516)**	$ (834)
Amounts Recognized in Accumulated Other Comprehensive Loss		
Actuarial losses	**$ 87**	$ 411
Prior service credit	**(12)**	(16)
	$ 75	$ 395

The unfunded liability is included in *Postretirement Benefits* in the *Consolidated Balance Sheet.*

The assets of the US postretirement medical plan are invested 61% in equity securities and 39% debt securities at December 31, 2013. The fair value of these assets was primarily determined based on Level Two valuation techniques.

Assumed health care cost trend rates have a significant effect on the amounts reported for the US postretirement medical plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

(Stated in millions)

	One percentage point increase	One percentage point decrease
Effect on total service and interest cost components	**$ 47**	**$ (33)**
Effect on accumulated postretirement benefit obligation	**$267**	**$(195)**

Other Information

The expected benefits to be paid under the US and International pension plans as well as the postretirement medical plan (which is disclosed net of the annual Medicare Part D subsidy, which ranges from $4 million to $9 million per year) were as follows:

(Stated in millions)

	Pension Benefits		Postretirement
	US	International	Medical Plan
2014	$ 147	$ 204	$ 46
2015	153	217	49
2016	160	236	53
2017	168	251	57
2018	177	275	61
2019-2023	1,038	1,562	376

Included in *Accumulated other comprehensive loss* at December 31, 2013 are non-cash pretax charges which have not yet been recognized in net periodic benefit cost. The estimated portion of each component of *Accumulated other comprehensive loss* which is expected to be recognized as a component of net periodic benefit cost during the year ending December 31, 2014 is as follows:

(Stated in millions)

	Pension Plans	Postretirement Medical Plan
Net actuarial losses	$153	$ 2
Prior service cost (credit)	$133	$(4)

In addition to providing defined pension benefits and a postretirement medical plan, Schlumberger and its subsidiaries have other deferred benefit programs, primarily profit sharing and defined contribution pension plans. Expenses for these programs were $671 million, $620 million and $582 million in 2013, 2012 and 2011, respectively.

19. Supplementary Information

Cash paid for interest and income taxes was as follows:

(Stated in millions)

	2013	2012	2011
Interest	**$ 369**	$ 313	$ 294
Income taxes	**$1,729**	$1,736	$1,836

Interest and other income includes the following:

(Stated in millions)

	2013	2012	2011
Interest income	**$ 33**	$ 30	$ 40
Equity in net earnings of affiliated companies	**132**	142	90
	$ 165	$ 172	$ 130

Allowance for doubtful accounts is as follows:

(Stated in millions)

	2013	2012	2011
Balance at beginning of year	**$ 202**	$ 177	$ 185
Provision	**205**	37	37
Amounts written off	**(23)**	(10)	(45)
Divestiture of business	**–**	(2)	–
Balance at end of year	**$ 384**	$ 202	$ 177

Accounts payable and accrued liabilities are summarized as follows:

(Stated in millions)

	2013	2012
Payroll, vacation and employee benefits	**$1,910**	$1,825
Trade	**4,155**	3,550
Other	**2,772**	3,078
	$8,837	$8,453

20. Discontinued Operations

During the second quarter of 2013, Schlumberger completed the wind down of its operations in Iran and, therefore, has classified the historical results of this business as a discontinued operation.

During the second quarter of 2012, Schlumberger sold its Wilson distribution business to National Oilwell Varco Inc. ("NOV") for $906 million in cash, resulting in a pretax gain of $137 million ($16 million after-tax). During the third quarter of 2012, Schlumberger completed the sale of its 56% interest in CE Franklin Ltd. to NOV for $122 million in cash, resulting in a pretax gain of $30 million ($12 million after-tax). As Wilson and CE Franklin comprised Schlumberger's entire Distribution segment, the results of this entire segment have been classified as discontinued operations in the *Consolidated Statement of Income*.

During the second quarter of 2011, Schlumberger completed the divestiture of its Global Connectivity Services business for $385 million in cash. An after-tax gain of $220 million was recognized in connection with this transaction, and is classified in *Income (loss) from discontinued operations* in the *Consolidated Statement of Income*. The historical results of this business were not significant to Schlumberger's consolidated financial statements and, as such, have not been reclassified to discontinued operations.

The following table summarizes the results of these discontinued operations:

(Stated in millions)

	2013	2012	2011
Revenue	**$102**	$1,399	$2,961
Income (loss) before taxes	**$(63)**	$ 274	$ 320
Tax expense	**(6)**	(37)	(53)
Net income attributable to noncontrolling interests	**–**	(5)	(6)
Gain on divestitures, net of tax	**–**	28	220
Income (loss) from discontinued operations	**$(69)**	$ 260	$ 481

Management's Report on Internal Control Over Financial Reporting

Schlumberger management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) of the Securities Exchange Act of 1934, as amended. Schlumberger's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Schlumberger management assessed the effectiveness of its internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on this assessment Schlumberger's management has concluded that, as of December 31, 2013, its internal control over financial reporting is effective based on those criteria.

The effectiveness of Schlumberger's internal control over financial reporting as of December 31, 2013, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Schlumberger Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Schlumberger Limited and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Houston, Texas
January 31, 2014

Quarterly Results

(Unaudited)

The following table summarizes Schlumberger's results by quarter for the years ended December 31, 2013 and 2012.

(Stated in millions except per share amounts)

	Revenue	Gross Margin [1], [2]	Net Income attributable to Schlumberger [2]	Earnings per share of Schlumberger [2] Basic	Earnings per share of Schlumberger [2] Diluted
Quarters-2013					
First [3]	**$10,570**	**$2,163**	**$1,259**	**$0.95**	**$0.94**
Second [4]	**11,182**	**2,471**	**2,095**	**1.58**	**1.57**
Third	**11,608**	**2,680**	**1,715**	**1.30**	**1.29**
Fourth [5]	**11,906**	**2,623**	**1,664**	**1.27**	**1.26**
	$45,266	**$9,935**	**$6,732**	**$5.09**	**$5.05**
Quarters-2012					
First [6]	$ 9,809	$ 2,044	$ 1,301	$ 0.98	$ 0.97
Second [7]	10,341	2,221	1,403	1.05	1.05
Third [8]	10,498	2,260	1,424	1.07	1.07
Fourth [9]	11,083	2,321	1,362	1.03	1.02
	$ 41,731	$ 8,846	$ 5,490	$ 4.13	$ 4.10

(1) Gross margin equals *Revenue* less *Cost of revenue*.
(2) Amounts may not add due to rounding.
(3) Net income in the first quarter of 2013 includes after-tax charges of $92 million.
(4) Net income in the second quarter of 2013 includes after-tax credits of $683 million.
(5) Net income in the fourth quarter of 2013 includes after-tax charges of $122 million.
(6) Net income in the first quarter of 2012 includes after-tax charges of $13 million.
(7) Net income in the second quarter of 2012 includes after-tax charges of $21 million.
(8) Net income in the third quarter of 2012 includes after-tax charges of $28 million.
(9) Net income in the fourth quarter of 2012 includes after-tax charges of $77 million.

* Mark of Schlumberger

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Schlumberger has carried out an evaluation under the supervision and with the participation of Schlumberger's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), of the effectiveness of Schlumberger's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the period covered by this report. Based on this evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, Schlumberger's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that Schlumberger files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Schlumberger's disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to its management, including the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosure. There has been no change in Schlumberger's internal control over financial reporting that occurred during the fourth quarter of 2013 that has materially affected, or is reasonably likely to materially affect, Schlumberger's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance of Schlumberger.

See "Item 1. Business – Executive Officers of Schlumberger" of this Report for Item 10 information regarding executive officers of Schlumberger. The information under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance – Director Nominations" and "Corporate Governance – Board Committees – Audit Committee" in Schlumberger's 2014 Proxy Statement is incorporated herein by reference.

Schlumberger has a Code of Conduct that applies to all of its directors, officers and employees, including its principal executive, financial and accounting officers, or persons performing similar functions. Schlumberger's Code of Conduct is posted on its website at http://www.slb.com/about/codeofconduct.aspx. Schlumberger intends to disclose future amendments to the Code of Conduct and any grant of a waiver from a provision of the Code of Conduct requiring disclosure under applicable SEC rules at http://www.slb.com/about/codeofconduct.aspx.

Item 11. Executive Compensation.

The information set forth under the captions "Compensation Discussion and Analysis," "Executive Compensation Tables and Accompanying Narrative," "Compensation Committee Report" and "Director Compensation in Fiscal Year 2013" in Schlumberger's 2014 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information under the captions "Stock Ownership Information – Security Ownership by Certain Beneficial Owners," "Stock Ownership Information – Security Ownership by Management" and "Equity Compensation Plan Information" in Schlumberger's 2014 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information under the captions "Corporate Governance – Board Independence" and "Corporate Governance – Policies and Procedures for Approval of Related Person Transactions" in Schlumberger's 2014 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information under the caption "Appointment of Independent Registered Public Accounting Firm" in Schlumberger's 2014 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Report:

	Page(s)
(1) Financial Statements	
Consolidated Statement of Income for the three years ended December 31, 2013	32
Consolidated Statement of Comprehensive Income for the three years ended December 31, 2013	33
Consolidated Balance Sheet at December 31, 2013 and 2012	34
Consolidated Statement of Cash Flows for the three years ended December 31, 2013	35
Consolidated Statement of Stockholders' Equity for the three years ended December 31, 2013	36 and 37
Notes to Consolidated Financial Statements	38 to 62
Report of Independent Registered Public Accounting Firm	64
Quarterly Results (Unaudited)	65

Financial statements of companies accounted for under the equity method and unconsolidated subsidiaries have been omitted because they do not meet the materiality tests for assets or income.

(2) Financial Statement Schedules not required

(3) Exhibits: the exhibits listed in the accompanying "Index to Exhibits" are filed or incorporated by reference as part of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2014

SCHLUMBERGER LIMITED

By: /s/ HOWARD GUILD
Howard Guild
Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title
* Paal Kibsgaard	Director and Chief Executive Officer (Principal Executive Officer)
/s/ SIMON AYAT Simon Ayat	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ HOWARD GUILD Howard Guild	Chief Accounting Officer (Principal Accounting Officer)
* Peter L.S. Currie	Director
* Tony Isaac	Chairman
* K.V. Kamath	Director
* Nikolay Kudryavtsev	Director
* Adrian Lajous	Director
* Michael E. Marks	Director
* Lubna S. Olayan	Director
* Leo Rafael Reif	Director
* Tore Sandvold	Director
* Henri Seydoux	Director
/s/ ALEXANDER C. JUDEN *By Alexander C. Juden Attorney-in-Fact	January 31, 2014

INDEX TO EXHIBITS

	Exhibit
Articles of Incorporation of Schlumberger Limited (Schlumberger N.V.), as last amended on April 6, 2011 (incorporated by reference to Exhibit 3 to Schlumberger's Current Report on Form 8-K filed on April 7, 2011)	3.1
Amended and Restated By-Laws of Schlumberger Limited (Schlumberger N.V.), as last amended on July 19, 2012 (incorporated by reference to Exhibit 3.1 to Schlumberger's Current Report on Form 8-K filed on July 20, 2012)	3.2
Indenture dated as of December 3, 2013, by and among Schlumberger Investment SA, as issuer, Schlumberger Limited, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Schlumberger's Current Report on Form 8-K filed on December 3, 2013)	4.1
First Supplemental Indenture dated as of December 3, 2013, by and among Schlumberger Investment SA, as issuer, Schlumberger Limited, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee (including form of global notes representing 3.650% Senior Notes due 2023) (incorporated by reference to Exhibit 4.2 to Schlumberger's Current Report on Form 8-K filed on December 3, 2013)	4.2
Schlumberger 1994 Stock Option Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.1 to Schlumberger's Annual Report on Form 10-K for the year ended December 31, 2008) (+)	10.1
Fifth Amendment to Schlumberger 1994 Stock Option Plan (incorporated by reference to Exhibit 10.3 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013) (+)	10.2
Schlumberger Limited Supplementary Benefit Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.2 to Schlumberger's Annual Report on Form 10-K for the year ended December 31, 2008) (+)	10.3
Schlumberger Limited Restoration Savings Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.3 to Schlumberger's Annual Report on Form 10-K for the year ended December 31, 2008) (+)	10.4
First Amendment to Schlumberger Limited Restoration Savings Plan (incorporated by reference to Exhibit 10.3 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013) (+)	10.5
Schlumberger 1998 Stock Option Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.4 to Schlumberger's Annual Report on Form 10-K for the year ended December 31, 2008) (+)	10.6
Third Amendment to Schlumberger 1998 Stock Option Plan (incorporated by reference to Exhibit 10.4 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013) (+)	10.7
Schlumberger 2001 Stock Option Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.5 to Schlumberger's Annual Report on Form 10-K for the year ended December 31, 2008) (+)	10.8
Second Amendment to Schlumberger 2001 Stock Option Plan (incorporated by reference to Exhibit 10.5 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013) (+)	10.9
Schlumberger Limited 2004 Stock and Deferral Plan for Non-Employee Directors, amended and restated effective January 19, 2012 (incorporated by reference to Exhibit 10 to Schlumberger's Current Report on Form 8-K filed on April 11, 2012.) (+)	10.10
Schlumberger 2005 Stock Incentive Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.6 to Schlumberger's Annual Report on Form 10-K for the year ended December 31, 2008) (+)	10.11

	Exhibit
Third Amendment to Schlumberger 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013) (+)	10.12
Schlumberger 2008 Stock Incentive Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.8 to Schlumberger's Annual Report on Form 10-K for the year ended December 31, 2008) (+)	10.13
Second Amendment to Schlumberger 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013) (+)	10.14
Schlumberger 2010 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Schlumberger's Current Report on Form 8-K filed on April 9, 2010) (+)	10.15
First Amendment to Schlumberger 2010 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013) (+)	10.16
Form of 2013 One Year Performance Share Unit Award Agreement under Schlumberger 2010 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013) (+)	10.17
Form of 2013 Two Year Performance Share Unit Award Agreement under Schlumberger 2010 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013) (+)	10.18
Form of 2013 Three Year Performance Share Unit Award Agreement under Schlumberger 2010 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013) (+)	10.19
French Sub-Plan of Schlumberger 2010 Omnibus Stock Incentive Plan for Employees in France (incorporated by reference to Exhibit 10.7 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013) (+)	10.20
Form of Option Agreement (Employees in France), Incentive Stock Option, under Schlumberger 2010 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013) (+)	10.21
Form of Option Agreement (Employees in France), Non-Qualified Stock Option, under Schlumberger 2010 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.11 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013) (+)	10.22
Form of Restricted Stock Unit Award Agreement (Employees in France) under Schlumberger 2010 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.12 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013) (+)	10.23
Form of 2013 One Year Performance Share Unit Award Agreement (Employees in France) under Schlumberger 2010 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013) (+)	10.24
Schlumberger 2013 Omnibus Stock Incentive Plan (incorporated by reference to Appendix A to Schlumberger's Definitive Proxy Statement on Schedule 14A filed on March 1, 2013) (+)	10.25
First Amendment to Schlumberger 2013 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013) (+)	10.26
Schlumberger Discounted Stock Purchase Plan, as amended and restated effective as of January 1, 2013 (incorporated by reference to Appendix B to Schlumberger's Definitive Proxy Statement on Schedule 14A filed on March 1, 2013) (+)	10.27
Form of Option Agreement, Capped Incentive Stock Option (incorporated by reference to Exhibit 10.1 to Schlumberger's Current Report on Form 8-K filed on January 19, 2006) (+)	10.28

	Exhibit
Form of Option Agreement, Capped Non-Qualified Stock Option (incorporated by reference to Exhibit 10.2 to Schlumberger's Current Report on Form 8-K filed on January 19, 2006) (+)	10.29
Form of Option Agreement, Uncapped Incentive Stock Option (for 2001, 2005 and 2008 stock plans) (incorporated by reference to Exhibit 10.11 to Schlumberger's Annual Report on Form 10-K for the year ended December 31, 2009) (+)	10.30
Form of Option Agreement, Uncapped Non-Qualified Stock Option (for 2001, 2005 and 2008 stock plans) (incorporated by reference to Exhibit 10.12 to Schlumberger's Annual Report on Form 10-K for the year ended December 31, 2009) (+)	10.31
Form of Smith International, Inc. 2010 Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.3 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010) (+)	10.32
Employment Agreement dated March 9, 2010 and effective as of February 9, 2010, between Schlumberger Limited and Chakib Sbiti (incorporated by reference to Exhibit 10.3 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010) (+)	10.33
Employment Agreement dated June 11, 2013 and effective as of July 1, 2013, between Schlumberger Limited and Satish Pai (incorporated by reference to Exhibit 10.1 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013) (+)	10.34
Employment Agreement dated February 19, 2013 and effective as of March 1, 2013, between Schlumberger Limited and Kjell-Erik Oestdahl (incorporated by reference to Exhibit 10.2 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013) (+)	10.35
Form of Indemnification Agreement (incorporated by reference to Exhibit 10 to Schlumberger's Current Report on Form 8-K filed on October 21, 2013)	10.36
Subsidiaries (*)	21
Consent of Independent Registered Public Accounting Firm (*)	23
Powers of Attorney (*)	24
Certification of Chief Executive Officer pursuant to Rule 13a-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)	31.1
Certification of Chief Financial Officer pursuant to Rule 13a-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)	31.2
Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)	32.1
Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)	32.2
Mine Safety Disclosure (*)	95
The following materials from Schlumberger Limited's Annual Report on Form 10-K for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statement of Income, (ii) Consolidated Statement of Comprehensive Income, (iii) Consolidated Balance Sheet, (iv) Consolidated Statement of Cash Flows, (v) Consolidated Statement of Equity and (vi) Notes to Consolidated Financial Statements. (*)	101

(*) Exhibits electronically filed with this Form 10-K. All other exhibits incorporated by reference.

(+) Management contracts or compensatory plans or arrangements.

Exhibit 21

Significant Subsidiaries

Listed below are the significant subsidiaries of the Registrant as of December 31, 2013, and the states or jurisdictions in which they are incorporated or organized. The indentation reflects the principal parenting of each subsidiary. The names of other subsidiaries have been omitted from the list below, since they would not constitute, in the aggregate, a significant subsidiary as of December 31, 2013.

Schlumberger Antilles N.V., Curacao

Schlumberger B.V., Netherlands
- Schlumberger Canada Limited, Canada
- Schlumberger SA, France
  - Services Petroliers Schlumberger, France
- Schlumberger Norge AS, Norway
- Schlumberger Holdings Corporation, Delaware
  - Schlumberger Technology Corporation, Texas
  - Smith International Inc, Delaware
- Schlumberger UK Limited, UK
  - M-I Holdings (UK) Limited, UK
  - Schlumberger Plc, UK
    - Schlumberger Oilfield UK Plc, UK
- M-I Holdings BV, Netherlands

Schlumberger Oilfield Holdings Limited, BVI
- Schlumberger Holdings Limited, BVI
  - Dowell Schlumberger Corporation, BVI
  - Schlumberger Logelco, Inc., Panama
  - Schlumberger Middle East SA., Panama
  - Schlumberger Offshore Services Limited, BVI
  - Schlumberger Overseas, SA, Panama
  - Schlumberger Seaco, Inc., Panama
  - Schlumberger Surenco, SA, Panama
- WesternGeco Seismic Holdings Limited, BVI

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-104225; 333-115277; 333-124534; 333-151920; 333-173055, as amended by post-effective amendment on Form S-8; 333-188589; and 333-188590); on Form S-3 (Nos. 333-190822 and 333-173368); and on Form S-4 (Nos. 333-97899 and 333-166326, as amended by post-effective amendment on Form S-8) of Schlumberger Limited of our report dated January 31, 2014 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Houston, Texas
January 31, 2014

Exhibit 24

Powers of Attorney

Each of the undersigned, in the capacity or capacities set forth below his or her signature as a member of the Board of Directors and/or an officer of Schlumberger Limited, a Curaçao corporation ("the Corporation"), hereby appoints Simon Ayat, Howard Guild and Alexander C. Juden, or either of them, the attorney or attorneys of the undersigned, with full power of substitution and revocation, for and in the name, place and stead of the undersigned to execute and file with the Securities and Exchange Commission the Annual Report on Form 10-K under the Securities Exchange Act of 1934 (the "Exchange Act") for the fiscal year ending December 31, 2013, and any amendment or amendments to any such Annual Report on Form 10-K, and any agreements, consents or waivers relative thereto, and to take any and all such other action for and in the name and place and stead of the undersigned as may be necessary or desirable in order to comply with the Exchange Act or the rules and regulations thereunder.

/s/ Peter L.S. Currie

Peter L.S. Currie
Director

/s/ Tony Isaac

Tony Isaac
Chairman of the Board

/s/ K.Vaman Kamath

K.Vaman Kamath
Director

/s/ Paal Kibsgaard

Paal Kibsgaard
Director and Chief Executive Officer

/s/ Nikolay Kudryavtsev

Nikolay Kudryavtsev
Director

/s/ Adrian Lajous

Adrian Lajous
Director

/s/ Michael E. Marks

Michael E. Marks
Director

/s/ Lubna S. Olayan

Lubna S. Olayan
Director

/s/ Leo Rafael Reif

Leo Rafael Reif
Director

/s/ Tore Sandvold

Tore Sandvold
Director

/s/ Henri Seydoux

Henri Seydoux
Director

Date: January 16, 2014

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Paal Kibsgaard, certify that:

1. I have reviewed this Annual Report on Form 10-K of Schlumberger Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 31, 2014

/s/ Paal Kibsgaard

Paal Kibsgaard
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Simon Ayat, certify that:

1. I have reviewed this Annual Report on Form 10-K of Schlumberger Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 31, 2014

/s/ Simon Ayat
Simon Ayat
Executive Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Schlumberger N.V. (Schlumberger Limited) (the "Company") for the year ended December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paal Kibsgaard, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: January 31, 2014

/s/ Paal Kibsgaard

Paal Kibsgaard
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Schlumberger Limited and will be retained by Schlumberger Limited and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Exchange Act.

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Schlumberger N.V. (Schlumberger Limited) (the "Company") for the year ended December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Simon Ayat, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: January 31, 2014

/s/ Simon Ayat
Simon Ayat
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Schlumberger Limited and will be retained by Schlumberger Limited and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Exchange Act.

Exhibit 95

Mine Safety Disclosure

The following disclosure is provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977.

The table that follows reflects citations, orders, violations and proposed assessments issued by the Mine Safety and Health Administration (the "MSHA") to M-I LLC, an indirect wholly-owned subsidiary of Schlumberger. The disclosure is with respect to the full year ended December 31, 2013. Due to timing and other factors, the data may not agree with the mine data retrieval system maintained by the MSHA at www.MSHA.gov.

Full Year 2013

Mine or Operating Name/MSHA Identification Number	Section 104 S&S Citations	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	Proposed MSHA Assessments(1)	Mining Related Fatalities	Received Notice of Pattern of Violations Under Section 104(e) (yes/no)	Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no)	Legal Actions Pending as of Last Day of Period	Legal Actions Initiated During Period	Legal Actions Resolved During Period
Amelia Barite Plant/1600825	0	0	0	0	0	$ 400	0	N	N	0	0	0
Battle Mountain Grinding Plant/2600828	1	0	0	0	0	$ 0*	0	N	N	0	0	3
Galveston GBT Barite Grinding Plant/4104675	0	0	0	0	0	$ 200	0	N	N	0	0	0
Greybull Milling Operation/ 4800602	2	0	0	0	0	$3,500	0	N	N	0	0	0
Greybull Mining Operation/ 4800603	0	0	0	0	0	$ 0	0	N	N	0	0	0
Greystone Mine/2600411	0	0	0	0	0	$2,100*	0	N	N	0	0	0
MI SWACO-Alpine/4104829	1	0	0	0	0	$ 317	0	N	N	0	0	0
MI SWACO-Brownsville Grinding Plant/4103033	1	0	0	0	0	$ 749	0	N	N	0	0	0

(1) Amounts included are the total dollar value of proposed assessments received from MSHA on or before December 31, 2013, regardless of whether the assessment has been challenged or appealed, for citations and orders occurring during the full year 2013. Citations and orders can be contested and appealed, and as part of that process, are sometimes reduced in severity and amount, and sometimes dismissed. The number of citations, orders, and proposed assessments vary by inspector and also vary depending on the size and type of the operation.

* As of December 31, 2013, MSHA had not yet proposed assessments for some citations relating to this entry, as follows: 14 Section 104(a) citations at Battle Mountain Grinding Plant and seven Section 104(a) citations at Greystone Mine.

Board of Directors

Peter L.S. Currie [1]
President, Currie Capital LLC
Palo Alto, California

Tony Isaac [2,4]
Non-Executive Chairman
of the Board
Schlumberger

K. Vaman Kamath [1,3]
Non-Executive Chairman
of the Board
ICICI Bank Limited
Mumbai, India

Paal Kibsgaard
Chief Executive Officer
Schlumberger

Nikolay Kudryavtsev [1,5]
Rector
Moscow Institute of Physics and Technology
Moscow, Russia

Adrian Lajous [1,2,4]
Former Senior Energy Advisor
McKinsey & Company
Houston, Texas
President, Petrométrica
Mexico City, Mexico

Michael E. Marks [2,4]
Managing Partner
Riverwood Capital, LLC
Palo Alto, California

Lubna S. Olayan [2,3]
Chief Executive Officer
Olayan Financing Company
Saudi Arabia

Leo Rafael Reif [4,5]
President
Massachusetts Institute of Technology
Cambridge, Massachusetts

Tore I. Sandvold [3,4]
Executive Chairman
Sandvold Energy AS
Oslo, Norway

Henri Seydoux [3,5]
Chairman and Chief Executive Officer
Parrot S.A.
Paris, France

[1] Member, Audit Committee
[2] Member, Compensation Committee
[3] Member, Finance Committee
[4] Member, Nominating and Governance Committee
[5] Member, Science and Technology Committee

Corporate Officers

Paal Kibsgaard
Chief Executive Officer

Simon Ayat
Executive Vice President and Chief Financial Officer

Alexander C. Juden
Secretary and General Counsel

Ashok Belani
Executive Vice President Technology

Jean-François Poupeau
Executive Vice President Corporate Development and Communications

Patrick Schorn
President, Operations and Integration

Aaron Gatt Floridia
President, Reservoir Characterization Group

Khaled Al Mogharbel
President, Drilling Group

Sherif Foda
President, Production Group

Imran Kizilbash
Vice President – Treasurer

Stephane Biguet
Vice President – Controller

Stephanie Cox
Vice President Human Resources

Mark Danton
Vice President – Director of Taxes

Simon Farrant
Vice President Investor Relations

Howard Guild
Chief Accounting Officer

Saul Laureles
Assistant Secretary

Eileen Hardell
Assistant Secretary

Corporate Information

Stockholder Information
Schlumberger common stock is listed on the New York Stock Exchange, trading symbol SLB, and on the Euronext Paris, London, and the SIX Swiss Stock Exchanges.

For quarterly earnings, dividend announcements, and other information, call 1-800-997-5299 from the US and Canada and 1-813-774-5043 for callers outside North America or visit www.slb.com/ir and sign up to receive e-mail alerts.

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Company, N.A.
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1-877-785-9341 or 1-781-575-2707

General stockholder information Is available on the Computershare Web site at www.computershare.com

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Form 10-K
The Schlumberger 2013 annual report on Form 10-K filed with the Securities and Exchange Commission is available without charge. To obtain a copy, call 1-800-997-5299 from North America and 1-813-774-5043 outside North America. Alternatively, you can view all of our SEC filings online at www.slb.com/ir or write to the Vice President Investor Relations, Schlumberger Limited, 5599 San Felipe, 17th Floor, Houston, Texas 77056.

Duplicate Mailings
When a stockholder owns shares in more than one account, or when stockholders live at the same address, duplicate mailings may result. If you receive duplicate reports, you can help eliminate the added expense by requesting that only one copy be sent. To eliminate duplicate mailings, contact Computershare Trust Company, N.A., Stock Transfer Agent and Registrar.

World Wide Web
For information on Schlumberger technology, services, and solutions visit www.slb.com. For more information on career and job opportunities at Schlumberger, visit www.careers.slb.com.

Nonprofit Community Development Programs
Schlumberger supports and encourages a range of community development programs—both global and local—which are often initiated and implemented by employees. We have chosen to focus on education and social development. To learn more about these programs, please visit www.seed.slb.com and www.foundation.slb.com

Carbon Emission Reporting
Schlumberger has participated in the Carbon Disclosure Project since 2005. In 2012, third-party auditing of the company's emissions accounting began. Over time, the company's disclosure score has risen with improvements in data capture and quality. Schlumberger ranked in the CDP Leadership Index in 2012.

Two of the largest contributors to total Schlumberger emissions are WesternGeco marine vessels and Well Services vehicles. Strategies to reduce fuel consumption and limit emissions for both of these are in place and include a Marine Energy Management Plan and the use of natural gas as an alternative fuel to power Well Services equipment.

The company's overall emissions performance remains limited by the challenges of finding and adopting global alternatives to diesel-fueled vehicles. Schlumberger does, however, promote new technologies in its oilfield services that reduce road trips as a mitigation measure.

The rigor now present in emission reporting and audit has led to restatement of carbon emissions per employee and the addition of total Scope 1 carbon emissions for 2010 through 2012. Figures can be found inside the front cover of this report.

Photography by John Amedick (page 3), Ken Childress (front cover, pages 6, 7, 10, 12, 15, 16), Vincent Colin (page 14), Rossitsa Israel (pages 4–5, 8, 9), and Schlumberger archives (page 3 lower and page 11).

2013 Annual Report

Schlumberger Limited



Schlumberger

Profile

Schlumberger is the world's leading supplier of technology, integrated project management, and information solutions to the international oil and gas exploration and production industry. The company employs 123,000 people of over 140 nationalities working in approximately 85 countries. Schlumberger supplies a wide range of products and services, from seismic acquisition and processing; drill bits and drilling fluids; directional drilling and drilling services; formation evaluation and well testing; to well cementing and stimulation; artificial lift, well completions and well intervention; and consulting, software, and information management.

Throughout this report you will see QR Codes similar to the one to the left. Scan the codes with your mobile device to view the multimedia version of this report.

Financial Performance

(Stated in millions, except per-share amounts)

Year ended December 31	2013	2012	2011
Revenue	$ 45,266	$ 41,731	$ 36,579
Income from continuing operations	$ 6,801	$ 5,230	$ 4,516
Diluted earnings-per-share from continuing operations	$ 5.10	$ 3.91	$ 3.32
Cash dividends per share	$ 1.25	$ 1.10	$ 1.00
Net debt	$ 4,443	$ 5,111	$ 4,850

Safety and Environmental Performance

Combined Lost Time Injury Frequency (CLTIF)—Industry Recognized (OGP)[†]	1.2	1.3	1.4
Auto Accident Rate mile (AARm)—Industry Recognized[†]	0.24	0.36	0.39
Tonnes of CO_2 per employee per year	15	17	15
Total Scope 1 CO_2 emissions (million tons)	1.8	2.0	1.7

† Safety performance figures for 2011 do not include data from Smith International and Geoservices.

In This Report

Inside Front Cover Financial Performance
Safety and Environmental Performance

Page 1 Letter to Shareholders

Page 3 Performed by Schlumberger

Page 4 Making the Whole Greater than the Sum of the Parts

Page 17 Annual Report on Form 10-K

Inside Back Cover Directors and Officers
Corporate Information

Front Cover

Field Test Coordinator Jonathan Leonard and Senior Mechanical Technician Stacy Johnson handle a Saturn 3D radial probe on a test rig in Sugar Land, Texas, USA. Saturn radial probe technology is the latest innovation over the 50-year history of Schlumberger Wireline formation testing services.*

Letter to Shareholders

Schlumberger revenue in 2013 climbed to a record $45.3 billion, up 8%, and growing for the fourth consecutive year. International revenue grew by $3.2 billion, or 11%, on higher exploration and development activity—both offshore and in key land markets. In North America, we demonstrated continued resilience in the challenging land market by growing the business by close to $400 million, or 3%, aided by our strong position in the offshore market—particularly in the US Gulf of Mexico.

Yearly growth in global oil demand has been stabilizing at close to one million barrels per day for the past three years. This has been driven by the emerging economies, noticeably in Asia and in the Middle East, while consumption in the OECD countries has leveled after declining for three consecutive years as a result of energy efficiency gains. In terms of supply, markets are well balanced, with North America benefiting from the activity-intensive development of tight oil resources that almost single-handedly drove the increase in global crude oil production in 2013. Output from other areas, both OPEC and non-OPEC, remained stable. In terms of price, geopolitical and security tensions in the Middle East and major outages in Libya supported oil prices with spot Brent averaging $109/bbl in 2013, only slightly below the $112/bbl of 2012.

International gas markets remained tight during the year, driven by strong demand growth in Japan and emerging economies in Asia. Relatively limited additional LNG and interregional pipeline capacity contributed to support prices at oil parity in the Asian spot markets and at levels corresponding to the long-term price formulas in Europe. In North America, after having reached a 10-year low in 2012, natural gas spot prices rallied by 35% in 2013 from a progressive rebalancing of supply and demand as well as from relatively cold temperatures in the final months of the year. Steady production levels—particularly from the continuing development of the Marcellus Shale gas play—together with strong competition with coal in the power sector prevented prices from rising further.

Against this background, the strength of our international performance during the year was led by the Middle East & Asia Area, which grew by 23% from an expanding portfolio of projects and activities in key land markets in the Middle East, increased exploration and development work across Asia, and sustained activity in Australasia and China. Within the Europe, CIS & Africa Area, year-on-year revenue grew by 8%, led by the Russia and Central Asia region on strong land activity in West Siberia and robust offshore project work in Sakhalin. The Latin America Area grew by 3% over the year, mainly because of good progress on the Shushufindi production management project in Ecuador and strong integrated project management activity in Argentina. In North America, revenue strengthened by 3%, driven by higher offshore drilling and exploration activity.

All three product groups benefited from the growth in activity. Reservoir Characterization revenue grew by 10% over the year from market share gains and higher exploration activity in offshore and key international land markets. Drilling Group revenue, up 9%, increased on robust demand for services as offshore drilling activity strengthened in the US Gulf of Mexico, Sub-Saharan Africa, Russia, and the Middle East & Asia Area. Drilling Group revenue also increased in key international land markets in Saudi Arabia, China, and Australia on higher rig count. Production Group revenue grew by 8%, mostly from activity in the international GeoMarket* regions.

In terms of health, safety, and the environment, we made further progress in 2013, building on the strong safety performance of 2012. But in spite of this, we still suffered several fatalities, generally associated with contractor driving, and we are working relentlessly to prevent these tragic losses from occurring in the future. Injury rates and automobile accident rates fell in 2013, largely as a result of our continued focus on driving safety as well as on injury prevention programs. As an extension to our Journey Management Program, we opened a new Global Journey Management Center in Kuala Lumpur, Malaysia, in October.

New technology sales were strong across all groups, offering opportunities for higher pricing in almost all markets as customers seek new approaches to old challenges. The Wireline Saturn 3D radial fluid sampling probe, for example, has enjoyed one of the most rapidly growing deployments of new formation evaluation technology for a number of years. The Saturn probe extends formation testing to the previously inaccessible fluids and reservoir environments of low-permeability formations, heavy-oil reservoirs, unconsolidated formations, near-critical fluids, and rugose boreholes in today's complex developments.

Among Drilling Group technologies, innovative new drill bits enjoyed significant market penetration. Drill bits equipped with Stinger* conical diamond elements for stability and improved drilling speed have already made more than 1,100 runs in North America alone, achieving an average improvement of 15% in rate of penetration since their introduction in the first quarter. In the second quarter, we commercialized ONYX 360* rotating cutters, which will lead to major improvements in bit run lengths in abrasive formations. Our success in integrating a number of distinct drillbit technologies, either developed in house or added to our portfolio through acquisition, has been significant, and Schlumberger is now recognized as the leading drillbit supplier in the industry.

In the Production Group, we conducted a number of field experiments and started field testing new technologies designed to significantly improve the efficiency of how we fracture horizontal shale wells in North America to increase production while reducing water consumption and hydraulic horsepower. These technologies will be components of the BroadBand* unconventional reservoir completion technique, which includes both engineered fluid systems and completion hardware to be introduced gradually to the market in the coming year. In another Production Group development, we acquired a number of rod pump companies operating in the key liquid-producing shale basins in North America. This technology will be integrated with our existing Artificial Lift business to provide life-of-the-well artificial lift solutions that leverage our production engineering expertise and extensive monitoring and data integration capabilities.

During the first half of the year, we completed the OneSubsea joint venture with Cameron, combining our deep understanding of the reservoir and our industry-leading well completions, subsea processing, and integration capabilities with the design capability, manufacturing excellence, and installation record of Cameron. From this comprehensive foundation, OneSubsea offers best-in-class subsea solutions by optimizing complete subsea production systems that help customers improve subsea development production and recovery.

In line with our belief that the size of Schlumberger now represents a significant strength, we have begun implementation of a series of transformational initiatives designed to leverage both the size of our operations and the breadth of our offerings to generate a further competitive advantage. We are already seeing how better asset management, personnel deployment, and improved reliability of field technical equipment can bring sustainable gains in both efficiency and quality. Looking forward, we believe that transforming our organization to make our size and breadth help improve performance and lower risk will further differentiate us as a company.

Looking ahead at 2014, we expect economic fundamentals to further improve in the US while Europe seems set for stronger growth. These positive effects should overcome lower growth in some developing economies and support a continuing rebound in the world economy. Within this scenario, oil demand forecasts in 2014 have now been revised upward to the highest growth rate in several years. Oil supply is expected to keep pace with demand, with the market remaining well balanced. Natural gas prices internationally should be supported by demand in Asia and Europe, while in the US we see no change in fundamentals, with any meaningful recovery in dry gas drilling activity still some way out in the future.

The quality of our results in 2013 was driven by strong new technology sales and an unwavering focus on execution and resource management. With E&P spending expected to grow further in 2014, led by international activity and continuing strength in deepwater US Gulf of Mexico, we remain positive and optimistic about the year ahead on the back of a well-balanced business portfolio, wide geographical footprint, and our strengthening operational, organizational, and executional capability.

I would like to thank our customers for their confidence and support, and our employees for their commitment and their continued focus on execution through integration, quality, and efficiency.

Paal Kibsgaard
Chief Executive Officer


FORMED BY
berger



Above, Saturn team leaders Stephane Metayer, Jonathan Leonard, Emmanuel Gonzalez, Chris Tevis, and Pierre-Yves Corre receive their awards from CEO Paal Kibsgaard and Marketing Senior Vice President Bill Coates at the annual celebratory dinner in Paris. Right, reservoir fluids enter the Saturn probe through four orthogonal self-sealing ports that draw fluids circumferentially from the reservoir.

The Chief Executive Officer's Award 2013

Teamwork, innovation, and business impact

The Performed by Schlumberger program was introduced in 2000 to recognize the people and the teams behind the projects that demonstrate outstanding teamwork, innovation, and business impact—for the customer and for Schlumberger. In 2013 there were 545 nominations, from which "Saturn—Out-of-this-World Formation Testing" received the highest accolade—the Schlumberger Chief Executive Officer's Award.

The Saturn 3D radial probe is the latest in a long line of Schlumberger Wireline formation sampling and testing services. As early as 1950, the need to extract representative samples of reservoir fluids in situ had been identified. The first tool, the Formation Tester, used an extensible probe and a single sample chamber to recover a fluid sample. Over the years, this service evolved into the Formation Interval Tester, which could capture better and more representative reservoir samples and was used well into the 1970s.

The next-generation tool, the RFT* repeat formation tester, introduced in the mid-1970s, used advanced developments in hydraulics and incorporated two pretest chambers with pressure sensors. It was rapidly realized that the tool's pressure measurements yielded valuable information about the reservoir. As a result, the RFT tester gained wide acceptance. The technology continued to evolve into the early 1990s, when the MDT* modular formation dynamics tester was introduced. The MDT tester brought flexibility and platform capability that includes downhole fluid analysis. The technology still represents the state of the art today.

The Saturn 3D radial probe uses multiple self-sealing ports to extract fluid from around the borehole wall with previously unachievable accuracy and purity. Field tested and rolled out in 27 Schlumberger GeoMarket regions, the service extracts fluids from a total surface flow area that is 12 times greater that of conventional single-probe technology, quickly establishing uncontaminated fluid flow for pressure testing and collecting samples even in low-mobility and low-permeability formations. The tool has seen one of the most rapid market deployments of any Schlumberger service, with its innovative features bringing a new dimension to wireline formation testing.



Making the Whole Greater than the Sum of the Parts

Global energy demand is expected to grow by approximately one-third by 2035. Despite the rapid expansion of renewable energy sources, the International Energy Agency expects that oil and gas will meet about half of that. Although the world's hydrocarbon resources are adequate, tremendous investment in exploration and production (E&P) will be required across frontier regions where new accumulations are being sought in deeper waters, at higher temperatures and pressures, and in more complex geology, as well as from mature fields where service intensity continues to rise.

From Unconventional to Conventional

The increasing diversity of oil and gas field development presents a variety of technical challenges. The workflow and technology applied cannot be routine but must be customized from field to field. High-cost deepwater developments require maximum safety and minimum risk during the drilling of deviated wells from a floating platform, whereas the unconventional reservoirs that have enabled the rapid production of oil and natural gas from shale deposits in North America demand efficient drilling and completion with maximum safety and environmental protection.

These two extremes exemplify the variety that the industry faces. The unprecedented rise in shale gas production in the US that is being followed by that of tight oil production is based on technology breakthroughs and new and advanced workflow processes. The speed of technical progress can be seen in the development of the Bakken Shale in North Dakota, where the first well was drilled in late 1953. Only a few hundred more wells were drilled over the following 50 years and oil production never exceeded a few thousand barrels per day. Not until 2007 did operators introduce new technologies, new efficiencies, and a workflow for shale resource development. Only six years later the number of producing wells has reached more than 6,500, and production grown to almost 1 million bbl/d of oil.

The value of technology must be enhanced through successful integration with human skill and operational workflow.

In deepwater areas production growth has been much slower despite the fact that more than half of all oil discoveries since the early 2000s have been made in such environments. Less than 20% of these had been put in production by the end of 2013, and less than 15% of new production expected on line by 2020 will come from such developments—largely as a result of their complexity and capital intensity.


Deepwater

In the PetroTechnical Engineering Center in Houston, Operations Support Engineers Elvis Diala and Thomas Alexander Dykes monitor multiple information sources during real-time drilling operations on deepwater wells in the US Gulf of Mexico.

One overriding principle applies to producing hydrocarbons from these diverse environments: the whole must be greater than the sum of the parts. New technologies have brought considerable value in improving performance and reducing risk. But for oil and gas to continue to be viable and affordable components of the energy mix of the future, the value of technology must be enhanced through successful integration with human skill and operational workflow to bridge the physical and the digital worlds.

The Digital Workflow

Whether working offshore in deepwater or developing an unconventional reservoir on land, E&P activity would be much easier if we could actually see what is happening thousands of meters below. But the reservoir is hidden from view, so instead we can envision it by building a model of its characteristics and peculiarities. Just as medical science uses many techniques to determine the health of the human being—from blood analysis to full-body scanning—so does petroleum science in its quest to understand and optimize the performance of the oil and gas reservoir.

To develop and manage an oil field in the most efficient way possible, measurements and other data from many sources must be integrated into a model that is consistently updated over time. However, the measurements are made at different scales, from centimeters around the wellbore to kilometers across the field; they have different sensitivities to various reservoir parameters; and they are made at different times during the life of the field, for example, as fluid volumes and properties change through production.

Each measurement, taken separately, yields only a single piece of information. Seismic data, for example, reveal structural attributes of the reservoir. Electromagnetic data map fluids—both hydrocarbon and water—across the reservoir. Pressure measurements document production characteristics. Integrated through the right model, however, these measurements become consistent with each other, making the whole greater than the sum of the parts and leading to better reservoir understanding.

Many technical domains are needed to build and validate a reservoir model—geology, geophysics, and petrophysics in addition to reservoir, drilling, and production engineering. The ability of specialists in these domains to work together seamlessly, efficiently, and accurately is key to delivering the best possible results.


Data from many sources must be integrated into a model that is consistently updated over time.

Data require validation before they are used in a model. Research Engineer Alyssa Charsky loads a rock sample for analysis of total organic carbon to validate wireline logs from Litho Scanner spectroscopy service. Total organic carbon is important for characterizing unconventional resources.*

To enable sharing the model between specialists over the life of the field, from discovery to abandonment many decades later, technical software platforms are employed to provide critical insight into well, field, and surface performance.

The software platforms must integrate all available data while enabling real-time data capture. Moving data in real time from the drilling rig or production facility to the office has become standard procedure—the real value is created in how the integrated data drive operational and investment decisions. In addressing an industry challenge, three different perspectives must be accommodated. First is the earth model perspective that sees the overall reservoir shape, size, and type as well as the variation of parameters across many kilometers. Second is the wellbore model, built at a scale of a few meters around the borehole to provide granular information for safely, efficiently, and economically characterizing the reservoir and drilling the well. Third is the production management aspect, which tracks the drainage of the reservoir over time and considers how each well should produce and how pressure should be maintained in the production gathering system.

These perspectives overlap. Each contributes to the overall knowledge of the field, and each must interface seamlessly with the others in a time frame that enables the best possible decisions to be made. Schlumberger provides a dedicated platform for each unique perspective: the Petrel* E&P software platform builds the shared-earth model from seismic data to simulation, the Techlog* wellbore software platform integrates all data in and around the wellbore in an intuitive manner, and the Avocet* production operations software platform combines well operations, production management systems, and integrated engineering models to measure past field performance and predict future production.

The platforms are used across the whole range of oilfield development with specific workflows for each type of reservoir and operating environment, from conventional to unconventional. The knowledge derived from each platform is shared and linked by the Studio* E&P knowledge environment and the platforms can be extended with the Ocean* software development framework using input from individuals, academia, and E&P operators as well as from Schlumberger.

Linking to Physical Measurements

Reservoir data are intricate and varied, representing significant investment. The equally sophisticated technologies that acquire and use such data are developed within Schlumberger by 15 individual product lines organized in three distinct groups—Reservoir Characterization, Drilling, and Production. These product groups provide the glue between the oilfield technical disciplines, and their combined breadth provides unique industry differentiation by covering almost every aspect of the exploration, drilling, and production cycle.

The Reservoir Characterization Group combines seismic, wireline logging, and well testing technologies for linkage to the digital world with commercially available software from Schlumberger Information Solutions. The Group also includes Schlumberger PetroTechnical Services, the industry's largest community of experts dedicated to efficient and effective data interpretation and process-based workflows. The major competitive advantage afforded by Schlumberger's industry leadership in this particular domain has been developed over the past 30 years.

The Schlumberger Reservoir Characterization portfolio includes many novel measurement technologies that deliver the high-quality measurements required for successful data integration. WesternGeco's unique IsoMetrix* marine isometric seismic technology, for example, overcomes the limitations of conventional marine seismic sampling techniques. Conventional techniques can acquire high volumes of 3D subsurface data, but their streamer spacing does not capture the whole wavefield, which prevents accurately imaging the subsurface. IsoMetrix technology accurately reconstructs the crossline seismic wavefield to enable reliable, continuous measurement of the full upgoing and downgoing wavefield. The resulting step change in image quality and repeatability offers new opportunities to mitigate E&P risk for complex reservoirs and reduce overall finding and development costs. Market acceptance has been rapid, and IsoMetrix technology has already been deployed on four continents, with operations in the North Sea, Barents Sea, and offshore South Africa, Canada, and Australia.

Wireline logging is a characterization technology that harkens back to the company's founding in 1926. A current cornerstone is a family of rock and fluid characterization services, including Rt Scanner* triaxial

Integration of Multiple Measurements

Unraveling the complexity of the reservoir to optimize production and increase recovery requires the integration of measurements across several dimensions. The first dimension uses different probing physics such as electromagnetics, acoustics, nuclear, nuclear magnetic resonance, and production data that maximize overall sensitivity to all pertinent static and dynamic reservoir fluid and rock properties. The second integrates data at multiple scales, from measurements on cores or from well logs to reservoir-scale measurements from seismic surveys or production tests. The third dimension integrates measurements across different methods of conveyance such as wireline, logging while drilling, coiled tubing, and slickline with surface-based laboratory measurements conducted at various times during the life cycle of a reservoir. The ultimate objective is to enhance the predictive capacity of the reservoir model, hence reducing uncertainty, which enables taking the right decisions to manage the field correctly.

The Schlumberger-Doll Research Center (SDR) in Cambridge, Massachusetts, USA, is engaged in developing the scientific fundamentals behind the multiple facets of reservoir measurement integration. The center is one of six Schlumberger research centers located close to academia or to major hubs of scientific and technological innovation and is in proximity to other institutions working at the forefront of relevant disciplines. Five major scientific groups in SDR reflect the company's historical strength in subsurface measurements.



SDR Research Scientist Marcus Donaldson prepares to image a saturated reservoir rock sample in a high-field magnetic resonance apparatus. Magnetic resonance images provide information on rock porosity and permeability.


Integration of downhole measurements and samples to calibrate the digital with the physical confirms understanding of the reservoir.

Geologist Barbara Hill evaluates an image of a reservoir rock sample using a scanning electron microscope at the Schlumberger Reservoir Laboratory in Houston.

induction service for fluid saturation evaluation, MR Scanner* expert magnetic resonance service for fluid typing and producibility analysis, and the Sonic Scanner* acoustic imaging platform for petrophysical, geomechanical, and geophysical measurements. The family has recently expanded with the exclusive Dielectric Scanner* multifrequency dielectric dispersion service to directly evaluate water volume and investigate rock textural properties and Litho Scanner high-definition spectroscopy service to determine complex mineralogies and lithologies, particularly in unconventional reservoir development.

The Saturn 3D radial probe is the latest advance in Wireline technologies that measure reservoir pressure and recover reservoir fluid for downhole fluid analysis (DFA) or laboratory analysis. With a surface flow area totaling nearly 80 in^2—a 1,200% increase over the largest conventional single-probe formation tester—the Saturn probe extends formation testing to the previously inaccessible fluids and reservoir environments of low-permeability formations, heavy oil, unconsolidated formations, near-critical fluids, and rugose boreholes. Real-time DFA conducted on the extracted fluid with the InSitu Fluid Analyzer* system provides the means to accurately determine the connectivity of hydrocarbon accumulations by evaluating the optical density and compositional variation of the crude oil. Knowledge of reservoir connectivity is critical in deepwater developments.

In situ fluid analysis does not, however, replace the need for well testing, another Schlumberger leadership technology, which provides information about reservoir-scale fluid connectivity and boundaries to confirm reservoir shape and size. Testing Services technologies obtain representative pressure measurements and reservoir fluid samples far from the wellbore to determine the volume of hydrocarbon reserves in place.

Schlumberger's position at the forefront of reservoir characterization technologies results from integrating individual innovations in sensor design, downhole electronics, surface systems, high-resolution recording capability, and sophisticated data handling and workflow process software. Addressing all these aspects enables making the same high-quality measurements no matter how the sensors are conveyed—on wireline, drillpipe, slickline, or coiled tubing—or on whichever measurement platform they are employed. For example, measurements of reservoir pressure made during the exploration phase by the sensors in the Wireline InSitu Fluid Analyzer system are more easily integrated with subsequently acquired pressure measurements by deploying the same type of sensors on Testing Services drillstem testing equipment, WellWatcher* downhole permanent monitoring systems, and Intellizone* modular zonal management systems.

Components, techniques, and workflows that can be propagated to different technologies to match different environments are necessary for the wide range of today's E&P. Slim, horizontal wells in unconventional reservoirs require the same measurements and quality as deep, offshore conventional wells but the hardware must be capable of navigating tight doglegs or working at higher limits of temperature or pressure. The unique through-the-bit approach of ThruBit* logging service exemplifies this, providing a complete measurement suite for shale gas development from a small-diameter toolstring. With a diameter of only 2⅛ in, the logging toolstring is sufficiently slim to pass through the center of most drillpipe, jars, and drill collars and out the opening of the specifically designed Portal* drill bit. Integration of ThruBit service—a company acquired by Schlumberger in 2011—with Schlumberger measurements continues with the addition of borehole sonic services for geomechanical evaluation to the ThruBit service platform.

Integrating Drilling Technologies

Once the well location has been selected on the basis of high-quality characterization and a shared-earth model, drilling performance becomes fundamental to cost-effective well construction. Improving the industry's typically suboptimal workflows begins with establishing three objectives. The first is to increase overall drilling efficiency, which is a function of the rate of penetration and the time actually spent drilling. The second is to precisely place the well and acquire formation evaluation data to maximize production and further reservoir characterization. The third is to provide wellbore assurance throughout the well's productive life.

Optimizing the drilling workflow for these three objectives is a complex and multidimensional challenge. It begins with a commitment to research and engineering, which must be approached in an integrated multidisciplinary manner because the technical solutions span a spectrum of scientific disciplines. Optimization also demands access to all the components of the

Integration with Physical Measurements

Nothing fully replaces visual examination and laboratory measurement of rock samples recovered from a reservoir. Schlumberger XL-Rock* large-volume rotary sidewall coring service, which cuts sidewall cores with a rock volume equivalent to that of conventional core plugs, matches the industry's standard sample size to limit the expense of conducting conventional continuous coring. Integration of downhole measurements and samples to calibrate the digital with the physical confirms understanding of the reservoir and the interaction between rock and fluid.

Traditional core analysis data are central to a variety of activities and span the life cycle of a field. Measurements are integrated into the evaluation of reservoir geology, reservoir engineering, and, later in the life of a field, enhanced oil recovery. Rock property data are integrated in seismic studies, log interpretation, reservoir simulation modeling, and stimulation and completions decisions.

Schlumberger has provided laboratory analysis of reservoir fluids for more than 40 years, and following the acquisition of TerraTek* rock mechanics and core analysis services in 2006, digital rock and fluid analysis services are now integrated across a global network of reservoir laboratories. The latest offering, CoreFlow* digital core and fluid analytics services, integrates rock and fluid laboratory work with digital core scanning and digital fluids to improve the quality of information for reservoir analysis and for input to reservoir models.



NMR Laboratory Specialist Kenneth Bohn at the Schlumberger Reservoir Laboratory in Houston loads a core sample into a nuclear magnetic resonance device.


Drilling a well involves many complex interactions . . . technologies, workflows, equipment, teams, fluids, and communications systems must be flexibly and responsively integrated.

The real-time center in Quito, Ecuador, provides a collaborative environment for multidisciplinary teams of petrotechnical experts to interface with field personnel and production operations staff at the Shushufindi field.

drilling system—from the drill bit to the surface equipment. In 2010, Schlumberger gained this access through the merger with Smith International and acquisition of Geoservices, both of which are now part of the Drilling Group technology portfolio.

Schlumberger Drilling Group technologies engineer and deploy integrated drilling systems that deliver superior performance in any particular operating environment. Overall performance is underpinned by Schlumberger's leadership in drill bits, drilling fluids, directional drilling systems, measurement- and logging-while-drilling (MLWD) tools, and surface data logging. Among these, Schlumberger assumed market leadership in drill bits in 2012 and now provides products that incorporate innovations such as Stinger conical diamond elements that stabilize bit lateral movement and ONYX 360 cutters that significantly improve performance by drilling longer sections faster.

Drilling a well involves many complex, uncertainty-laden, and rapidly changing interactions. To manage these, Drilling Group technologies, workflows, equipment, teams, fluids, and communications systems must be flexibly and responsively integrated. Schlumberger achieves this in four ways—drilling engineering and modeling, component integration and automation, subsurface knowledge and expertise, and high-quality measurements.

The Schlumberger integrated approach is evolving the engineering of the drilling system from a simple combination of discrete components to optimal systems customized through extensive design and modeling capabilities for specific customer requirements. The design scope includes understanding downhole conditions and formation properties together with improved intertool communication and synchronized control of surface and downhole technology. Helping accomplish this is the IDEAS* integrated design platform, which engineers the optimum bit in conjunction with the overall design to optimize performance and reduce drilling system shock and vibration. As one of the critical tools employed in the Schlumberger PetroTechnical Engineering Center (PTEC) network, each drilling system is submitted to rigorous design evaluation with a detailed application analysis of how the system will perform for a specific drilling program.

The Drilling Group product lines are acutely aware that one badly integrated part of the drilling assembly can lower the performance of the whole. To prevent this, drilling information is digitally integrated with petrophysics and geology domain expertise through the Petrel and Techlog platforms to provide critical wellbore modeling and analysis capability. The integration of key drilling data with the subsurface model using high-quality measurements bridges the Schlumberger drilling and reservoir characterization workflows to ensure that the whole is greater than the sum of the parts. The resulting drilling systems can achieve the well integrity and accurate well placement that cost-effective well construction demands. For example, the slimhole PowerDrive Archer* high build rate rotary steerable system in combination with Scope* MLWD services and customized Smith drill bits is delivering substantial performance gains that have significantly lowered well construction cost in fields as widespread as China, Argentina, Poland, and Australia.

Optimizing Production Technologies

Once a well is drilled, it must be produced. Long gone are early industry production techniques of relying on natural drive assisted by simple rod pumps to bring the oil to the surface. To help customers optimize production and improve recovery, the Schlumberger Production Group brings together the technologies of reservoir stimulation, well completion, artificial lift, production monitoring, and well intervention. Each product line meets specific needs and also integrates seamlessly across the Schlumberger product groups.

The workflow for unconventional reservoirs is a good example of how synergy within and between product lines can fully optimize asset performance. The hydrocarbons must be unlocked from the reservoir and their flow into the well facilitated. Maximizing the flow rate and recovery depends greatly on stimulation technologies such as hydraulic fracturing, in which specially engineered fluids are pumped at high pressure and high rate into the interval to be treated, causing minute fractures to form flowpaths in the reservoir rock.

Integration of Drilling Engineering and Modeling

Integrated drilling engineering and modeling is assured through a network of more than 20 Schlumberger PetroTechnical Engineering Centers around the world. PTEC locations combine all existing drilling domain expertise from the Drilling Group product lines with relevant subsurface geology and geophysics expertise from Schlumberger PetroTechnical Services in one place. Each PTEC is integrated with a real-time operation support center, and they are often directly linked to customer offices or able to accommodate customer personnel who wish to follow their projects. The worldwide PTEC network is staffed by more than 400 experts working 24/7.

A PTEC manager coordinates cross-product-line services and actively supports any required technical sales effort. PTEC experts design an optimized, engineered drilling system for each specific customer application, taking into consideration all available information, and incorporating contingencies for identified risks. During operations, the real-time operation center provides continuous support and captures information to improve subsequent operations, processes, and technologies.

Specific focus is placed on strengthening our subsurface and drilling domain expertise, thereby further developing Schlumberger modeling and engineering technology capabilities and integrating these into fit-for-purpose drilling processes and workflows that are able to meet customer needs.



The multi-Z salt interpretation workflow in the Petrel E&P software platform is used by the multidisciplinary teams of the Schlumberger PTEC network to develop accurate 3D models for reducing risk and improving exploration success in complex deepwater pre- and subsalt deepwater reservoirs.

Integrated Production Operations

Located in Ecuador, the Shushufindi field produces approximately 10% of the country's oil production. Discovered in 1970, Shushufindi reached peak production of 110,000 bbl/d of oil in 1992 and was acquired by PetroEcuador. Following production decline to 43,000 bbl/d, revitalization planning began in 2010.

In 2012 Schlumberger formed the Shushufindi Consortium with Tecpetrol and KKR. Key to the success of the complex project has been the integration of multidisciplinary teams and seamless coordination between parties. A strong emphasis on teamwork and alignment of goals has contributed to the early success of the project, with four drilling rigs and seven workover rigs operational by the end of 2013.

Approximately 30 new wells have been drilled. Service integration has brought operational efficiencies and deployment of more than 50 specialized technologies. Significant improvements in well construction times have been achieved, with a 15% decrease in average well drilling time.



Skilled Schlumberger wellsite supervisors and field personnel execute integrated projects within plan and to the highest quality and safety standards. IPM Wellsite Supervisor Carlos Mazabanda reviews a drilling log inside the driller's cabin on location in the Shushufindi field, Ecuador.

By consolidating field data, shared models, and reservoir simulations, the conventional approach of multiple, disparate operational and service units has now become one, all supported by the same data set, plan, and set of priorities. Two years after the project began, production has grown to nearly 70,000 bbl/d of oil, one year ahead of plan.

Successful fracture stimulation begins not with placing fractures but with placing the wellbore in the most favorable part of the reservoir, where the highest porosity and best permeability exist, and then focuses the hydraulic fracturing operation on that same zone. Reservoir characterization data from seismic surveys and logging are input to build the reservoir model with the Petrel platform for picking the most productive areas. Once the zones to be penetrated have been identified, horizontal wells are drilled using a specifically designed integrated drilling system from the Drilling Group.

The way that unconventional reservoirs are developed is being significantly changed by engineered fracturing services, such as the Schlumberger HiWAY* flow channel fracturing technique. The HiWAY technique integrates reservoir modeling, downhole hardware, specialized fluids, and a process-controlled delivery system to achieve considerable savings over conventional techniques, but first it must be decided where to put the fracture. Only a decade ago, hydraulic fracturing still employed a brute force approach to attempt stimulation of long sections of the well that typically crossed reservoir zones of limited potential. What was lacking were the necessary modeling and interpretation techniques for unconventional reservoir evaluation and development.

By applying science, Schlumberger has developed an integrated workflow for unconventional reservoirs that harnesses the power of the HiWAY technique to multistage completion technology. Proppant is directed to the most favorable reservoir zones and the subsequent development of the fracture network is monitored by "listening" to the rocks as they crack open. These microseismic monitoring techniques are based on Wireline borehole seismic technologies. Other technologies integrated from the Schlumberger Reservoir Characterization Group are surface and downhole seismic measurements, core analysis, and wireline logging and logging-while-drilling data. The result is a three-dimensional reservoir model that accurately predicts variation in unconventional reservoir quality for determining the best well locations and the best reservoir zones.

The Schlumberger integrated workflow for unconventional reservoirs has already led to a number of successes in shale gas developments. In South Texas, the Eagle Ford Completions Optimization Consortium applied the workflow in several horizontal wells in the Eagle Ford Formation. Openhole logging data were acquired using Wireline ThruBit service and the Sonic Scanner acoustic scanning platform, which was conveyed in the horizontal sections by the Wireline TuffTRAC* tractor. The acquired digital data were used to generate optimized completion designs with Mangrove* engineered stimulation design in the Petrel platform. The production from each well was profiled with the Wireline Flow Scanner* well production logging system conveyed by the MaxTRAC* downhole wireline tractor system to evaluate both reservoir and completion quality. The workflow integrated Schlumberger technologies to optimize the completions, which increased the number of perforation clusters contributing to production by 28%, elevating all of the completed wells to the top quartile in performance compared with their peers that were conventionally completed with geometric perforation spacing.

From Single Services to Integrated Operations

The integration of technologies and workflows exemplified by the Eagle Ford Consortium is a step change from past procedures, in which oil companies tendered almost every major oilfield service separately and retained overall coordination. As a result, benefits from integration within the service industry could not be realized. Although this may still be a viable standard in many simple field developments, the increasing number of cost-sensitive unconventional operations and high-cost deepwater projects benefit from a new integrated approach to improve efficiency, reduce cost, and mitigate risk.

Regardless of size, no one oil company can be expected to possess the skills and experience to operate across the technology spectrum, given the increasingly sophisticated technology that the most challenging operations demand. Rather, closer integration of oil company operations with the technology delivery and workflow processes of the oilfield services provider brings substantial gains. There are, of course, various levels of integration. Single services continue to represent the largest share of the market but become increasingly unwieldy, inefficient, and costly as operational complexity grows. Bundled services that lump together discrete offerings may reduce price but often fail to boost efficiency when service providers continue to function independently. Integrating services can seamlessly coordinate each successive task to boost efficiency, share expertise, and dovetail one service with another, especially where the service company is tasked to manage the entire wellsite operation.

Closer integration of oil company operations with the technology delivery and workflow processes of the oilfield services provider brings substantial gains.

It is at this highest level of integration that operations must use workflows to strategically coordinate all of the products, services, and personnel for a given project across traditional boundaries. Not only is this required at the field operational level, it must also occur in the back office and begin in the planning phase, well before the project spuds. It is essential that the oil company and service provider combine their operational experience, technical expertise, and human resources into one closely knitted team that eliminates duplicate tasks.

Engineering Integrated Technologies

While the Schlumberger product groups integrate technologies and workflows into service offerings that improve reservoir performance and reduce technical risk, the development of those technologies is the mission of the Schlumberger Research, Engineering, Manufacturing and Sustaining (REMS) organization. This organization links over 10,000 employees working on more than 600 projects in approximately 125 centers located in 15 countries worldwide. It represents an investment of more than $1.2 billion annually, and while its scope can be seen through the innovative products and services delivered, its technical foundation can be appreciated by the 11,500 patents that the company has filed over just the last 5 years.

As part of the Schlumberger pursuit of excellence, the REMS organization was itself reinvented in 2008 to leverage scale and create an effective vehicle for


High temperatures and pressures, violent shocks, and corrosive environments. It is these environmental conditions that differentiate oilfield technology mission profiles from those of other industries.

Downhole equipment is subject to high temperatures and pressures as well as mechanical shock. Electrical Technology Engineer Suriyakan Vongtragool Kleitz examines a circuit board in Clamart, France, with an acoustic microscope to identify potential weaknesses following a series of qualification tests.

completely upgrading our methodology and practices toward significantly increasing return on investment. Five years later, we have largely completed the transformation of the organization by creating a unified global structure in which engineering, manufacturing, and field support teams work together closely, spanning REMS centers and technology product lines.

This structure, modeled from the best practices of leading engineering and manufacturing companies, covers all aspects of our product development efforts, including design methodologies, test and qualification principles, manufacturing techniques, and the capture and use of data from field operations. We employ practices that combine the LEAN and Six Sigma principles that have driven reliability and performance improvements in other high-technology industries, such as automotive and aerospace. The Schlumberger product development system focuses on advancing performance in three principal directions: shortening product development time, improving product reliability, and reducing the total cost of ownership for all of our products.

One way of achieving performance gains is a platform engineering approach that enables running the same measurement sensors on different methods of conveyance and combining complementary measurements on the same platform. This yields economies of scale through standardized components that are common to a number of different tools. For example, the fundamental Wireline hydraulic tool platform powers different formation tester configurations as well as the XL-Rock large-volume sidewall coring service. This concept has led to the creation of the Enabling Technology Group (ETG), which is charged with finding and developing new oilfield technologies together with establishing common technical building blocks that optimize efficiency and reduce technical risk during the product development process.

To function as efficiently and effectively as possible in providing its expert services to all Schlumberger product development teams, the ETG aligns its aims not only with product group plans for new technology but also with the ideas that emanate from the research organization. With this perspective, ETG can identify common opportunities to assess which are most likely to have the greatest impact. This in turn drives technology sourcing, the identification of potential partners, and eventually the validation and verification processes.

One of the greatest challenges faced by research and engineering is the extreme conditions that oilfield technologies work under. Downhole equipment is subject to high temperatures and pressures, violent shocks, and corrosive environments. It is these environmental conditions that differentiate oilfield technology mission profiles from those of other industries with similar data and measurement requirements. While this challenge is nothing new, the complexity of future hydrocarbon resources is continually growing the environmental envelope deeper, hotter, and longer. As a result, technology components must be extensively tested to validate and verify their performance. ETG takes the lead in this activity with specialized test equipment and laboratories within the network of Schlumberger engineering and manufacturing centers.

Technology standardization also brings advantages to the field organization. In fact, harmony among the product lines reinforces the Schlumberger operating model introduced with the organization of GeoMarket regions in 1998. That model promoted integration between technology deployment and field operation by housing operational crews from different product lines under the same roof. The advantages were clear—shared services provided common support, while product line integration enabled more efficient delivery of oilfield services through mutual proximity—from single service to integrated project management. The geographical GeoMarket regions also improved efficiency through regional knowledge, customer contact, and relevant technology deployment.

Today's combination of the integrated Schlumberger REMS organization with the GeoMarket region structure directed by product group coordination is laying the foundation for even higher levels of service quality. One important enabler is a new generation of fit-for-purpose operations bases providing fully integrated levels of service delivery. These bases achieve complete integration of all active product lines in a given area while consolidating resources and logistics and optimizing operational processes and maintenance layouts. In the last two years, nine such bases have been opened in as many countries, representing an investment that exceeds $350 million while delivering incalculable value to operators.

Integrated Operations Bases

The Cota integrated facility in Bogota, Colombia—one of several such bases inaugurated in 2013—was designed to facilitate synergy between Schlumberger product lines to improve integration, efficiency, quality, and safety.

The facility, which covers 122,000 m^2, combines the latest Schlumberger technologies, experienced personnel, and advanced workflows in logistics, materials management, maintenance planning, operations monitoring, and resource management.

Integration leads to increased efficiency. For example, engineered well construction services are supported by state-of-the-art laboratories and modeling software, enabling field engineers and petrotechnical experts to reduce prejob cycle time. To expedite the maintenance of tools and field equipment, each product line has dedicated workflows to guide tools into the maintenance area and through predetermined steps prior to final quality control checks. The process is supervised by maintenance experts in close collaboration with the field engineers and technicians who use these tools in the field.

Tools and equipment to be sent to the field undergo a final test in the integrated test bay. All major tool functions, including safety features, are tested under the supervision of qualified experts, and the test logs are analyzed before final release. All records are archived for traceability and can be accessed both locally by field engineers and technicians and remotely by engineering center support staff overseeing a larger fleet of assets.



Integration of laboratory testing with field operations leads to increased efficiency and reduced risk. Laboratory technicians in the Cota integrated facility test drilling fluid rheology and density before use in the field.


The complexity of future sources of hydrocarbon demands new and unique capabilities.... Integration of these capabilities is necessary for the substantial gains the E&P industry requires.

The Whole Is Greater than the Sum of the Parts

Schlumberger operates in more than 85 countries —many of them for more than 70 years. Throughout this time, we have continuously invested in infrastructure and resources, creating an integrated global deployment platform that is unmatched in the industry. We have maintained a strong commitment to recruiting and developing local talent everywhere we operate, creating both extensive local knowledge as well as deep and long-standing customer relationships. In addition, we have established REMS centers throughout the world, making sure they touch all operating environments while remaining close to the regional challenges of our customers.

The 15 strong product lines that are the core of the Schlumberger organization are in charge of the technology portfolio, sales, and resource management, as well as product and service delivery. To complement this, the GeoMarket regions are responsible for customer interface coordination, cross-product-line opportunities, and management of main support functions, as well as providing general business oversight. The scale of our operations, combined with the breadth of our business offering and the strength of our customer relationships, creates massive reach in terms of market intelligence and understanding of customer needs and market opportunities.

Integration of technology among the Schlumberger product lines brings new and innovative service offerings. In Neuquen, Argentina, Field Engineer Ghysella Reny Nababan runs wireline openhole and StimMAP hydraulic fracture mapping services to map fracture patterns from hydraulic stimulation.*

The complexity of future sources of hydrocarbon supply demands new and unique capabilities from the oilfield services sector to deliver workflows incorporating technological advances that connect the physical and digital worlds, the engineered systems required to drill and produce challenging wells, and the ability to leverage teams of highly skilled experts from around the globe. Integration of these capabilities into a coherent and cohesive oilfield services company is necessary for the substantial gains that the E&P industry requires to continue to safely and reliably provide environmentally acceptable energy as economically as possible.

Schlumberger, with almost 20 years of experience in supplying integrated services at all levels and with the industry's broadest technology portfolio, deepest scientific understanding, and largest petrotechnical workforce, is well-positioned to benefit from the drive to closer service integration that is necessary for E&P business today. The whole is indeed greater than the sum of the parts.